Exhibit 99.1

YAMANA GOLD INC.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

March 31, 2009

150 York Street, Suite 1102

Toronto, Ontario  M5H 3S5

TABLE OF CONTENTS

INTRODUCTORY NOTES	2
Cautionary Note Regarding Forward-Looking Statements	2
Currency Presentation And Exchange Rate Information	3
CORPORATE STRUCTURE	3
GENERAL DEVELOPMENT OF THE BUSINESS	5
Overview of Business	5
History	6
DESCRIPTION OF THE BUSINESS	8
Principal Products	8
Competitive Conditions	8
Operations	8
Environmental	9
Risks of the Business	10
Technical Information	20
Mineral Projects	23
Summary of Mineral Reserve and Mineral Resource Estimates	23
Material Mineral Properties	25
Chapada Mine	25
El Peñón Mine	34
Jacobina Mining Complex	40
Gualcamayo Mine	48
Minera Florida Mine (Alhué Property)	60
Other Producing Mines	67
Fazenda Brasileiro Mine	67
São Francisco Mine	67
São Vicente Mine	68
San Andrés Mine	68
Alumbrera Mine	70
Development and Advanced Stage Exploration Projects	71
Pilar	71
Ernesto/Pau-a-Pique	71
C-1 Santa Luz	72
Agua Rica Project	73
Esquel Project	73
Mercedes	73
Jeronimo (Agua de la Falda)	75
Amancaya	75
La Pepa	75
DIVIDENDS	75
DESCRIPTION OF CAPITAL STRUCTURE	76
MARKET FOR SECURITIES	77
DIRECTORS AND OFFICERS	78
PROMOTER	84
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	84
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	85
TRANSFER AGENTS AND REGISTRAR	85
MATERIAL CONTRACTS	85
AUDIT COMMITTEE	86
INTERESTS OF EXPERTS	87
ADDITIONAL INFORMATION	89
SCHEDULE “A” – CHARTER OF THE AUDIT COMMITTEE	90

ITEM 1

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains or incorporates by reference ‘‘forward-looking statements’’ within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as ‘‘plan’’, ‘‘expect’’, ‘‘budget’’, ‘‘target’’, ‘‘project’’, ‘‘intend’’, ‘‘believe’’, ‘‘anticipate’’, ‘‘estimate’’ and other similar words, or statements that certain events or conditions ‘‘may’’ or ‘‘will’’ occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and the Company’s plans and objectives and may not be appropriate for other purposes.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This annual information form uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Currency Presentation And Exchange Rate Information

This annual information form contains references to both US dollars and Canadian dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “Cdn$”.

The closing, high, low and average exchange rates for the US dollar in terms of Canadian dollars for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 as reported by the Bank of Canada, were as follows:

	Year-Ended December 31
	2008	2007	2006
Closing	$1.22	$0.99	$1.17
High	1.30	1.19	1.17
Low	0.97	0.91	1.10
Average(1)	1.07	1.07	1.13

                                                Calculated as an average of the daily noon rates for each period.

On March 30, 2009, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.26 or Cdn$1.00 = US$0.79.

ITEM 2

CORPORATE STRUCTURE

Yamana Gold Inc. (the “Company” or “Yamana”) was continued under the Canada Business Corporations Act by Articles of Continuance dated February 7, 1995.  On February 7, 2001, pursuant to Articles of Amendment, the Company created, and authorized the issuance of a maximum of 8,000,000, first preference shares, Series 1.  On July 30, 2003, pursuant to Articles of Amendment, the name of the Company was changed from Yamana Resources Inc. to Yamana Gold Inc.  On August 12, 2003, the authorized capital of the Company was altered by consolidating all of the then issued and outstanding common shares of the Company on the basis of one new common share for 27.86 existing common shares.

The Company’s head office is located at 150 York Street, Suite 1102, Toronto, Ontario M5H 3S5 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2.

The corporate chart that follows on the next page illustrates the Company’s principal subsidiaries (collectively, the “Subsidiaries”), together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company.  As used in this annual information form, except as otherwise required by the context, reference to the “Company” or “Yamana” means Yamana Gold Inc. and the Subsidiaries.

Yamana Gold Inc. (Canada)
Viceroy Exploration Ltd. (British Columbia)
Minera Yamana Inc. (Ontario)
Yamana International Finance BV (Netherlands)
6805346 B.C. Ltd. (British Columbia)
6855237 Canada Inc. (Canada)
Certain BC, Dutch, Chile & Barbados Holdco's
Certain Belize Holdco's
Certain BVI Holdco's
Certain BVI and Dutch Holdco's
Northern Orion Argentina Holdings SA (Cayman)
Northern Orion Canada Pampas Ltd. (British Columbia)
Fortuna Holdings (Cayman) Ltd. (Cayman)
Meridian Gold Company (Delaware)
Meridian Gold Holdings Cayman Limited (Cayman)
Meridian Gold Holdings II Cayman Limited (Cayman)
Meridian Gold Barbados Limited (Barbados)
Meridian Gold Holdings Mexico SADCV (Mexico)
Minas Argentinas S.A. (Argentina)
Minerales de Occidente S.A. (Honduras)
Certain Cayman & Delaware Holdco's
Certain Cayman, Bermuda & Antiguan Holdco's
Gualcamayo Project
San Andrés Mine
Minera Agua Rica Sucursal (Argentina)
Minera Alumbrera Sucursal (Argentina)
Certain Cayman, Uruguay, Chile and Mexico Holdco's
Agua Rica Property
Alumbrera Mine
Yamana Desenvolvimento Mineral S.A. (Brazil)
Minera Meridian Ltda. (Chile)
Minera Florida Ltda. (Chile)
Yamana Chile Services Ltda. (Chile)
Minera Meridian Austral S.A. (Argentina)
Minera Meridian Minerales SPLCV (Mexico)
Pilar de Góias Project(1)
Serra da Borda Mineração e Metalurgia S.A. (Brazil)
Jacobina Mineração e Comercio Ltda. (Brazil)
Mineração Maracá Industria e Comércio S.A. (Brazil)
Mineração Fazenda Brasileiro S.A. (Brazil)
Mineração Jacarandá Ltda. (Brazil)
Minera Florida Mine
Esquel Property
Mercedes Project
São Francisco, São Vicente Properties
Pau-a-Pique/ Ernesto Project
Jacobina Mine
Chapada Mine
Fazenda Brasileiro Mine/C1 Santa Luz
Maria Preta
El Peñón Mine
Amancaya Project
La Pepa Project
Aqua de la Falda S.A. (Chile)
Jeronimo Property
50%
25%
12.5%
57%

(1) Yamana Desenvolvimento Mineral S.A. pays a royalty fee to the land owners of Pilar de Góias in order to explore the property and have rights to acquire an interest in the property upon certain exploration targets.

ITEM 3

GENERAL DEVELOPMENT OF THE BUSINESS

Overview of Business

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties and land positions in Brazil, Chile, Argentina, Mexico and Central America. Yamana is producing gold and other precious metals at intermediate company production levels. Yamana plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

The Company’s portfolio includes: (i) ten operating gold mines, namely Chapada (copper/gold), El Peñón (gold/silver), Jacobina, Gualcamayo, Minera Florida (gold/silver/zinc), Fazenda Brasileiro, São Francisco, São Vicente, San Andrés and a 12.5% indirect interest in the Alumbrera project (copper/gold/molybdenum), and (ii) various advanced and near development stage and exploration properties in Brazil, Chile, Argentina, Mexico and elsewhere in the Americas.

Set out below is a list of Yamana’s main properties and mines:

Producing Mines

•      Chapada Mine (Brazil)
•      El Peñón Mine (Chile)
•      Jacobina Mining Complex (Brazil)

•      Gualcamayo Mine (Argentina) (in process of commissioning)
•      Minera Florida Mine (Chile)

•      Fazenda Brasileiro Mine (Brazil)
•      São Francisco Mine (Brazil)

•      São Vicente Mine (Brazil) (in process of commissioning)
•      San Andrés Mine (Honduras)
•      Alumbrera Mine (Argentina) — 12.5% indirect interest

Development and Advanced Stage Exploration Projects

•      Pilar (Brazil)
•      Ernesto/Pau-a-Pique (Brazil)
•      C-1 Santa Luz (Brazil)
•      Agua Rica (Argentina)
•      Esquel (Argentina)
•      Mercedes (Mexico)
•      Jeronimo (Chile)
•      Amancaya (Chile)
•      La Pepa (Chile)

History

Over the three most recently completed financial years, the following events contributed materially to the development of the Company’s business.

Gualcamayo Mine – Construction and Commercial Production

The Company substantially completed the construction of the Gualcamayo gold mine in the fourth quarter of 2008.  Mining began in late 2008, while the processing of ore began in early 2009. Commercial production of gold is projected to begin in mid-2009 at an annualized level of approximately 200,000 ounces per year. The three main mineral deposits at Gualcamayo include the main Quebrada del Diablo (QDD) deposit, the Magdalena and Amelia Ines satellite deposits (AIM) and the QDD Lower West underground zone. In 2009, approximately $5 million has been allocated for further exploration of QDD Lower West, including for the advancement of 100 metres of underground development and 10,000 metres of diamond drilling.  The goal is to expand the deposit along strike to the west with the intention of expanding the known ore body and total mineable reserves in the western area. See “Description of the Business - Mineral Projects”.

São Vicente Mine – Construction and Commercial Production

The Company substantially completed the construction of the São Vicente gold mine in the fourth quarter of 2008.  São Vicente is located in west central Brazil, close to the Bolivian border and approximately 50  kilometres north of Yamana’s São Francisco Mine. Mining began in late 2008, with the first bullion produced in early 2009. Commercial production of gold is on track for mid-2009.  Gold mineralization occurs for more than 1,000 metres in two parallel northwest trending zones. The mine has an estimated mine life of at least five years and is expected to produce a total of approximately 300,000 ounces of gold over that period. See “Description of the Business - Mineral Projects”.

Acquisition of Northern Orion

On October 13, 2007, Yamana acquired 100% of the common shares of Northern Orion in exchange for approximately 84 million common shares of Yamana and cash based on an exchange ratio of 0.543 of a Yamana common share and Cdn$0.001 in cash for each Northern Orion share exchanged.  Yamana assumed two series of warrants of Northern Orion upon the acquisition, of which one series (Series B) expired on May 29, 2008.  The Series C warrants remain outstanding and are each exercisable at Cdn$6.00 at any time before February 17, 2010 for 0.543 of a Yamana common share.  As a result of this acquisition, Yamana acquired an interest in the producing Alumbrera mine (12.5%) and the development project Agua Rica (100%) in Argentina.  See “Development of the Business — Mineral Projects”.

On November 2, 2007, the Company filed a Business Acquisition report in respect of the Northern Orion acquisition which is available on SEDAR (www.sedar.com).

Acquisition of Meridian

On October 12, 2007, the Company acquired approximately 78% of the common shares of Meridian in exchange for approximately 179 million common shares of Yamana and Cdn$559 million in cash (based on an exchange ratio of Cdn$7.00 cash plus 2.235 Yamana common shares for each Meridian share exchanged), and on November 5, 2007, the Company acquired approximately 13% of the common shares of Meridian in exchange for approximately 30 million common shares of Yamana and Cdn$93 million in cash.  On December 31, 2007, Yamana acquired the remaining approximate 10.5% of the common shares of Meridian based on the same exchange ratio pursuant to a subsequent acquisition transaction.  As a result of the Meridian acquisition, Yamana acquired interests in the producing El Peñón mine (100%) in Chile, the Minera Florida mine (100%) in Chile, the Rossi property (40%) in the United States and the development projects Esquel (100%) in Argentina, the Mercedes project (100%) in Mexico, the Jeronimo project (56.7%) in Chile and other exploration properties.  See “Development of the Business — Mineral Projects”.

On November 2, 2007, the Company filed a Business Acquisition report in respect of the Meridian acquisition which is available on SEDAR (www.sedar.com).

Chapada Mine – Construction and Commercial Production

The Company completed the construction of the Chapada copper-gold mine in the fourth quarter of 2006.  The mine and mill commenced continuous operations in late November 2006 with concentrate production also commencing in November 2006. The Company declared commercial production at Chapada as of February 11, 2007 and the mine is producing and selling copper-gold concentrate on a consistent basis.  During 2007, Yamana completed a scoping study and sulphuric acid market study relating to the possible production and sale of pyrite concentrate from the Chapada mine. Yamana also completed an updated feasibility study during the fourth quarter of 2008 focused on the phased expansion to 20 million tonnes per year and then to 24 million tonnes per year.  See “Description of the Business - Mineral Projects”.

Acquisition of Viceroy

On October 27, 2006, Yamana acquired 95% of the common shares of Viceroy Exploration Ltd. (“Viceroy”) in exchange for approximately 53.2 million common shares of Yamana (based on an exchange ratio of 0.97 of a Yamana common share for each Viceroy share exchanged), and in January 2007, Yamana acquired the remaining 5% Viceroy through a compulsory acquisition transaction.  As a result of its acquisition of Viceroy, Yamana acquired the advanced exploration stage Gualcamayo gold project (100%) and other exploration properties in Argentina.  See “Development of the Business — Mineral Projects”.

On December 27, 2006, the Company filed a Business Acquisition Report in respect of the Viceroy acquisition, which is available on SEDAR (www.sedar.com).

Acquisition of Desert Sun

On April 5, 2006, Yamana acquired all of the issued and outstanding shares of Desert Sun Mining Corp. (“DSM”) in exchange for approximately 63.9 million common shares of Yamana (based on an exchange ratio of 0.6 of a Yamana common share for each DSM share exchanged).  The warrants that were assumed upon the acquisition of DSM, which were listed on the TSX and became exercisable to acquire 0.6 of a Yamana common share at an exercise price of Cdn$2.50 per warrant (Cdn$4.17 per whole Yamana common share), expired on November 30, 2008.  The acquisition of DSM added a producing mine, the Jacobina mine (100%) in Brazil, to Yamana’s existing mineral projects.  In addition, Yamana acquired the Morro do Vento, Morro do Vento extension and Canavieiras projects and other exploration projects in the Bahia goldbelt. See “Description of the Business — Mineral Projects”.

On April 6, 2006, the Company filed a Business Acquisition Report in respect of its acquisition of DSM, which is available on SEDAR (www.sedar.com).

Acquisition of RNC

On February 28, 2006, Yamana acquired all of the outstanding shares of RNC Gold Inc. (“RNC”) in exchange for approximately 4.9 million common shares of Yamana (based on an exchange ratio of 0.12 of a Yamana common share for each RNC common share exchanged).  Each outstanding RNC warrant assumed upon the acquisition of RNC became exercisable to acquire 0.12 of a common share of Yamana at an exercise price of Cdn$1.25 until March 22, 2010.  These warrants are not listed.  Prior to the completion of this acquisition, Yamana advanced a senior secured loan of approximately $18.9 million to RNC to facilitate RNC’s purchase of a 75% interest in the San Andrés gold mine in Honduras. Upon the closing of acquisition, Yamana exercised RNC’s option to acquire the remaining 25% interest in the San Andrés gold mine for consideration equal to $4 million which was paid through the issuance of 872,093 Yamana common shares.  The purchase price for the acquisition totalled approximately $53 million, comprised of $28 million in common shares of Yamana, $18.9 million in the form of the senior secured loan noted above and $2.1 million of other transaction costs and adjustments.

On July 6, 2006, Yamana sold to Central Sun Mining Inc. (formerly known as Glencairn Gold Corporation) (“Central Sun”) its La Libertad gold mine in Nicaragua and its 60% interest in the Cerro Quema gold deposit in

Panama, which it had acquired through its acquisition of RNC.  As consideration, Central Sun issued to Yamana a total of 32 million Central Sun common shares; 26 million of which were attributable to the acquisition of La Libertad and six million of which were attributable to the acquisition of the Cerro Quema interest.  In connection with the sale, Yamana subscribed for Cdn$2.5 million worth of common shares of Central Sun and holds an approximate 17.9% interest in Central Sun.  On March 20, 2009, Central Sun shareholders approved a transaction pursuant to which B2Gold Corp. has now acquired Central Sun.  As a result of the closing of this transaction, Yamana now holds a 4.15% interest in B2Gold Corp.

On March 1, 2006, the Company filed a Business Acquisition Report in respect of its acquisition of RNC, which is available on SEDAR (www.sedar.com).

Stock Exchange Listings

On January 12, 2007, the Company commenced trading on the New York Stock Exchange under the ticker symbol “AUY”.

On June 12, 2007, the Company commenced trading on the London Stock Exchange under the ticker symbol “YAU”.

ITEM 4

DESCRIPTION OF THE BUSINESS

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties and land positions in Brazil, Chile, Argentina, Mexico and Central America. Yamana is producing gold and other precious metals at intermediate company production levels.  Yamana plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

Principal Products

The Company’s principal product is gold, with gold production forming a significant part of revenues.  There is a global gold market into which Yamana can sell its gold and, as a result, the Company is  not dependent on a particular purchaser with regard to the sale of the gold that it produces.

The Company began producing gold-copper concentrate in 2007 at its Chapada mine, which has significantly added to the revenues and cash flows generated from its gold production.  The Company has contracts with a number of smelters, refineries and copper trading companies to sell copper-gold concentrate.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business.  The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties.  The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Operations

Employees

As at December 31, 2008, the Company had the following employees and contractors at its operations:

Country	Employees	Contractors	Total
Brazil	2,754	890	3,644
Argentina	550	478	1,028
Chile	719	2,273	2,992
Honduras	310	380	690
Mexico	17	68	85
Peru	17	98	115
Nicaragua	38	0	38
Colombia	1	3	4
United States	23	42	65
Canada	39	1	40

Foreign Operations

The Company’s mine and mineral projects are located in Brazil, Argentina, Chile, Mexico and Central America (see “Overview of the Business” for a summary of the Company’s projects).  Any changes in regulations or shifts in political attitudes in any of these jurisdictions, or other jurisdictions in which Yamana has projects from time to time, are beyond the control of the Company and may adversely affect its business.  Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits.  The effect of these factors cannot be accurately predicted.

Environmental

In common with other natural and mineral processing companies, the Company’s operations generate hazardous and non-hazardous waste, effluent and emissions into the atmosphere, water and soil in compliance with local and international regulations and standards.  There are numerous environmental laws in Brazil, Chile, Argentina, Honduras, the United States and elsewhere in the Americas that apply to the Company’s operations, exploration and development projects.  These laws address such matters as protection of the natural environment, air and water quality, emissions standards and disposal of waste.

Yamana’s operating mine sites seek to adopt the best environmental practices programmes to manage environmental matters and compliance with local and international legislation.  Programmes include: promotion of rational water use, solid wastes management, control of emissions and fossil fuel consumption, rationing of energy, soil and biodiversity protection programme, archaeological sites and ruins monitoring, environmental education, archaeological expositions programme, surface and groundwater monitoring programme, air monitoring programme, reclamation programme, revegetation tests, wildlife recovery and monitoring, fish monitoring and native seedlings production.

Indicators for raw water, electric energy and fossil fuel consumption were established and calculated by kilotonnes of processed ore, and there were significant improvements in 2008 at some of the properties. Yamana is working towards achieving a goal of 10% overall reduction of those indicators at all properties by 2010.

Yamana has a corporate integrated management system for Safety, Health, Environment, Community Relations and Social Responsibility (the “SYG”) which was created in October 2006.  This system was developed based on the best practices and international standards - ISO 14001:2004 - Environmental Management Systems, OHSAS 18001:1999 —Occupational Health and Safety Management System and SA 8000 — Social Accountability, and the International Cyanide Management Code.

In early 2009, the Company was added to the Jantzi Social Index (“JSI”).  Companies included in the JSI must pass a set of broadly based environmental, social and governance criteria.  Inclusion in this index is a testament to the Company’s social, environmental, health and safety management programs which are considered by JSI to be above average.  To date, three of the Company’s nine wholly-owned mines have received certification of its Environmental Management System under the ISO 14001 standard.  This is above the industry average and in 2009 and 2010 the Company is targeting certification of all other mines.

The SYG management system involves risk assessment, identification of all legal and contractual requirements, definition of Company objectives and targets, and includes systems to ensure that Yamana operates in compliance with its policies and management programs.  The implementation of the SYG commenced in Brazil and Honduras in 2007 and in Chile in 2008.  Yamana will continue consolidating SYG across all operations in 2009 and 2010.

Each of the Company’s mining operations has established a Safety, Health, Environment and Community (“SHEC”) Committee which is chaired by the General Manager.  These committees meet at least once a month to discuss issues and solutions related to health, safety, environment, community relations and other operational practices.  The goal of each SHEC Committee is to measure the effectiveness and performance of our sustainability programs.  In 2008, 40 of the Company’s SHEC representatives met in Chile for a three day workshop to discuss various topics of importance including aligning SHEC practices, consolidation of SYG and the integration of best practices at all operations.

The Company’s properties in Brazil (São Francisco, Jacobina and Fazenda Brasiliero), Chile (El Peñón and Minera Florida) and in Honduras (San Andrés) became signatories to the International Cyanide Management Code in September 2008.  Upon becoming a signatory to the Code, a company is granted three years to obtain a certificate confirming the implementation of the Code’s principles and standards.  Yamana is working towards obtaining the said certificate of confirmation of full compliance with the Code by the end of 2010.

The Company has also made several investments in connection with infrastructure improvements to enhance community relations in the locations where it operates.  The Company sponsors programs that support and improve health, education and culture in the local communities.

In 2008, the focus was on local development and improvements in quality of life in the local communities.  Through programmes such as the Partnership Seminar, the Integration Project and the Open Doors Programme, Yamana has provided support to local communities in many different areas such as education, culture, health, environment and the generation of employment and income.

The Company’s compliance with its environmental policies and obligations is overseen by the Sustainability Committee.

Risks of the Business

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties.  These risk factors could materially affect the Company’s financial condition and/or future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. Yamana’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Yamana will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Yamana not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Yamana towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  These regulations mandate, among other things, water quality standards and land reclamation and regulate the generation, transportation, storage and disposal of hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Company’s business, financial condition and results of operations.

At the Alumbrera Mine, in which Yamana holds a 12.5% interest, a sulphate seepage plume has developed in the natural groundwater downstream of the tailings facility, currently within the mining concession. After completing the original model, an initial pump back well mesh was designed and completed before start up, in order to capture the seepage, which is characterized by high levels of dissolved calcium and sulphate. It will be necessary to augment the pump-back wells over the life of the mine in order to contain the plume within the concession and to provide for monitoring wells for the Vis Vis River. Based on the latest groundwater model, the pump-back system will need to be operated for several years after mine closure. The concentrate pipeline at the Alumbrera Mine crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Although various control structures and monitoring programs have been implemented, any rupture of the pipeline poses an environmental risk from spillage of concentrate. Yamana does not have any indemnities from the previous vendors of its interests in the Alumbrera Mine against any potential environmental liabilities that may arise from operations, including, but not limited to, potential liabilities that may arise from the seepage plume or a rupture of the pipeline.

Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

Government environmental approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Production at certain of the Company’s mines involves the use of sodium cyanide which is toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system then the Company may become subject to liability for clean-up work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that it may not be insured against. The Company became a signatory to the International Cyanide Code in September 2008. Further information regarding the International Cyanide Code can be found at the International Cyanide Management Institute website located at www.cyanidecode.org.

Current Global Financial Condition

Current global financial conditions have been subject to increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Access to financing has been negatively impacted by both sub-prime mortgages in the United States and elsewhere and the liquidity crisis affecting the asset-backed commercial paper market. As such, the Company is subject to counterparty risk and liquidity risk. The Company is exposed to various counterparty risks including, but not limited to: (i) through financial institutions that hold the Company’s cash, auction rate securities and asset-backed commercial paper; (ii) through companies that have payables to the Company, including concentrate customers; (iii) through providers of its hedging programs; (iv) through shipping service providers that move the Company’s material; (iv) through the Company’s insurance providers; and (v) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the common shares could be adversely affected.

Construction and Start-up of New Mines

The success of construction projects and the start up of new mines by the Company, which currently include the commissioning of the Gualcamayo Mine in Argentina and the São Vicente Mine in Brazil, is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the ADR plants and conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful; that the Company will be able to obtain sufficient funds to finance construction and start-up activities; that available personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects; that the Company will be able to obtain all necessary governmental approvals and permits; and that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified reserves, convert resources into reserves, develop its resource base through the realization of identified mineralized potential, and/or undertake successful exploration or acquire new resources.

The figures for Mineral Reserves and Mineral Resources contained in the Annual Information Form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. Actual reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its reserve estimates from time to time or may render the Company’s reserves uneconomic to exploit. Reserve data are not indicative of future results of operations. If the Company’s actual Mineral Reserves and Resources are less than current estimates or if the Company fails to develop its resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of reserves and resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices. The category of inferred resource is often the least reliable resource category and is subject to the most variability. The Company regularly evaluates its resources and it often determines the merits of increasing the reliability of its overall resources.

Need for Additional Reserves

Given that mines have limited lives based on proven and probable reserves, the Company must continually replace and expand its reserves at its gold mines. The life-of-mine estimates included in the Annual Information Form may not be correct. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring new mines into production and to expand reserves at existing mines.

Uncertainty Relating to Inferred Mineral Resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company’s business, financial condition and results of operations.

Furthermore, reserve calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

The majority of copper concentrate from the Chapada Mine is shipped overseas to smelters in Europe and India.  Transportation costs for the copper concentrate could increase substantially due to the price of oil or a shortage in the number of vessels available to ship concentrate to smelters.

Joint Ventures

Yamana holds an indirect 12.5% interest in the Alumbrera Mine, the other 37.5% and 50% interests being held by Goldcorp Inc. and Xstrata plc, respectively. The Company accounts for this investment under the equity method of accounting. The Company’s interest in the Alumbrera Mine is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events, for example, could have a material adverse impact on Company’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on future cash flows, earnings, results of operations and financial condition: disagreement with joint venture partners on how to develop and operate mines efficiently; inability of joint venture partners to meet their obligations to the joint venture or third parties; or litigation arising between joint venture partners regarding joint venture matters.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Permitting

The Company’s operations are subject to receiving and maintaining permits from appropriate governmental authorities. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property.

Insurance and Uninsured Risks

Yamana’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Yamana maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Yamana may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Yamana or to other companies in the mining industry on acceptable terms. Yamana might also become subject to liability for pollution or other hazards that may not be insured against or that Yamana may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Yamana to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Economic and Political Instability in Argentina

The Company’s Alumbrera, Gualcamayo, Agua Rica and Esquel projects are located in Argentina. There are risks relating to an uncertain or unpredictable political and economic environment in Argentina.

There is the risk of political violence and social tension in Argentina as a result of past economic performance and Argentina has experienced civil unrest, crime and labour unrest at times. For example, roadblocks (piqueterou) by members of the local communities, the unemployed and labour unions sometimes occur on national and provincial routes without notice, which could potentially cause disruptions to access routes near the mine site and affect the supply of goods to the mine from time to time.

Certain political and economic events, such as acts or failures to act by a government authority in Argentina and acts of political violence in Argentina could have a material adverse effect on the Company’s ability to operate its mines and projects in Argentina.

Operations in Honduras

The Company’s San Andrés Mine is located in Honduras. Honduras is one of the poorest nations in the Western Hemisphere and has often been dependent on aid from the United States, although this dependence has been decreasing as cooperation from other European countries increases. Exploitation of mineral resources in Honduras may be hampered by inadequate road and rail systems as the country remains relatively underdeveloped. In addition, the Honduran government is in the process of reviewing the mining laws in Honduras with a view to increasing royalties and possibly taxation in connection with mining activities in Honduras, as well as making changes in connection with the mine permitting process in Honduras. In the event that such proposed changes to the mining laws are implemented, this could have a material adverse effect on the Company’s operations in Honduras.

Increase in Production Costs

Changes in the Company’s production costs could have a major impact on its profitability. Its main production expenses are contractor costs, materials, personnel costs and energy. Changes in costs of the Company’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or reserve estimates. Many of these factors may be beyond the Company’s control.

The Company relies on third party suppliers for a number of raw materials. Any material increase in the cost of raw materials, or the inability by the Company to source third party suppliers for the supply of its raw materials, could have a material adverse effect on the Company’s results of operations or financial condition.

Land Title

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

The Company’s Mining Concessions May be Terminated in Certain Circumstances

The Company’s mining concessions may be terminated in certain circumstances. Under the laws of the jurisdictions where the Company’s operations, development projects and prospects are located, mineral resources belong to the state and governmental concessions are required to explore for, and exploit, mineral reserves. The Company holds mining, exploration and other related concessions in each of the jurisdictions where it is operating and where it is carrying on development projects and prospects. The concessions held by the Company in respect of its operations, development projects and prospects may be terminated under certain circumstances, including where minimum production levels are not achieved by the Company (or a corresponding penalty is not paid), if certain fees are not paid or if environmental and safety standards are not met. Termination of any one or more of the Company’s mining, exploration or other concessions could have a material adverse effect on the Company’s financial condition or results of operations.

Competition

The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.

Additional Capital

The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, will require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.

Currency Fluctuations

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a United States dollar price, but a portion of the Company’s operating expenses are incurred in Brazilian reais, Honduran lempiras, Argentine pesos, Chilean pesos and Mexican pesos. The appreciation of foreign currencies, particularly the Brazilian real and the Chilean peso, against the United States dollar would increase the costs of gold production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company has hedged only a portion of its Brazilian real risks and none of the other currencies in which it functions and is therefore exposed to price fluctuation risks.

Write-downs and Impairments

Mining and mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition. The costs associated with mining properties are separately allocated to exploration potential, reserves and resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.

The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable, which becomes more of a risk in the global economic conditions that exist currently. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

In addition, with a weaker global economy, there is a larger risk surrounding inventory levels. The assumptions used in the valuation of work-in process inventories by the Company include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, assumptions of the amount of copper that will be crushed for concentrate, assumptions of the amount of gold and copper in these mill circuits and an assumption of the gold and copper price expected to be realized when the gold and copper is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Litigation Risks

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company is currently involved in litigation of a non-material nature and may become involved in legal disputes in the future. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company’s financial position or results of operations.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the plaintiff. The plaintiff alleged that the agreements entitle him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its indirect 12.5% equity interest in the Alumbrera project. On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company considers that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful, the outcome is not certain. There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts.

Use of Derivatives

From time to time the Company uses or may use certain derivative products to manage the risks associated with changes in gold prices, copper prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk — the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk — risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk — the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

If the copper price rises above the price at which future production has been committed under the Company’s fixed-price copper forward sales hedge program, the Company may have an opportunity loss. However, if the copper price falls below that committed price, revenues will be protected to the extent of such committed production. There can be no assurance that the Company will be able to achieve in the future realized prices for copper that exceed the fixed-price copper forward sales hedge program. The Company does not engage in hedging arrangements relating to the gold price and is therefore exposed to price fluctuation risks.

Acquisitions and Integration

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material orebody may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Governmental Regulation of the Mining Industry

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.

Foreign Operations

The Company’s operations are currently conducted in foreign jurisdictions, including Brazil, Chile, Argentina, Mexico, Nicaragua, Honduras and some activity in Peru and Columbia, and, as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Labour and Employment Matters

While the Company has good relations with both its unionized and non-unionized employees, production at its mining operations is dependant upon the efforts of the Company’s employees. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign Subsidiaries

The Company is a holding company that conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Market Price of Common Shares

The common shares and the common share purchase warrants of Northern Orion assumed by the Company under the respective acquisition of Northern Orion that are exercisable for common shares are listed on the TSX, and the common shares are also listed on the NYSE and the LSE. The price of the common shares is likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company’s performance that may have an effect on the price of the common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dividend Policy

The Company paid its first quarterly dividend of $0.01 per share on October 13, 2006 and began paying monthly dividends of $0.01 per common share from July 2008 through December 2008. The Company has established a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and will be reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company. As of the end of 2008, the dividend yield in respect of the common shares had become significantly more than the yield implied by comparable companies’ dividend rates and the yield implied on the common shares when the Company’s dividend policy was initially instituted. In January 2009, the Company’s board of directors amended the Company’s dividend policy to return to quarterly dividends of $0.01 per share, commencing in the first quarter of 2009.

Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.

Dilution to Common Shares

During the life of the Company’s outstanding common share purchase warrants, as well as options and other rights granted or assumed by the Company, the holders are given an opportunity to profit from a rise in the market price of the common shares with a resulting dilution in the interest of the other shareholders. The Company’s ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the common shares. The holders of common share purchase warrants, options and other rights of Company may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

The increase in the number of common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the common shares. In addition, as a result of such additional common shares, the voting power of the Company’s existing shareholders will be diluted.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares. Substantially all of the common shares not held by affiliates of the Company can be resold without material restriction either in the United States, in Canada or both.

Dependence Upon Key Management Personnel and Executives

The Company is dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company has entered into employment agreements with certain of its key executives.

Possible Conflicts of Interest of Directors and Officers of the Company

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the Canada Business Corporations Act and any other applicable law.

Technical Information

The estimated mineral reserves and mineral resources for the Company’s various mines and mineral projects set forth herein, with the exception of the Alumbrera Mine (See “JORC Code Definitions” below), have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council — Definitions adopted by CIM Council on December 11, 2005 (the “CIM Standards”).  The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of diamond, natural, solid, inorganic or natural solid fossilized organic material including base and precious metals, coals, and industrial minerals in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

JORC Code Definitions

The estimated ore reserves and mineral resources for the Alumbrera Mine have been calculated in accordance with the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards.  The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101.  The following definitions are reproduced from the JORC Code:

The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence.  It is inferred from geological evidence and assumed but not verified geological and/or grade continuity.  It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence.  It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence.  It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  The locations are spaced closely enough to confirm geological and/or grade continuity.

The term “Ore Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined.  Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined.  Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The foregoing definitions of Ore Reserves and Mineral Resources as set forth in the JORC Code have been reconciled to the definitions set forth in the CIM Standards.  If the Ore Reserves and Mineral Resources for the Alumbrera Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Average Total Cash Costs

“Average total cash costs” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America.  Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.  Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs.  These costs are then divided by ounces sold to arrive at the total cash costs of production.  The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.  This data is furnished to provide additional information and is a non-GAAP measure.  It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Mineral Projects

Summary of Mineral Reserve and Mineral Resource Estimates

Mineral Reserves (Proven and Probable)

The following tables set forth the mineral reserve estimates and mineral resource estimates for the Company’s mineral projects as at December 31, 2008.  See “Interests of Experts” for a listing of the qualified persons responsible for such estimates.

	Proven Reserves			Probable Reserves			Total Proven & Probable
Gold	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Alhue/Minera Florida	1,139	4.33	158	3,043	6.00	587	4,182	5.55	746
Alumbrera (12.5%)	44,000	0.40	566	1,250	0.29	12	45,250	0.40	578
Chapada	179,336	0.24	1,384	166,093	0.20	1,068	345,429	0.22	2,452
C-1 Santa Luz	10,491	1.76	592	6,782	1.50	328	17,272	1.66	920
El Peñón	710	6.66	152	8,221	6.72	1,777	8,931	6.72	1,928
Fazenda Brasileiro	1,906	2.84	174	924	2.67	79	2,829	2.79	253
Gualcamayo	8,358	1.13	303	75,311	1.07	2,598	83,670	1.08	2,902
Jacobina	10,062	2.18	705	9,433	2.27	690	19,495	2.23	1,395
Mercedes	—	—	—	2,647	7.10	604	2,647	7.10	604
San Andrés	28,720	0.64	590	7,402	0.61	145	36,122	0.63	734

São Francisco DLO	11,918	0.28	105	5,868	0.27	50	17,785	0.27	156
São Francisco GLO	9,321	1.30	391	4,776	1.18	181	14,097	1.26	572
Total Sao Francisco	21,239	0.73	496	10,643	0.68	231	31,882	0.71	727

São Vicente - Main Ore	6,580	1.06	225	2,854	0.90	82	9,434	1.01	307
São Vicente - ROM Ore	1,694	0.27	15	1,932	0.33	20	3,626	0.30	35
São Vicente	8,274	0.90	239	4,786	0.67	103	13,060	0.81	342
Sub Total Gold Reserves	314,234	0.53	5,360	296,535	0.86	8,222	610,769	0.69	13,581

Agua Rica	347,831	0.25	2,818	449,892	0.21	2,965	797,723	0.23	5,783
Total Gold Reserves	662,065	0.38	8,178	746,427	0.47	11,187	1,408,492	0.43	19,364

	Proven Reserves			Probable Reserves			Total Proven & Probable
Silver	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Alhue/Minera Florida	1,139	20.11	736	3,043	48.97	4,792	4,182	41.12	5,528
El Peñón	710	347.60	7,931	8,221	231.20	61,109	8,931	240.45	69,040
Mercedes	—	—	—	2,647	72.43	6,163	2,647	72.43	6,163
Sub Total Silver Reserves	1,849	145.79	8,667	13,911	161.13	72,064	15,760	159.33	80,731

Agua Rica	347,831	3.83	42,775	449,892	3.46	49,989	797,723	3.62	92,764
Total Silver Reserves	349,680	4.58	51,442	463,803	8.19	122,053	813,483	6.63	173,495

	Proven Reserves			Probable Reserves			Total Proven & Probable
Copper	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alumbrera (12.5%)	44,000	0.40	388	1,250	0.33	9	45,250	0.40	397
Chapada	179,336	0.33	1,305	166,093	0.31	1,135	345,429	0.32	2,440
Sub Total Copper Reserves	223,336	0.34	1,693	167,343	0.31	1,144	390,679	0.33	2,837

Agua Rica	347,831	0.57	4,386	449,892	0.43	4,285	797,723	0.49	8,671
Total Copper Reserves	571,167	0.48	6,079	617,235	0.40	5,429	1,188,402	0.44	11,508

	Proven Reserves			Probable Reserves			Total Proven & Probable
Zinc	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alhue/Minera Florida	1,139	1.30	33	3,043	1.54	103	4,182	1.47	136
Total Zinc Reserves	1,139	1.30	33	3,043	1.54	103	4,182	1.47	136

	Proven Reserves			Probable Reserves			Total Proven & Probable
Molybdenum	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alumbrera (12.5%)	44,000	0.014	14	1,250	0.015	0.4	45,250	0.014	14
Sub Total Moly Reserves	44,000	0.014	14	1,250	0.015	0.4	45,250	0.014	14

Agua Rica	347,831	0.035	268	449,892	0.033	327	797,723	0.034	596
Total Moly Reserves	391,831	0.033	282	451,142	0.033	328	842,973	0.033	610

Mineral Resources (Measured, Indicated and Inferred)

(Mineral resources have been categorized as resources that remain after removal of reserves)

	Measured Resources			Indicated Resources			Total Measured & Indicated			Inferred Resources
Gold	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonne	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Alhue/Minera Florida	560	4.22	76	1,690	4.36	237	2,250	4.33	313	2,409	5.81	450
Amancaya	—	—	—	—	—	—	—	—	—	1,390	7.90	351
C-1 Santa Luz	12,029	1.50	580	13,728	1.43	633	25,757	1.46	1,213	4,989	1.43	230
Chapada	45,710	0.14	206	139,672	0.12	539	185,382	0.13	745	186,801	0.11	661
El Peñón	581	12.66	236	3,315	7.97	850	3,896	8.67	1,086	3,555	8.98	1,027
Ernesto	—	—	—	1,520	3.66	179	1,520	3.66	179	2,144	2.61	180
Esquel	—	—	—	4,700	15.00	2,286	4,700	15.00	2,286	900	9.90	274
Fazenda Brasileiro	264	2.14	18	627	2.66	54	890	2.50	72	442	5.30	75
Gualcamayo	216	3.35	23	14,749	1.20	568	14,966	1.23	592	12,759	1.04	428
Jacobina	8,428	2.54	687	8,135	3.22	842	16,563	2.87	1,529	25,225	2.22	1,797
Jeronimo	—	—	—	1,110	7.97	284	1,110	7.97	284	3,100	7.10	701
La Pepa	15,750	0.61	308	133,682	0.57	2,452	149,432	0.57	2,760	37,900	0.50	620
Mercedes	—	—	—	572	3.82	70	572	3.82	70	452	5.82	85
Pau a Pique	1,372	5.30	234	1,055	5.34	181	2,426	5.32	415	998	3.90	125
Pilar de Goiás	—	—	—	—	—	—	—	—	—	12,400	2.42	972
San Andrés	53,311	0.56	963	31,078	0.63	631	84,389	0.59	1,594	4,704	0.79	120

São Francisco DLO	7,682	0.26	64	16,259	0.26	134	23,941	0.26	197	17,609	0.25	141
Sao Francisco GLO	3,678	1.25	148	5,753	1.10	203	9,432	1.16	351	7,300	1.88	441
Total Sao Francisco	11,361	0.58	212	22,013	0.48	337	33,373	0.51	549	24,909	0.73	582

Sao Vicente	7,910	0.52	133	8,138	0.63	166	16,048	0.58	298	3,623	0.87	101
Sub Total Gold Resources	157,492	0.73	3,676	385,784	0.83	10,308	543,274	0.80	13,985	328,700	0.83	8,779

Agua Rica	64,169	0.17	361	248,108	0.16	1,299	312,277	0.17	1,660	651,000	0.12	2,512
Total Gold Resources	221,661	0.57	4,036	633,891	0.57	11,607	855,551	0.57	15,645	979,700	0.36	11,291

	Measured Resources			Indicated Resources			Total Measured & Indicated			Inferred Resources
Silver	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonne	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Alhue/Minera Florida	560	29.68	534	1,690	26.16	1,421	2,250	27.03	1,956	2,409	51.40	3,980
Amancaya	—	—	—	—	—	—	—	—	—	1,390	73.00	3,270
El Peñón	581	303.13	5,661	3,315	226.66	24,155	3,896	238.03	29,816	3,555	263.30	30,098
Esquel	—	—	—	4,700	23.00	3,523	4,700	23.00	3,523	900	21.00	575
Mercedes	—	—	—	572	60.61	1,114	572	60.61	1,114	452	68.00	989
Sub Total Silver Resources	1,141	168.87	6,195	10,277	91.44	30,213	11,418	99.18	36,409	8,706	139.02	38,912

Agua Rica	64,169	2.38	4,911	248,108	2.74	21,823	312,277	2.66	26,734	651,000	2.30	48,139
Total Silver Resources	65,310	5.29	11,106	258,385	6.26	52,036	323,695	6.07	63,143	659,706	4.10	87,051

	Measured Resources			Indicated Resources			Total Measured & Indicated			Inferred Resources
Copper	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonne	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Chapada	45,710	0.18	181	139,672	0.20	616	185,382	0.20	797	186,801	0.20	823
Sub Total Copper Resources	45,710	0.18	181	139,672	0.20	616	185,382	0.20	797	186,801	0.20	823

Agua Rica	64,169	0.49	700	248,108	0.40	2,178	312,277	0.42	2,878	651,000	0.34	4,880
Total Copper Resources	109,879	0.36	881	387,780	0.33	2,794	497,659	0.33	3,675	837,801	0.31	5,703

	Measured Resources			Indicated Resources			Total Measured & Indicated			Inferred Resources
Zinc	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonne	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alhue/Minera Florida	560	1.61	20	1,690	1.48	55	2,250	1.51	75	2,409	1.43	76
Total Zinc Resources	560	1.61	20	1,690	1.48	55	2,250	1.51	75	2,409	1.43	76

	Measured Resources			Indicated Resources			Total Measured & Indicated			Inferred Resources
Molybdenum	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonne	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Agua Rica	64,169	0.01	40	248,108	0.01	165	312,277	0.01	206	651,000	0.03	488
Total Moly Resources	64,169	0.01	40	248,108	0.01	165	312,277	0.01	206	651,000	0.03	488

Yamana Gold Inc. Mineral Reserve and Mineral Resource Reporting Notes:

1.              Metal Prices and Cut-off Grades:

Mine	Mineral Reserves	Mineral Resources

Alhue/Minera Florida	$700 Au, $11.00 Ag	2.5 g/t Au cut-off
Alumbrera (12.5%)	$700 Au, $2.50 Cu, $12.00 Mo, 0.19% CuEq cut-off	N/A
Amancaya	N/A	1.0 g/t Au open pit; 3.4 g/t Au UG
Chapada	$700 Au, $1.85 Cu, 0.17% CuEq cut-off	0.17% CuEq cut-off
C-1 Santa Luz	$575 Au, 0.50 g/t Au Cut-off	0.5 g/t Au cut-off
El Peñón	$700 Au, $11.00 Ag, variable cut-off	3.9 or 5.0 g/t Au Eq
Ernesto	N/A	1.0 g/t Au
Fazenda Brasileiro	$700 Au	1.5 g/t cut-off
Gualcamayo	$480 QDD Upper, $725 QDDLW, $625 AIM	0.3 g/t Au QDD OP, 0.5 g/t Au AIM OP, 1.0 g/t Au UG QDDLW
Jacobina	$725 Au; 0.80 g/t Au cut-off	0.50g/t Au cut-off
Jeronimo	N/A	5.0 g/t Au cut-off
La Pepa	N/A	0.3 g/t Au cut-off
Mercedes	$700 Au, $12 Ag; 3.0 g/t Au cut-off	2.0 g/t Au cut-off
Pau-a-Pique	N/A	1.5 g/t Au cut-off
Pilar	N/A	0.5, 1.5 g/t Au
San Andrés	$700 Au, 0.38 and 0.60 g/t cut-off ox/mix	0.38 g/t Au
Total São Francisco	$700 Au	0.15 g/t Au

Total São Vicente	$427.5 Au; 0.22 and 0.55 g/t Au cut-offs	0.20 g/t Au cut-off

Agua Rica	$425 Au, $1.10 Cu; 0.20% Cu and $3.74 cut-off	0.20% Cu and $3.74 cut-off

2.                    All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, other than the estimates for the Alumbrera mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.

3.                    All mineral resources are reported exclusive of mineral reserves.

4.                    Mineral resources which are not mineral reserves do not have demonstrated economic viability.

5.                    Mineral reserves and mineral resources are reported as of December 31, 2008.

6.                    For the qualified persons responsible for the mineral reserve and mineral resource estimates, see the qualified persons chart in “Item 15 Interests of Experts” in this annual information form.

Material Mineral Properties

Chapada Mine

Property Description and Location

Mineração Maracá controls the Chapada property through a series of mining concessions and exploration permits and claims totaling 17,182 hectares.  The mining concession covering the Chapada deposit was granted in 1979 and has been renewed periodically.  It amounts to approximately 3,000 hectares of the land package.

Mineração Maracá controls surface rights in the area of the Chapada deposit and covers the sites for all project buildings and fixed installations, as well as the areas for waste dumps and tailings disposal through about year 2012 of the current mine plan.  Yamana believes that it can acquire the right to dispose of waste rock and tailings on additional surface property, if and when required.  Mineração Maracá’s land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goiás.

Other than statutory royalties which are paid to the Brazilian government based on commercial copper and gold production, the Company is not aware of any rights, agreements or encumbrances to which the Chapada property is subject, which would adversely affect the value of the property or Mineração Maracá’s ownership interest therein.  The Company is not aware of any environmental liabilities to which the property is subject.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Chapada property is located in northern Goiás State, Brazil, approximately 320 kilometres north of the state capital Goiânia and 270 kilometres northwest of the national capital of Brasilia.  The property is accessible via the paved federal road BR-153.  The town of Alto Horizonte, which has a dirt airstrip suitable for small aircraft, is within 10 kilometres of the property, and the towns of Campinorte and Nova Iguacu are within 6 and 30 kilometres respectively and Uruaçu is within 50 kilometres.  A proposed new rail line, which is currently being built, is expected to pass within 25 kilometres of the property.  Adequate paved roads are available for the delivery of supplies to the site and for the transportation of mineral concentrates to various ports and smelters.

The average elevation of the property is approximately 300 metres above sea level and the topography is characterized by low rolling hills, with adjacent large flat areas.  Suitable sites are available for all required waste disposal, processing and ancillary project facilities.  Annual temperatures typically range from a minimum of about 4° Celsius to a maximum of about 45° Celsius.  Average annual rainfall is approximately 1,500 millimetres.  Climatic conditions permit year-round open pit mining operations.

Electricity is provided from the Brazilian national grid via a 230 kilovolt transmission line.  The mine has the applicable Water Usage Permit for water supply from Rio dos Bois which is valid until 2012.  The current operation requires about 1,000 cubic metres per hour of new water.  Rios Dos Bois is currently supplying about 750 cubic metres per hour.  Mine drainage water, rainfall, and industrial drainage areas supply the remaining requirement.

History

Anomalous copper values were first detected in the Chapada area in 1973, during regional stream sediment surveys undertaken by Inco Ltda., a Brazilian subsidiary of Inco Ltd. (“Inco”).  The Chapada deposit itself was identified in 1975, following detailed stream sediment surveys, soil geochemistry, geophysics, trenching and pioneer drilling.  Inco then proceeded with widely-spaced drilling on approximately a 500-metre by 2,000-metre grid.  In 1976, Parsona-Eluma Projetos e Consultoria S.C., a Brazilian copper company (“Eluma”) acquired a 50% interest in the property and, between 1976 and 1979, Inco and Eluma completed systematic drilling of the deposit on a 100-metre by 200-metre grid.  An exploration shaft was sunk to a depth of 92 metres and 255 metres of cross-cuts were driven for underground exploration and metallurgical testing purposes.  In December 1979, a mining license covering 3,000 hectares was issued for the property.  Additional drilling, including geotechnical drilling at potential facility sites, was undertaken between 1979 and 1981.

In May 1994, Mineração Santa Elina Industria e Comercio S.A. (“Santa Elina”) acquired the Chapada deposit.  In July 1994, Echo Bay Mines Ltd. (“Echo Bay”) acquired an initial interest in Santa Elina which it increased over the next couple of years, holding a 50% interest by 1996.  Additional drilling was completed in 1995 and 1996.

In December 1997, Independent Mining Consultants Inc. (“IMC”) completed a review of the Echo Bay model and a mine feasibility study.  In January 1998, Kilborn International, Inc. (“Kilborn”) (now SNC Lavalin) published a feasibility study, based on open pit mining in accordance with the plans developed by IMC, followed by flotation of a gold-bearing copper concentrate which would be sold to commercial smelters.

In 2003, Yamana acquired the Chapada Project and in 2004 engaged Hatch Limited, IMC and other consultants to investigate various aspects of the feasibility of developing the project.  A feasibility study was completed in 2004.

In October 2004, Yamana secured debt financing for the construction of the Chapada Project.  A formal construction decision was made in December 2004.  Plant construction and mine waste stripping was commenced during 2005.  Plant construction was completed during the fourth quarter of 2006 and some concentrate was produced during November of that year.  Commercial production was declared on February 11, 2007.

In 2008, Yamana commenced work on the mine expansion at Chapada to initially increase production from 16 million tonnes per year to 20 million tonnes per year and subsequently to 24 million tonnes per year.

Geological Setting

Northern Goiás State, in which the Chapada deposit is located, is a significant mineral producing state, hosting a number of mines producing gold, nickel, phosphate and asbestos.

The regional geology of the Chapada area is composted of Proterozoic greenstones made up of volcanic and sedimentary sequences which have been locally cross cut by granitic intrusions.  The greenstones have been metamorphosed to biotite and amphibolite schist in the Chapada mineralized area.

The Chapada area is located between the Amazonian craton to the northwest and the San Francisco craton to the southeast.  This area is part of a large system of mobile belts that have a complex, multi-phased history of deformation.  The component units vary widely in age.

In the immediate area of the Chapada deposit, the biotite and amphibolite schist units have been folded into a broad anticline with a northeasterly fold axis.  The two limbs of the anticlinal structure dip to the northwest and southeast.  There is a minor secondary synclinal fold of the major antiform so that the northeast and southwest ends are somewhat higher than the central zone of the structure in the middle of the deposit.  This combination of folds gives the deposit a broad “saddle” shape.

The Chapada mineralization is hosted in the biotite and amphibolite schists described above.  The best grade of the deposit appears to be located at the axis of the anticline indicating that perhaps the structural preparation associated with folding provided better conduits for hydrothermal fluids.  There are intrusive pegmatites within the deposit that are essentially barren.

The bedrock schists are overlain by approximately 25 metres of saprolite material.  There is a minor lateritic component near the top of the saprolite zone.  Within that laterite component there is a “Ferricrete” or Iron Shot zone at surface that will be useful as road base and provides a sound initial working surface in the mine area.

Exploration

Anomalous copper values were first discovered in the Chapada area in 1973, during a regional programme of stream sediment sampling.  The Chapada deposit was identified during follow-up work that was conducted in 1974 and 1975, and included detailed stream sediment surveys, soil geochemistry, geophysics, trenching and broadly spaced initial target drilling.  Additional copper-gold anomalies have been identified along the general trend defined by the northwest strike of the Chapada deposit.  Exploration of the approximately 50 kilometre trend has been undertaken by Yamana predecessors with geophysical, geochemical and drill sampling means with some success.

Due to the presence of a ubiquitous lateritic-saprolitic soil cover, outcrops in the Chapada area are sparse.  Consequently, deposit definition required extensive diamond drill exploration.  Development drilling of the deposit occurred in several campaigns from 1976 through 1996 by Inco, Eluma, Eluma-Noranda, Santa Elina, and Santa Elina/Echo Bay.

Exploration work was restarted by Yamana in 2007 with diamond drilling mainly in the east of the pit to check extension mineralization potentially hosted in a synclinal structure based on a model of mineralization associated with volcangenic massive sulfide.

In early 2008, consultant Richard Sillitoe defined a genetic model of mineralization with a typical porphyry copper-gold system (Cu-Au-Mo association) that underwent intense isoclinal folding and amphibolite facies metamorphism during continental collision at the end of the neoproterozoic. However, original mineralogy may not have been so profoundly changed, because of the stability of minerals like quartz, anhydrite, pyrite, chalcopyrite, magnetite and biotite under amphibolite facies conditions. The economic mineralization is structurally controlled by an axial zone of an asymmetric D2 anticlinal fold, due to remobilization of chalcopyrite.  A total of 5,500 metres of diamond drilling was undertaken in 2008 for resource extension in a 100 x 100 m grid.  Also a geological mapping and sampling (chip and soil) integrating suruca, hydrothermalite and other near mine targets, with focus in structural control were conducted.

Mineralization

The primary copper-gold mineralization at Chapada is epigenetic.  Copper is principally present as chalcopyrite with minor bornite.  Fine-grained gold is closely associated with the sulphide mineralization and was likely contemporaneous with copper.  The shearing and the metasomatic event resulted in the appearance of at least two tabular zones of biotite schist which host the disseminated mineralization.

Copper mineralization occurs as finely disseminated sulfide crystals, elongated pods, lenses along foliation, crosscutting stringers and coarse clots in occasional late stage quartz veins or pegmatites.  The copper mineralization and grade are somewhat better in the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs.  However, copper mineralization is pervasive over a broad area.  Gold mineralization is more uneven spatially and may have been remobilized by post mineral low temperature alternation events.

The Chapada copper-gold deposit has generally a tabular shape that strikes northeast within the anticlinal fold that hosts the mineralization.  The general strike length is roughly 3500 metres with a width of 900m and a depth of as much as 220 metres.  The deposit is near surface with only minor saprolite cover.  Laterite and saprolites are essentially barren, but ore grade mineralization begins immediately at the bedrock contact in the center of the deposit.  Some oxide copper minerals are present at the bedrock-saprolite contact, but they are minor and are not currently considered economic.  Secondary copper minerals have not been observed in any measurable quantity.

Drilling

Between 1976 and 1996, 856 diamond core drill holes totalling 67,314 metres of drilling and 47,939 sample intervals were completed in the vicinity of the Chapada deposit, in several campaigns conducted by Inco, Eluma/Noranda, Santa Elina and Santa Elina/Echo Bay.

The drilling consists of two hole series: (1) short CHD series holes that were drilled to test saprolite material; and (2) longer M series holes.  The drilling has delineated the main deposit areas at a spacing of 100 metres by 50 metres, with a tighter 50 metre pattern in the central portion of the deposit.

A total of 680 of the 856 holes were drilled in the 1995-1996 drilling campaigns, and were NQ or NX size core holes.  The longer M series holes only tended to be approximately 150 metres in length due to the shallow nature of the deposit, thus significant deviation in hole orientation is not expected.  Documentation exists of several reverse circulation holes that appear to have been drilled for condemination purposes.  There were also some early S series holes in the saprolite material.

The Chapada deposit is flat lying and the drill holes are mainly vertical, thus mineral intercepts represent true thickness.

Sampling and Analysis

During the most recent drilling campaigns in 1995 and 1996, all core drilled by Santa Elina was logged, with both geological and geotechnical information being recorded.  The data recorded on the logs include rock type, degree of oxidation, degree of alteration, estimated percentage of sulphide minerals and the presence of additional minerals.

The most common sample length is 1.5 metres, but there is considerable variation since samples were selected to honour lithological contacts or other geological features.  Core recovery averaged 95%.

Micon International Limited, in its July 2003 report entitled “Technical Report on the Chapada Copper-Gold Property, Goias State, Brazil”, concluded that the sampling procedures used by Santa Elina have provided representative samples of the deposit being tested.  Micon report that it was not aware of any drilling, sampling or recovery factors that could materially affect the accuracy of the results obtained.  Subsequently, IMC concluded that the sampling, sample preparation and assaying procedures used have resulted in representative samples of the Chapada deposit.

Sampled core was sawn in half, with one half being retained for reference and the other being submitted for sample preparation and assay.  The entire half-core submitted for analysis is first reduced in size to minus ¼ inch in a jaw crusher, and is then further reduced to minus one millimetre in a roll crusher.  The crushed product is split into three portions, two of which are retained.  The third portion is pulverized to minus 150 mesh to provide 500 grams of the final pulp.

The gold analysis utilized a 30 gram sample that was fire assayed by atomic absorption.  The total copper analysis utilized a 0.25 gram sample that was dissolved with a four acid digestion (hydrochloric, nitric, hydrofluoric and perchloric).  This was evaporated and and analyzed for copper by atomic absorption.

The principal assay laboratory used by Yamana was Geolab (now part of the ALS Chemex laboratories group), located in Belo Horizonte, Brazil, although another Brazilian laboratory, Nomos, was used to analyze samples obtained from the shallow saprolite drilling conducted in 1995.  It was Micon’s understanding that the ALS Chemex laboratories group has obtained ISO 9002 certification.  Usually the jaw crushing and roll crushing were done at the Chapada sample preparation facility at Alto Horizonte.  During times of peak drilling, however, some half core samples were sent to Geolab.

In 1996 Echo Bay became actively involved in the drilling and sampling program for the Chapada Project.  A rigorous quality control program was commenced making use of standard, blanks and duplicate assays to monitor results.  Geolab was selected as the primary assay laboratory.  A large number of samples were also sent to various labs in North America for check assays.

IMC reviewed several reports from K.A. Lovstrom, a United States based geochemical consultant, describing the quality control program.  IMC also reviewed the data file of all quality control assays and concluded that the quality control program was sufficient to ensure consistent and relatively high quality assays for the Chapada Project.

IMC randomly selected 31 drillholes from the Chapada drillhole database to audit the procedures.  The 31 holes represent about 3.6% of the drillholes and about 5% of the holes with significant mineralization and covered all the drilling campaigns since 1979.  IMC requested assay certificates and geology logs for the holes to compare with the assays in the computer database.  The available hard copy data was compared with the assay database to verify that the database was assembled in a proper fashion.

Overall, the belief is that the database management procedures are reasonable and that no serious errors or omissions occurred in assembling the database.  The audit trail for the Santa Elina/Echo Bay data meets the industry standards. The available quality control data for the older drilling is not as complete as the new drilling.  It should, however, be noted that the deposit has largely been re-drilled by newer holes and comparisons between the old and new drilling is possible.

IMC did a review of the Chapada assay database.  IMC did not do any independent assaying, but did review considerable existing data.  It was IMC’s opinion that the database was of sufficient quality for a feasibility level study.

There is evidence that the recent copper analysis done at Geolab is about 6% high when compared with North American labs and the old drilling data.  There is also evidence that the recent gold assays are 2 to 3% low compared to North American labs and the old data.

The Chapada database, which incorporates all drilling performed since 1976, contains 47,939 individual sample intervals.

Security of Samples

It is reported that the chain of custody of drill core samples is as follows.  Core was placed in wooden storage boxes at the drill rig under the supervision of geotechnicians.  The core boxes were transported to the secure sample preparation facility in Alto Horizonte (an office-warehouse-bunkhouse complex in a walled compound), where the core was logged for geotechnical characteristics and is marked longitudinally prior to being sawn in half.  Sawing took place at a separate location, two blocks from the sample preparation facility, because of noise considerations in the surrounding residential area.  The sawn core was then replaced in the core boxes and returned to the sample preparation facility, where it was logged geologically by geologists.  The core was then divided into individual sample lengths for the sample preparation procedures described above.

The sample preparation and assaying have been performed using procedures that are accepted as standard in the mining industry.  The security procedures are also reasonable given the high volume of samples and relatively low mineral concentrations of the samples.  The half-core, coarse rejects, and pulps from the 1995-1996 drilling campaigns are still located at the core storage facility at Alto Horizonte.

Mineral Resource and Mineral Reserve Estimates

See “Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

The main economic parameters used in the estimate of mineral reserves as at December 31, 2008 are summarized below:

Copper Price	1.85	US$/lb
Gold Price	700.00	US$/oz

Mining	1.35	US$/tonne
Processing	3.30	US$/tonne
G&A	0.32	US$/tonne
Average Plant Copper Recov.	88.60%
Average Plant Gold Recov.	54.60%
Smelter Payable Copper	96.50%
Smelter Payable Gold	97.00%
Copper Smelter, Refin,Freight	0.49	US/lb
Gold Refining	5.00	US$/oz
Copper Royalty, Sales taxes	2.82	% of Gross
Gold Royalty	1.00	% of Gross

Copper NSR Factor (1)	27.82	US$/tonne
Gold NSR Factor (2)	21.46	US$/tonne

NSR Breakeven cutoff	4.94	US$/tonne
NSR Internal cutoff	3.62	US$/tonne
NSR Stockpile	3.21	US$/tonne

The estimate of mineral reserves are based on a long range mine plan and plant production schedule developed by Metalica consultors S.A. (“Metalica”) and is based on long term realized copper and gold prices of $1.85 per pound and $700 per ounce, respectively.  The NSR value represents net revenue per ton ore net of smelting, refining, concentrate freight, gold royalties, and copper sales taxes.

Metalica carried out a block model (with blocks measuring 10 metres by 10 metres by 5 metres) validation to support the mine plan production and the definition of ore reserves.  The block model included new criteria for ore resources classification.  Validation was performed for the following variables: category, copper and gold grade, and copper and gold correlation.  The review was based on benches every 20 metres between 250 m.a.s.l. and 350 m.a.s.l.

The resource model used by Yamana was built according to international standards and successfully reflects the true variability of grade within the deposit.  The model can be used in the development of long-term production plans.  The block model is found to be sufficiently robust to define the respective mineral reserves according to the mining plans to be carried out.  The relationship between copper and gold grades is related to the depth or ore deposit bench, with the lower benches showing a more direct relationship. The average difference in copper grade is 0.015%, while the average difference in gold grades is 0.009 g/t; this variation is low and falls within the ranges given by previous reconciliations made by IMC.

Mining Operations

Mining Method and Metallurgical Process

Mining at Chapada is by conventional open pit methods. Benches are 10 metres high, doubling to 20 metres towards the limit of the pit, except in upper benches, where the benches are 10 metres high in soil.  Six operating phases have been designed to support the mine production from initial topography of January 2009 up to the final pit geometry. To allow the future operations of 150 tonne trucks, haulage ramps of 30 metres wide are required with a maximum gradient of 10%.  The interamp angle by zone used to design the pit wall ranges from 45° up to 56° for more stable rock zone.  An in-pit primary crusher will be built in bench 300 metres elevation at the beginnings of year 2012, allowing a more flexible operation for ore blending to plant and reducing major truck fleet requirements.

The plant has been in operation since 2008 in accordance with a feasibility study completed in 2004.  The mine plan developed by Metalica is based on supplying ore to a conventional copper sulphide flotation plant over four years at an increasing rate of 24 million tonnes per year. The ramp-up for the 4 year period is 19 million tonnes of ore in 2009; 20 million tonnes of ore in 2010; 22 million tonnes of ore in 2011; and 24 million tonnes of ore in 2012.

Consequently, to achieve this ore production it is necessary that the Chapada Mine remove 42 million tonnes in 2009 (ore and waste rock), 50 million tonnes in 2010; 55 million tonnes in 2011; 58 million tonnes in 2012 and up to a maximum rate of 60 million tonnes in 2013.

Once the mine plan schedule on a yearly basis was completed, Yamana estimated the metallurgical recoveries year to year for copper and gold. For the fifteen year mine plan, a global copper recovery of 86% is estimated and 65% for gold, thus resulting in a fine metal production of 2,098 million pounds of copper and 1,607 K ounces of gold.

Recoveries are based on a copper tail grade of 0.04% copper, a gold tail grade of 0.12 g/t and a 28% copper concentrate grade.  For example, for a copper grade of 0.332% the copper recovery and concentration ratio from the standard two product formulas are:

Copper Recovery = 100% x 28 x (0.332 – 0.040) / (0.332 x (28 – 0.040)) = 88.1%

Concentration Ratio = (28 – 0.040) / (0.332 – 0.040) = 95.8

Assuming the same concentration ratio for gold, the gold concentrate grade for a gold grade, for example of 0.239 g/t is:

Gold Concentrate Grade = 95.8 x (0.239 – 0.120) + 0.120 = 11.5 g/t

Gold Recovery = 100% x 11.5 x (0.239 – 0.120) / ( 0.239 x (11.5 – 0.120) = 50.3%

It can be shown algebraically that the equation for recovered gold simplifies to:

Recovered Gold Grade = gold – tail + tail/concentration ratio

Recovered Gold = 0.239 – 0.120 + 0.120/95.8 = 0.120 g/t

And 0.120 / 0.239 = 50.3% recovery.

This also shows that the gold recovery is not sensitive to the concentration ratio and concentrate grade assumptions.

A significant amount of metallurgical testwork has been performed on samples taken from the Chapada deposit, with the first preliminary work being conducted in 1975.  The testwork, which has used samples representative of all of the major mineralized rock types, has included: mineralogical examinations; grindability testing and the determination of bond work indices; studies of the relationship between grind size and metallurgical recovery, including an evaluation of regrinding the rougher flotation concentrate; flotation testwork, including evaluation of reagents, pulp density, pH and residence time; and settling tests.  Test results indicate that a clean, predominately chalcopyrite concentrate can be produced with associated gold. Tests and design work indicate that a concentrate grade of 28% copper is achievable with acceptable recoveries of copper and gold.

In December 2008, HDA Serviços Ltda. prepared a Comminution Circuit Report detailed below. Solid ore characterization program and comprehensive survey campaigns were the basis for simulations carried out for the expansion of Chapada grinding circuit. The former included the assessment of breakage characteristics and flotation performance of five individual ore types as occurring in the Chapada deposit, while the latter comprised two detailed surveys in the existing industrial grinding circuit.

The breakage characteristics of all five main ore types were assessed by high-energy comminution (DWT — Drop Weight Test), low-energy comminution (abrasion test) and ball milling (BWI — Bond Work Index). In all cases the ANX (Amphilbole schist) ore type indicated distinctive breakage characteristics, as compared to the other four ie. SRT (Sericitic schist), QSRT (Sericitic Quartzite), GNS (Gneiss) and BTO (Biotite schist). Accordingly, testing results showed that ANX is a much more competent ore, while BTO and SRT were considered friable ore types. Both GNS and QSRT were classified as extremely friable in terms of resistance to high-energy comminution.

Even though the ANX indicated the highest value of the Bond Work Index among the five ore type results, the differences were not as severe as those obtained for the high-energy resistance. The Bond Work Index was within the12.01-14.44 kWh/t range for all five ore types.

Flotation testing campaign indicated that highest copper and gold recoveries were obtained for samples ground at P80 within the 0.21-0.25 mm range for the SRT, QSRT, GNS and BTO ore types. Conversely, the ANX ore type indicated a finer grinding size corresponding to highest copper and gold recoveries, in this case at P80 equals to 0.15 mm.

The models developed on the basis of current Chapada industrial operation were considered robust for simulating the entire grinding circuit, including all processing equipment such as SAG and ball mills, cone crushers, screens and cyclones, as well as HPGR (High Pressure Grinding Rolls). In particular, the HPGR model was calibrated on the basis of comprehensive testing program carried out at a selected manufacturer laboratory, in Germany.

On the basis of individual calibrated models a base case was assembled, which consisted of a complete Chapada comminution circuit integrated within a simulator to represent the current circuit operation, under nominal conditions. Nominal capacity was here referred as 16 MTPY which resulted in 2058 tph plant throughput.

Both 20 and 24 MTPY phases I and II of the expansion project, respectively, of circuit capacity were based solely on installed equipment at Chapada grinding circuit. In both cases the existing mills (SAG and ball mill) were adjusted to operate under increased power draw mode, which resulted in the extra energy required for fragmentation. The grinding circuit product was simulated for a P80 of 0.22-0.23 mm, therefore well within the selected conditions by the flotation test campaign.

In phase III, 32 Mtpy, which was established for a 100% throughput increase above the base case, a second (new) grinding line was simulated, as the required capacity exceeded the maximum throughput for the existing industrial circuit. Under such scenario, the existing circuit would process QSRT, GNS, SRT and BTO ore types, whilst the new line would receive only the ANX ore type. Such a scheme refers to above conclusions that QSRT, GNS, SRT and BTO ore types are relatively more friable, while showed best copper and gold recoveries at coarser grinding sizes than ANX ore type.

Simulations indicated that the existing grinding circuit would process 3365 tph of QSRT, GNS, SRT and BTO combined ore types, for a nominal P80 equals to 0.22 mm. In this case the remaining throughput would have to be directed to the new grinding line, which corresponds to 750 tph, or 18% of total plant capacity planned for phase III expansion. Final product was simulated for a P80 equals to 0.15 mm.

Among the two alternatives simulated for the new grinding line, the SAG/Ball mill resulted in a smaller ball mill, but in a slightly higher (5%) energy consumption, as compared with the HPGR/Ball Mill option. Total installed power would also be higher for the SAG/Ball mill alternative (9.75 MW), compared with the 8.70 MW figure obtained for the HPGR/Ball mill option. However, such a difference in installed power would be reduced in the case of a coarser grinding size (P80 = 0.21 mm) for the new line, as indicated by simulations. Accordingly, ball mill installed power would be 2.8 MW and 4.5 MW, respectively for SAG/Ball mill and HPGR/Ball mill alternatives.

Markets

The product of the Chapada concentrator is a copper concentrate that tends to be 27% to 28% copper that has been readily marketable on world markets.  Gold is recovered from the concentrate during the refining stage of the processing.

Sales Contracts

The Chapada mine has long term sales contracts with Hidalco Industries Limited - Birla Copper Group of India covering a total volume of 70,000 dmt in 2007, 130,000 dmt during 2008 and 100,000 dmt from 2009 up to 2018; Atlantic Copper-Freeport MacMoRan Copper & Gold Inc Group of Spain covering a total volume of 30,000 dmt in 2007 and 50,000 dmt for 2008 through to 2011; and Caraiba Metais S/A - Paranapanema Group of Brazil covering a total of 16,000 dmt in 2007 and 24,000 dmt each per year during 2008 and 2009. Chapada also has contracts with two trading companies: Trafigura AG, 40,000 dmt in 2007 and 30,000 dmt in 2008 through to 2010; and Louis Dreyfus Commodities Metals Suisse SA covering a total of 30,000 dmt each during the period 2007 to 2008 and 40,000 dmt each per year from 2009 to 2011.

Environmental Conditions

A substantial amount of environmental study, analysis and regulatory review has been undertaken at the Chapada Project.  In November 1996, Geomina Consultants, from Goiânia, State of Goiás, Brazil, developed an Environmental Impact Study.  This study was used for public comment and was used in support of the Company’s application for environmental permits.  Yamana obtained the three environmental permits required for mine operations in Brazil.  The first environmental license was issued in December 1999; the construction license was issued in April 2001 (and was renewed twice in April 2003 and April 2006) and the operation license was issued in November 2006, and is valid until April 2008.  In December 2007, the Company submitted to the State of Goiás Environmental Agency all necessary documents to obtain the renewal of the operational environmental license for the Chapada Mine.  All required licenses have been obtained and are in good standing for the Chapada Mine.

The following is a summary of the Environmental Impact Study carried out by Geomina Consultants:

Environmental and socioeconomic characterization of the mine influence area was done by using existing available data, and by obtaining site-specific information. No ethnic minorities or tribal groups were identified in the mine area of influence.  A non-intervening archaeological inspection, developed in May 2004, led to the identification and registration of 8 and 9 archaeological sites and occurrences, respectively.  The archaeological rescue identified 19 sites and 8 occurrences effectively. The pieces rescued are entrusted at Porangatu Museum.  During 2009 a new archeological rescue effort will be done at the new sites that will be flooded to increase the tailings dam.

Site vegetation survey identified 118 species of six types of vegetation, reinforcing the tropical (savannah) characteristics of the natural vegetative covers. Four protected species were found. Deforestation licenses were approved. Two forest reservations (186 and 234 hectares) were created according to the legislations, and the land use in these areas is restricted.  Fauna studies identified a total of 121 species, 6 of them being protected. According to the environmental impact study, minimal impacts to these species are expected.

An environmental characterization test programme was conducted on the unprocessed rock and mill products during year 1997 by using EPA standards protocols. The results have suggested low Acid Rock Drainage potential. Aluminum, iron and manganese were found in drill holes within concentrations detected in the local groundwater. The potential implication of selenium presence in some cases should be reviewed during operation.  Surface water background concentrations are higher than expected discharges. Yamana is clarifying Class 2 water quality compliance, according to the National Environmental Council (CONAMA) Rule 357/2006. Effluent physicochemical treatment facilities include a specific pond for tailing dam overflow and/or contaminated excess pit water. A monitoring programme will assure water quality compliance.  Storm water runoff and hazardous liquids handling are adequately addressed using Best Management Practices.  Sewage treatment plant is operating in order to attend all mine sanitary.  Industrial, sanitary and solid waste have been disposed of at the Chapada facilities, respectively in a Temporary Deposit for Waste and in the Alto Horizonte landfill.

Closure and reclamation plan is being revised in order to improve environmental and human life protection, reducing long-term monitoring, maintenance, and potential liabilities. An amount of approximately $13.5 million is estimated for closure and abandonment costs.

Taxes

It was reported to IMC that income taxes are 34% of taxable cash flow.  This is made up of two components, a 25% corporate tax rate and a 9% social contribution.  In addition to direct operating costs, royalty payments and capital depreciation are deducted to calculate taxable cash flow.

Mine Life

Based on the Metalica current mine plan, open pit operations will go through most of 2020. Processing of low grade stockpile material would potentially extend the project life to about 2023.

Exploration and Development

The current focus of the exploration work is the discovery of another ore body in the Chapada district and to evaluate the potential extension of resources at the Chapada deposit.  Yamana has completed regional geological mapping, detailed geological mapping of the open pit, regional cross section, geological model of mine, re-logging of old exploration drill holes, chip/soil sampling and 5530 metres of diamond drilling close to the Chapada deposit. The next step will be to complete a geophysics survey with IP and magnetic, after checking the exploration drill holes.

El Peñón Mine

The El Peñón property is located in the Atacama Desert in northern Chile, approximately 165 kilometres southeast of Antofagasta.  Yamana owns 349 individual mining claims comprising the El Peñón mine, the Fortuna area and surrounding exploration lands.  The Company became the 100% owner of El Peñón when it completed the final step of the acquisition of Meridian on December 31, 2007.

Yamana pays a sliding scale royalty that is based on the gold price as a copper equivalency that is equivalent to between 1.5% and 1.96% on earnings before interest and taxes.

At the El Penõn mine, the Company holds all the necessary environmental licenses and permits to operate the mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Antofagasta is the principle source of supply for the mine. It is a port city with a population of 302,000 and daily air service to Santiago. Travel time from Antofagasta to the mine in approximately 2.5 hours.

The climate in the Atacama is very arid, with a mean annual precipitation in most areas of virtually zero. The temperature ranges from near freezing to +29C.

Currently, the physical plant site includes administrative offices, open pit and underground mine workings, a mill, labs, ore stockpiles, waste dumps, coarse ore storage, workshops, warehouses and dry facilities. The mine has access to facilities which provide basic infrastructure to it such as electric power, water treatment and supply and sewage treatment. Underground infrastructure includes portals, access ramps, ventilation raises, maintenance shops and mobile equipment fleet.

The mine is at an elevation of approximately 1,800 metres above sea level. Relief in the area is modest, with widely dispersed hills and peaks separate by very broad open valleys. There is little or no vegetation in the area around the mine, and the principal land use is mining.

History

The discovery of El Peñón was the result of successful grassroots exploration carried out by FMC Gold geologists through the early 1990s.  Subsequent development led to the compilation of a detailed feasibility study issued in early 1998  Based on the results of the feasibility study, in July 1998, Meridian made the decision to place the property in production, and construction on a 2,000 tonnes per day mine and mill facility commenced later that same year. Production began in September 1999, ramping up to full capacity by January 2000 and has continued uninterrupted to the present day. Since September 1999, the operation has run continually at design capacity, treating both open pit and underground ore. Mill modifications have resulted in an increase in mill throughput capacity to 2,400 tpd ore, and improved metallurgical recoveries, approaching 97% for gold and 92% for silver.  The mining methods, practices, and planning systems have been modified to reduce dilution and increase both mine recovery and daily production rates.

Geological Setting

The El Peñón mine is located in the Central Depression of the Atacama Desert. The region is underlain by Late Cretaceous to Early Eocene magmatic arc rocks, known as the Paleocene belt. Rocks in the region consist of basaltic to rhyolitic lavas and tuffs, subvolcanic porphyritic intrusions, and granitoid stocks, which extend from southern Peru to central Chile. This belt hosts many epithermal deposits and subvolcanic porphyry systems.

The mineralization at El Peñón is hosted by near-horizontal to gently dipping Eocene to Paleocene basaltic to rhyolitic volcanic rocks. The stratigraphic sequence consists of a lower sequence of volcanic breccia and andesitic to basaltic flows, overlain by rhyolitic to dacitic pyroclastic rocks, dacitic to andesitic flows, and volcanic breccia. Rhyolitic intrusives, domes, and associated flows are intercalated with earlier volcanic units. The distribution of Cretaceous and Eocene volcanic rocks is controlled by graben structures bounded by north-northeast trending faults. These are steeply dipping regional-scale structures with displacements in the order of hundreds of metres. The principal direction for late dikes and many of the highest grade ore-hosting faults is parallel to the bounding faults. Ore-bearing faults dip steeply eastward on the east side of the property and westward on the west side, in a fashion implying a horst/graben extensional structure. Most of the mining takes place along north-trending veins. A relatively minor amount of production has taken place along northeast-striking structures.

Exploration

Regional exploration focusing on Early to Mid-Eocene volcanic belts in northern Chile led to the discovery of the El Peñón property in 1993. Trenching carried out that year, followed by a 13-hole drilling programme, discovered significant gold and silver mineralization. The next year, the first hole of a follow-up programme intersected 100 m grading 10.9 g/t gold and 123.4 g/t silver in what eventually became the Quebrada Orito deposit.

Exploration work completed to date has defined 26 mineralized zones (20 resource models) within the following ten geological trends:

•                  Quebrada Orito Trend: This north-south trend extends some 4,000 m along strike and dips 70° to 75° to the west. Detailed drilling has been completed at drill hole spacing of 30 m x 30 m (in places at 15 m centres). This has outlined underground and an open pit resources at three zones: Orito Sur, Quebrada Orito, and

Orito Norte. Underground production has come from Orito Sur and Quebrada Orito zones. Some open pit mining also has been done at Quebrada Orito;

•                  Vista Norte Trend: This 1,000 m long trend has been drilled with hole spacing of 30 m. It contains several north-northeast oriented zones and dips 70° to 75° to the west. Currently it is being mined by underground methods;

•                  Quebrada Colorada Trend: This 2,200 m long trend is oriented due north and dips 65° to 75° both to the east and west. Mining has been done since 2000 and recently a new zone (Veta Sorpresa) has been discovered;

•                  El Valle/Discovery Wash Trend: This northeast oriented and steeply northwest dipping trend contains four mineralized zones. Mineralization has been intersected in surface reverse circulation drill holes as well as diamond drill holes, spaced 30 m to 60 m apart;

•                  Cerro Martillo-Dorado Trend: This trend is approximately 3,600 m long and contains three mineralized zones. Some open pit mining has been done on the Cerro Martillo part of the trend;

•                  Playa Trend: This area is situated southwest of the Orito Sur zone and is outlined by surface diamond drilling and reverse circulation drilling;

•                  Pampa Campamento/Doncella Trend: This area is situated east of the Quebrada Colorada Trend. It is approximately 1,000 m long and is outlined by both reverse circulation and diamond drilling;

•                  Providencia Trend: This trend is located approximately 700 m southwest of Dorado and 1 kilometre east of Quebrada Colorada.  It is approximately 1 km in strike length.

•                  Fortuna Trend: The Fortuna is a relatively new discovery, located approximately 9 km west of the plant site. It is almost NS-striking and near vertical and has been traced for over a kilometre of strike length; and

•                  North Block Trend: This trend is located approximately 1.7 km east of the Martillo Flats system and consists of several north-northwest near vertical dipping veins.  The principal vein structures are; Al Este which has been traced for just over 3.0 km of strike length, Bonanza which was discovered in 2007 approximately 500 metres east of Al Este and Esmeralda which was also discovered in 2007 but approximately 300 metres west of Al Este.  Bonanza and Esmeralda have been traced along a minimum strike length of 800 metres and 300 metres respectively.

Mineralization

The deposits at El Peñón are epithermal gold-silver deposits, hosted in steeply dipping fault-controlled veins. Gold and silver mineralization consists of disseminated electrum, acanthite, native gold, native silver, silver sulphosalts, and silver halides occurring in a gangue of predominantly quartz, adularia, carbonate, and clay. Electrum is the most common form of precious metals in the deposit and occurs as micron to millimetre-size subrounded and irregular grains. Two phases of electrum are present: a primary phase, which contains approximately 55% to 65% Au, and a secondary phase, which has resulted from supergene processes that have remobilized silver and which typically consist of over 95% Au.

Sulphide minerals are relatively rare, and this may be due to oxidation, or to an initial low overall abundance such as would occur in a low sulphidation environment. Gangue minerals comprise fracture and breccia-filling and replacement quartz, adularia, carbonates, and clay minerals. Vein textures often display crustiform textures, although the highest grade gold-silver mineralization is reported to be associated with massive banded quartz-adularia. Gangue minerals occur as open space filling as well as replacements of primary host rock mineral phases.

There are nine separate vein systems that have supported, support currently, or are planned to support surface and underground mining operations. These vein systems are listed above under the Exploration heading. The veins strike predominantly north-south and dip steeply to the east and west. North-northeast to northeast-striking fault zones are also host to ore zones, however, the relative proportion of the overall deposit is small. The principal ore-bearing vein zones are relatively recent discoveries that are contributing new mineral resources to the inventory.

The deposit comprises several individual tabular, steeply dipping zones or shoots that are amenable to mining by both underground and surface methods. Vein widths range from decimetre-scale to over 20 m. Individual ore shoots measure from less than one kilometre to four kilometres in strike length, and up to 350 m in the down-dip direction. Gold grades range up to hundreds of grams per tonne but are more typically less than 30 g/t. Silver grades are in the order of hundreds to thousands of grams per tonne. This identifies El Peñón as a Bonanza-style epithermal vein deposit.

Drilling

Initial drilling on the property started in November 1993 and has continued through the present time.  Meridian continued to conduct exploration work in order to develop drill targets to replace reserves. Drilling is carried out on a nominal 30 m x 30 m pattern, with some holes drilled on a 60 m x 30 m pattern (i.e., 30 m vertical spacing on 60 m sections). Preliminary mineral resource estimates are made using the drill information. Later, the estimates are refined using chip sample assays collected from the underground development. Underground definition drilling on a 15 m x 15 m pattern was the standard in earlier years, however, the practice was discontinued for a time.  Most recently, Meridian has resumed underground definition drilling, as it has been found to be useful in resolving local structural complexities.

Drilling is mostly reverse circulation, with at least one diamond drill hole per 30 m section. Often, holes are collared with reverse circulation equipment, until the hole is almost in the zone, and then changed over to diamond core. Some are cored for the entire length. Core size is HQ (6.35 cm core diametre), sometimes reduced to NQ (4.76 cm diametre). Reverse circulation holes are drilled with 5 ¾” diametre equipment, which produces a hole approximately six inches in diametre. Total drilling at El Peñón is in excess of 1.64 million metres in more than 5,400 holes. A total of 302 reverse circulation and 166 diamond drill holes were completed in 2008 totalling 128,788 metres and 24,264 metres respectively. For 2009, drilling will total in excess of 130,000 metres and will focus on extending the known deposits in the North Block area as well as looking for new veins.

Sampling and Analysis

Samples are taken both by surface drilling (termed exploration drilling) and underground drilling and panel sampling (mine samples). Exploration drilling typically is carried out to trace the structures and estimate mineral resources. Mine sampling comprises both definition diamond drilling as well as sampling of development headings for grade control. The exploration samples consist of reverse circulation cuttings and half-core splits of diamond drill core. The mine samples are drift face panel samples and drill core. All exploration samples are assayed by Acme Analytical Labs (“Acme”) in La Serena, while all mine samples are assayed on site. The Acme lab has been subject to inspection by Meridian’s independent consultant and found to be satisfactory.

Sampling protocols were developed and are continuously monitored by independent consultants. Exploration reverse circulation samples are taken at two-metre intervals outside and one metre intervals inside a mineralized zone. The drillers take two samples from every interval, splitting the cuttings with a riffle. Samples are placed in plastic bags and transported to the on-site Acme sample preparation facility. Specimens are also collected in chip trays for logging.

Exploration drill core is delivered to the logging and sampling facility located near the mill/office complex. Core is logged and marked for sampling by the geologist. Sampling technicians photograph the intact core, take the samples using a blade-type splitter, place them in plastic bags, and deliver them to the sample preparation facility.

Mine drill hole samples are collected in the same fashion as exploration holes, except that they are delivered to the mine site lab.

Underground development drifts are advanced on nominal 10 m vertical spacing. Each drift face is mapped and sampled by the grade technicians. Samples comprise chips taken from panels measuring approximately one metre high and a maximum of one metre wide. Minimum sample widths are 30 cm in the vein and 50 cm in the waste. Boundaries to the sampled areas are placed at vein contacts and major structures. The sample sizes are constrained to between 5 kg and 9 kg. The technician uses a compass and tape to measure the distance and direction from the nearest survey station to the leftmost end of the sampled interval. The samples for each face are rendered as linear strings of samples in a fashion similar to drill holes (pseudo-drill holes). The “collar” of the drill hole is the left-hand end of the sample string. The “azimuth” is approximated as the direction parallel to the drift face. Samples lengths are projected to the face onto a linear trace of the pseudo-drill hole to account for irregularities or curvature of the face.

The sampling, analytical, and QA/QC protocols were designed by independent consultants and are subject to annual review. The sampling and assaying protocols are based on heterogeneity studies carried out by Francis Pitard and Eduardo Magri. These studies had been initiated prior to the start of production and were updated intermittently as new zones were opened for mining or new sampling methods were contemplated.

Exploration samples are crushed and pulverized at an on-site preparation facility operated by Acme. Samples are dried, crushed to 90% passing a 10 mesh (2 mm) screen, then riffled down to an 800 g to 1,000 g subsample. The subsample is pulverized in a disk pulverizer to 95% passing 140 mesh (0.105 mm). A 50 g pulp is extracted for assay. The samples are conveyed by Acme personnel to Antofagasta and then by air freight to the Acme laboratory in La Serena for analysis.

The mine samples are processed in a similar fashion, except that they are sent to the mine lab for both preparation and assaying.

All samples are analyzed for gold by fire assay with Atomic Absorption  finish, and for silver using aqua regia digestion and Atomic Absorption. Samples assaying greater than 5 g/t gold are rerun using fire assay with gravimetric finish. Samples for which the preliminary assay is greater than 100 g/t silver but less than 5 g/t gold (i.e., high silver but low gold) are rerun using a four-acid digestion and Atomic Absorption.

Security of Samples

The mine site is in a remote location, and access to the property is rigorously controlled. The site is fenced, gated, and supervised by security guards at all times. Access is via an electronically controlled gate, all personnel are subject to metal detector scan on exit, and all bags are X-rayed. Samples are in the custody of company personnel until they are turned over to the site lab or to the airline for transport to La Serena.

The grade control sampling procedures at both the underground face and open pits were audited in 2002 by Magri Consultadores Limited. The objective was to ensure that the samples were representative and suitable for subsequent analysis. Magri Consultadores Limited determined that the sample collection process was representative and provided a sample of appropriate quality. There have been no changes to the grade control sampling methods since that audit.

Check assaying of grade control samples is being carried out. Standards, duplicates, and blanks have been used to determine the quality of the internal Company laboratory results.

Mineral Resource and Mineral Reserve Estimates

See “Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

Mineral resource estimates are prepared using block models, constrained by wireframe models of the veins and the surrounding dilution halo. Grade is interpolated into the block models using Ordinary Kriging (OK) and Inverse Distance (ID) for the veins and Inverse Distance Squared (ID2) for wall rock dilution.

Using the measured and indicated resources, Yamana compiled the underground life of mine reserve statement. The process uses a series of steps including the construction of potential mining outlines based on the bench and fill mining method. Drilling and excavation drive outlines are interactively constructed and converted into mining solids using the Vulcan software system. The intervening mineralization (bench portion) that will be drilled is then modeled. Mine dilution, containing gold and silver grades, is added into the design by expansion of the solids.  The economic value of each potential mining outline is calculated using a forecast long-term gold price and long-term silver price as stated in the “Summary of Mineral Reserve and Mineral Resource Estimates”.  These economic values are weighed against forecast costs and metallurgical recoveries for each potential mining outline.  These combined economic revenue and cost models are part of the Selective Mining Unit (SMU) models.  The profitable (positive dollar value) stopes within the SMU models are examined to ensure that the economic potential supports the required development costs. If a stope is profitable and covers all operating and development costs, it is considered as ore and is “placed” in the LOMR inventory. For zones that are located a significant distance away from any existing underground access, the projected profits from the positive SMUs must cover the cost of the development to the mineralized zone before the zone is considered to be contained within the LOMR. Reserves are defined using mine recovery and dilution parameters, recent historical costs, and metallurgical recoveries.

Mining Operations

Mining Method and Metallurgical Process

Underground mining at El Peñón is by the bench and fill method. This method is used in all of the mineralized zones. Generally, this method is implemented on 10 m to 18 m high sublevels. Within this mining configuration, an ore extraction drive (4.0 m high by 3.5 m wide) located at the base of the stope is driven along the mineralization. A drill drive (also 4.0 m high by 3.5 m wide) is cut 10 m above the sill of the excavation drive. Whenever the mineralized widths exceed the maximum drive widths of 3.5 m the remaining wall ore is slashed. The material excavated from these drives is classified as ore or waste based on the grade control samples collected from the face of each round. Using the grade control sample results, the economic portion of the six metre high bench is delimited. This portion is drilled along the dip of the mineralization and is subsequently blasted. The broken ore is mucked from the lower excavation drill drive. The empty stopes are backfilled.

In the areas where the mineralization is quite narrow, split (resue) blasting is implemented within both the excavation and drill drives to reduce dilution. The minimum width of the split blast is 2.2 m (1.5 m plus 0.7 m overbreak). Once the ore is mucked out, the remaining waste is blasted and removed for use as backfill.

At the end of each month, the grade of the mined ore delivered to the stockpiles is estimated using the grade control data. A short-term production model is created using the final mined volumes and analytical data.

The open pits are no longer in operation.

In 2008, the plant was modified to treat approximately 3,600 tpd of mixed stockpiled ore. The mill throughput for 2008 averaged approximately 3,000 tpd of mixed stockpiled ore. Yamana is planning on increasing this throughput to average approximately 3,600 tonnes per day in 2009 and 3,600 tonnes per day for the balance of the life of the mine. Plant recoveries are estimated to average 92.3% gold and 91.2% silver for the life of the operation.

Run-of-mine stockpile ore is dumped onto a grizzly that passes through to a 100 tonne live storage bin. From there ore is fed to a 950 mm x 1,250 mm jaw crusher by an apron feeder. Crusher ore is stored in a 1,500 tonne capacity bin, from which it is fed to a 4.72 m x 7.77 m 2,500 kW SAG mill. The cyclone overflow goes to a thickener and the underflow to a cyanide leaching circuit. The solids from the leaching circuit go to a counter current decantation circuit. Moisture from the underflow of the counter current decantation circuit is removed by filters, and the dried product is sent to the dry tailings impound area. The precious metals are recovered by a zinc precipitate Merrill-Crowe process.

The mill carries out a rigorous sampling programme to determine the processed tonnage and grade of the mill feed. This includes duplicate analytical results for both the solutions and solids. Processed tonnages are based on weightometre readings that are located on the SAG mill feed conveyor, recirculated mill reject, and at the tailings discharge point. Daily analytical results are derived from the plant solutions and tailings discharge. Metal sales and inventory contained in the circuit and refinery are determined at the end of each month and appropriate adjustments are made. From this information, the mill reports the back-calculated head grades of the mill feed.

In 2008, the mill throughput was 1,124,566 tonnes grading 6.73 g/t gold and 305.4 g/t silver. Total gold production for the year was 224,990 ounces of gold and 9,864,275 ounces of silver. The metallurgical recoveries were 92.0% for gold and 89.0% for silver.

The Company has developed a mine plan which includes processing of ore increasing to a sustainable level of approximately 3,600 tonnes per day, increasing production to approximately 500,000 gold equivalent ounces per year assuming a gold to silver ratio of 55:1.  Continuing exploration activities particularly in the North Block area suggest that sufficient ore will be available to sustain planned throughput increases.

Mine Life

The El Peñón mine is targeted to have a mine life of at least 10 years.

Markets

The principal commodities at El Peñón are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.

Environmental Considerations

El Peñón has a number of operating permits in place which are detailed in the current technical report.  Dried mill tailings are transported to the tailings storage area, for disposal. It is Scott Wilson RPA’s understanding that there are no outstanding liabilities associated with the El Peñón operations.  El Peñón has a Reclamation and Closure Plan in place. The estimated capital cost for this Reclamation and Closure Plan is $1.5 million.

Taxes

The economic analysis for El Peñón uses an effective tax rate (taxes booked) of 35% on revenue after deductions for operating costs, depreciation and amortization. Taxes paid are 17% on revenue after deductions for operating costs (less royalties), depreciation, and amortization.  The balance of 18% becomes payable upon the repatriation of funds from Chile.

Exploration and Development

As of the end of 2008, the Company replaced most of the ounces mined El Peñón and significantly increased measured and indicated resources. The main focus of the Company’s exploration work at El Peñón in 2009 will be to increase drilling with an emphasis on the prospective North Block area with the objective of discovering another 600,000 gold equivalent ounces during 2009.

Jacobina Mining Complex

Property Description and Location

The Jacobina property is located in the state of Bahia in northeastern Brazil approximately 340 kilometres northwest of the city of Salvador. Salvador, the state capital of Bahia, has a population of 2.5 million.  The property is comprised of 5,996 hectares of mining concessions and 128,209 hectares of granted exploration concessions.  The exploration concessions are renewable on a three year basis and have annual fees ranging from $0.70 to $1.30 per hectare.  The Jacobina property forms a contiguous elongated rectangle extending 155 kilometres in a north-south direction, and varying from 2.5 to 4 kilometres in width.  This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property’s north-south axis.

A significant portion of three of the Jacobina mine concessions are located within the boundary of Parque Sete Passagens or the park buffer zone.  Mining is not permitted within the park but JMC has valid mining concessions issued by the Departamento Nacional de Produção Mineral (DNPM) and JMC is currently negotiating for access into the park with state government and park officials.

On April 5, 2006, Yamana acquired the Jacobina project and exploration projects in the Bahia gold belt through its acquisition of all of the outstanding shares of DSM.  See “General Development of the Business - Acquisition of DSM”.  The project is owned through Yamana’s wholly-owned subsidiary, Jacobina Mineraçao e Comercio Ltda.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property from Salvador is via paved secondary highway to the town of Jacobina approximately 330 kilometres north-northwest.  Well-maintained paved roads from the town provide access to JMC as well as the Pindobaçu deposit.

The town of Jacobina is a regional agricultural centre.  It provides all the accommodation, shopping and social amenities necessary for the mine’s labour force.  Telephone and high speed internet services are available in the town of Jacobina.

The Jacobina project is located in a region of sub-tropical, semi-arid climate with generally flat to low rolling hills at an elevation of approximately 500 metres.  The immediate area around Jacobina consists of steep-sided ridges rising to 1,200 metres produced by the resistive quartzites, metaconglomerates, and schists of the Paleoproterozoic Jacobina Group.  Precipitation at Jacobina is somewhat higher that the regional average, likely due to the mountain range which hosts the deposits. Average annual precipitation is 84 cm with the May to October period being somewhat drier than the rest of the year. Temperatures vary little throughout the year. July is the coldest month with average daytime highs of 26º and nightly lows of 17º.  February is the warmest month with average daily highs of 32º and nightly lows of 20º.

The Jacobina mine has all the necessary environmental licenses to operate the project.  An environmental license has been applied for from the CRA (Environmental Agency of Bahia State) to construct a new tailings dam.  The tailings dam project and applicable environmental studies were presented at a public meeting and the project was well received.  The construction license was subsequently issued in May of 2008.  The new tailings dam is currently in construction.  The operation license will be applied for in April of 2009 so that it is obtained prior to the tailings dam operation, which is expected to commence in June 2009.

History

The Serra do Jacobina mountains have been mined for gold since the late 17th century.  Numerous old workings (garimpos) from artisanal miners (garimpeiros) can be seen along a 15 kilometres strike length, following the ridges of the mountain chain.

The modern history of the Jacobina mining camp began in the early 1970’s with extensive geological studies and exploration carried out by Anglo American Corporation.  The feasibility study recommended that a mine be developed at Itapicurú (now covered by the Morro do Vento area) with an initial plant capacity of 20,000 tonnes per month.  Development of the Itapicurú mine to access the Main Reef commenced in October 1980 and the processing plant was commissioned in November 1982.  The first full year of operation was 1983.

From 1984 to 1987, exploration focused on evaluating the mineralized conglomerates of the João Belo Norte Hill, located about two kilometres south of the Itapicurú mine.  This work outlined sufficient reserves to warrant an open pit operation, development of which commenced in August, 1989.  Concurrently, the processing plant capacity was increased.  Underground development at João Belo commenced in 1990, as open pit reserves were limited.

William Resources Inc. (now Valencia Ventures Inc.) acquired 100% of the Jacobina gold mine and assumed management effective August 1, 1996, by purchasing Jacobina Mineração e Comércio Ltda. (“JMC”) from subsidiaries of Minorco of Luxembourg and Banque Paribas de France.  William Resources operated the João Belo and Itapicurú mines from August, 1996 until December, 1998 when the mines were closed due to depressed gold prices and the strong Brazilian currency.  From 1983 to 1998, JMC processed 7.96 million tonnes of ore at a recovered grade of 2.62 grams of gold per tonne to produce approximately 670,000 ounces of gold.  The bulk of historic production came from the Itapicurú (Morro do Vento and Morro do Vento Extension) and João Belo areas.

Low metal prices forced the closure of the mine during the 1999-2004 period, after which production began again in mid-2005. Total production from 1983-2005 was 8,586,744 tonnes at a recovered grade of 2.57 g Au/t containing 710,836 ounces gold.

On May 1, 2002, DSM entered into an option agreement with William Multi-Tech Inc. (formerly William Resources Inc. and now Valencia Ventures), whereby William granted DSM the option to earn a 51% interest in William’s wholly owned subsidiary, JMC which owned the mineral rights, mines and a 4,000 tonne per day plant located on the Jacobina Mine paleoplacer gold property in Brazil.  To earn the 51% interest in JMC, DSM was required to spend $2,000,000 exploring the Jacobina property prior to December 31, 2004.  On September 20, 2002, DSM entered into a Memorandum of Understanding (“MOU”), pursuant to which William granted DSM an option to acquire the remaining 49% interest of the mine and related mineral concessions by making an option payment of $100,000 at the time of execution of the MOU and a further $5 million in cash within 90 days of earning the initial 51% interest, of which up to $2,500,000 could be satisfied in equivalent value of shares in DSM.  In September 2003, DSM completed the required exploration expenditures to earn a 51% interest in the property and then exercised its option to acquire the remaining 49% interest of the Jacobina property.  As a result of the exercise of its option, DSM acquired a 100% interest in the Jacobina property.

Reactivation of the João Belo Mine started in April 2004 and in July 2004 ore extraction commenced.  The cost of the capital project, including development of the João Belo Mine, refurbishment of the mill facilities and the purchase of all machinery, equipment, and vehicles, was approximately $37 million.  DSM poured the first gold bar at the João Belo Mine in March 2005 and declared commercial production effective July 1, 2005.  DSM started work in August 2005 on the 720 Level access portal for Morro do Vento and slashing the access adit.  As of December 31, 2005, the drift was 720 metres in length.  In November 2005, DSM reported that total ore mined in the third quarter ended September 30, 2005 was 340,913 tonnes and ore milled was 300,505 tonnes at an average grade of 2.03 g/t Au.  Gold production was 18,683 ounces at an average cash cost of $292 per ounce.  The average recovery rate at the mill was 95.4%.  Total production for Jacobina since mining commenced in 1983 is reflected in the current technical report.  From 2004 to the end of 2006, JMC conducted exploration activities at Pindobaçu as reflected in the current technical report.

Yamana acquired the Jacobina project and certain exploration projects in the Bahia gold belt on April 5, 2006 through its acquisition of Desert Sun Mining.

Significant development work was completed at Jacobina in 2008, and Jacobina reached production throughput levels averaging from 5,000 to 6,000 tonnes per day in the fourth quarter.  Expansion at the Jacobina mine began in 2008 and development work for the second phase of expansion to increase plant capacity to 7,500 tonnes per day will continue in 2009.

Geological Setting

In terms of regional geology, the Precambrian terrains of the northeastern part of the São Francisco Craton, in the state of Bahia, show evidence of a prolonged terrain accretion history. The three major Archean crustal units, the Gavião, Serrinha and Jequié blocks, underwent several episodes of tectonism that culminated in a continental-continental collision during the Paleoproterozoic, when the consolidation of the craton took place along a main orogenic belt named the Salvador-Curaçá mobile belt.  A prominent zone of crustal weakness within this portion of the craton is the Contendas-Jacobina lineament, a 500 kilometres long and approximately north-trending suture zone, located close to the eastern margin of the Gavião block.  A re-activation of the Contendas-Jacobina lineament during the Paleoproterozoic, prior to, and during the continental-continental collision, gave rise to a continental margin rift-type basin where the siliciclastic sediments of the Jacobina rift were deposited.

In terms of property geology, the Bahia Gold Belt overlays most of the Jacobina range, where quartzites, metaconglomerates and schists of the Paleoproterozoic Jacobina Group constitute a series of north-south, elongated, mountain ranges that rise up to 1,200 metres above sea-level. The deep and longitudinal valleys, bordering the mountains, correspond to deeply weathered ultramafic sills and dikes. The east-west oriented valleys represent weathered mafic to intermediate dikes. Archean tonalitic, trondhjemitic and granodioritic gneiss-dominated basement and related remnants of supracrustal rocks, grouped as the Mairi Complex, are found on both flat to slightly hilly areas east of the Jacobina range. At its eastern border and also in a flat landscape, there are the fine-grained biotite gneisses of the Archean Saúde Complex. The transition between the hilly and the scarped domains of the eastern border corresponds to the exposures of the Archean Mundo Novo Greenstone Belt (“MNGB”).  The Pindobaçu geology is composed by two main tectonic domains: the MNGB, which is the host envelope; and the Jacobina Group.  The Archean MNGB is composed, from east to west, by an association of metabasalts, graphite-rich schist with hydrothermal pyrite, banded iron formation, meta-chert and meta-greywacke intercalated with conglomerates.  The Jacobina Group is represented by the Serra da Paciência Formation.  This formation is characterized, from east to west, by fine to very coarse, grey to green quartzite; laminated fuchsite-sericite-rich quartzite, pyrite-hematite-fuchsite silicified quartzite with tourmaline; and association between sericite meta-conglomerate and recrystallized fuchsite quartzite.

Exploration

Canavieiras is the most encouraging near mine target, located 4 kilometres north of mill plant, representing 40% of Jacobina global resources with grades over 3 grams per tonne, higher than João Belo and Morro Vento, the current mines. The 2006/2007 drilling campaigns extended the mineralized conglomerate reefs for a strike length of 2 kilometres south of the old mine workings. The target reefs are not exposed at surface but have been intersected from depths of 100 metres to as deep as 600 metres below surface. East-west striking normal faults have caused vertical displacement of the stratigraphy up to 200 metres resulting in a series of stacked blocks each of which has a strike length of 500 metres to 600 metres.

Several regional targets have been explored by Yamana, the most important being Pindobaçu (70 km north of mine area), which is a lode gold deposit, located in the unconformity of the rift basin and the greenstone belt basement, with significant high grade intersections and the Entry Point, where a new mineralized reef was discovered 80 km far north of the traditional Jacobina mine area.

Considering that Canavieiras is still open along the strike (South Extension), Morro Vento is also open downdip (East Extension), the significant regional potential, the very close similarities to world class deposits and the remarkable mineral resource growth achieved in the last four years, it is fair to expect Jacobina resources and reserves will continue to grow.

As reported by Golder Associates (2008), a total of 22,920 metres of exploration diamond drilling was completed in 54 drill holes by JMC in 2006.  This drilling was targeted at extensions of known mineralization at Canavieiras, João Belo, Morro do Vento, and Serra do Córrego in the Jacobina area and at the mineralization at Pindobaçu.  The 2007 exploration program included 30,601 metres in 56 drill holes at Canavieiras, João Belo, Morro do Vento, Serra de Córrego, and Pindobaçu.

Exploration for extensions of known mineralization continued in 2008 with 12,405 metres of surface drilling completed in 25 drill holes.  The drilling took place at Canavieiras, João Belo, Morro do Vento, and Pindobaçu.

Mineralization

The Jacobina Group hosts four different major types of gold deposits: (i) conglomerate-hosted; (ii) quartzite, andalusite schist and metaconglomerate-hosted; (iii) ultramafic-hosted; and (iv) mafic/intermediate dike hosted.  The characteristics of each of these principal types of gold deposits are described as follows:

Conglomerate Hosted Gold Deposits:

These deposits comprise sheared and micro-fractured, gold-bearing, recrystallized, silicified, and pyritic metaconglomerates with a greenish, fuchsite matrix, of the Serra do Córrego Formation.  These rocks often show overprints of hematite coatings along shear-plane, joint, and fracture surfaces, which post-date gold-mineralized fabrics.  The best examples of this group are found within the 40-km long Jacobina gold district (Canavieiras, Itapicurú Morro do Vento and Morro do Vento Extension, and João Belo mines, Serra Branca and other minor occurrences), which extends from Campo Limpo, in the south, to Santa Cruz do Coqueiro, in the north.

Quartzite, Andalusite Schist and Metaconglomerate-hosted Gold Deposits:

This group encompasses gold-bearing quartz veins and veinlets, which fill tension gashes and open fractures, related to semi-concordant shear zones hosted by quartzites and andalusite-graphite-quartz schist, and local metaconglomerates of the Rio do Ouro and Serra da Paciência formations (e.g. Goela da Ema, Biquinha, Cercadinho and Guardanapo gold workings).  The main hydrothermal alterations associated with these are:

silicification, sericitization, chloritization, and pyritization, with minor chalcopyrite and tourmaline.  The gold-bearing quartz vein and veinlets deposited along shallow-angle, west-dipping shear zones, hosted by Rio do Ouro quartzites, are also included in this group, but it is emphasized that according to their specific positioning (situated in the west block of the Maravilhas fault and positioned at nearly 90º to the bedding of the quartzites), they are thought to represent vertical shear zones developed before tilting of the Jacobina Group.  The best examples of this group are: Coxo, Jaqueira, Maravilha and Lajedo gold workings.  The main related hydrothermal alterations for this group are: Silicification, sericitization, chloritization, pyritization (locally with chalcopyrite), and local tourmalinization.

Ultramafic-Hosted Gold Deposits:

These deposits comprise narrow, up to 4 metres thick, shear zones developed in north-south oriented ultramafic sills and dikes, close to their footwall and hangingwall contacts with the hosting quartzites and metaconglomerates of the Serra do Córrego, Rio do Ouro, and Serra da Paciência Formations.  The mineralized shear zones are characterized by the development of gold-bearing quartz veins and/or stockworks.  The main hydrothermal alteration types are: silicification, fuchsitization, pyritization, and sericitization, with local tourmalinization.  A number of examples of this group are known at the mine sites and surrounding areas (Canavieiras, Itapicurú, Serra do Córrego, Morro do Vento and João Belo), and at the Serra da Paciência (Mina Velha, Várzea Comprida, Ciquenta e Um, Cabeça de Nego and Milagres gold workings), in the north.

Mafic/Intermediate Dike-Hosted Gold Deposits:

This type is the last developed, and least important, group of gold mineralization within the Jacobina area.  It consists of gold-bearing quartz veins in tension gashes, with local pyrite remobilization, close to the contacts between late-tectonic gabbroic and dioritic dikes and metaconglomerates and quartzites of the Serra do Córrego and Rio do Ouro Formations.  The dikes are emplaced along east-west and northwest-southeast-oriented fractures and faults.  Pyrite is concentrated along the contact zone with hosting metasediments, where a hornfels texture is developed in the gabbroic or dioritic rocks.

Drilling

To the end of December 2008, JMC reports some 306,780 metres of surface and underground drilling has been completed in the immediate Jacobina Mine Complex area.  This total consists of 2,121 underground drill holes (121,362 metres) and 624 surface drill holes (185,418 metres).

The procedures currently used during the diamond drilling programs are as follows:

•                  The collar locations of all drill holes are marked by JMC survey crews prior to drilling and the collars are surveyed after the completion of the drilling.

•                  A Maxibor survey instrument is used to provide control information on the directional deviation (both azimuth and inclination) at 50 m intervals in each hole.

•                  Lithologic logging is done on drill core and geotechnical observations are made by company geologists, depicting all down-hole data including assay values.  All information is digitally recorded using Gemcom Logger software.  This includes recording:

•                  Lithologic contacts

•                  Descriptive geology

•                  Recording of heavy mineral and  sulphide content

•                  Intensity of various alteration types

•                  Structural features, such as fracture and fault zones

•                  Core angles

•                  Core diameter

•                  Down hole inclination

•                  Core recovery record

•                  Rock quality designation (RQD) measurements

Scott Wilson RPA is of the opinion that the logging and recording procedures are comparable to industry standards.  The drill contractor used on the property was Geosol – Geologia e Sondagens Limitada.

Sampling and Analysis

JMC used both SGS (ISO 9001:2000) in Belo Horizonte, Brazil and Acme (ISO 9001:2000) in Goiania, Brazil and Santiago, Chile for sample preparation and assaying of exploration and delineation drill core from Jacobina.  Core samples were delivered to the laboratory in sealed batches by truck to Salvador and then sent by air to Belo Horizonte or Goiania.  Certified standards, blanks, and pulp duplicates were used for quality control purposes.  Core duplicates and coarse reject samples were submitted.  Duplicate check assays on samples originally analysed by SGS have been completed by Acme.

A corporate report on QA/QC for Yamana showed that 31 certified standard samples and 34 blanks were submitted with exploration drill samples from the Jacobina area in October 2008.  A total of 56 core duplicates and 19 coarse crush duplicates were also submitted.  QA/QC samples from the Pindobaçu area totalled 27 certified standards, 42 blanks, and 89 core duplicates.  Between January and the end of October 2008, a total of 330 blanks, 766 coarse duplicates, 331 certified standards and 538 pulp duplicates were submitted.

Scott Wilson RPA is of the opinion that the sample preparation and assay procedures used for the exploration and delineation drill core samples are in keeping with industry standards.

Sample preparation and assays are also carried out at the Jacobina Mine Complex laboratory.  The mine laboratory analyzes samples from channel samples and production drilling.  The laboratory also handles samples for process control in the plant as well as for environmental monitoring.  The laboratory is operated under contract by SGS and employs SGS internal protocols as at the SGS laboratory in Belo Horizonte.

The procedures followed by each laboratory for sample preparation and assaying is detailed in the current technical report.

Jacobina drill samples were submitted to Acme in Goiania, Brazil and Santiago, Chile for sample preparation and assaying respectively.  Assay certificates are electronically transmitted to the mine.  Upon passing QA/QC protocols, the results were downloaded into the Jacobina database.

Based on data review and discussions with Jacobina personnel, Scott Wilson RPA is of the opinion that data entry and verification procedures of exploration data at the Jacobina are in keeping with industry standards.

Security of Samples

Samples are handled only by personnel authorized by JMC.  Samples from the mining operation are delivered directly to the mine laboratory each day upon completion of the underground sampling.  All drill core from surface and underground drill holes is taken directly to a drill logging and sampling area within the secured and guarded mine property by authorized mine or exploration personnel.  The mineralized core intervals are logged and sampled; and the samples are delivered directly to Acme in Goiania.

Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site.  The second half of split core is stored on-site as a control sample, available for review and re-sampling if required.

Based on review and discussions with Jacobina personnel, Scott Wilson RPA is of the opinion that sample security procedures at Jacobina are in keeping with industry standards.

Mineral Resources and Mineral Reserves

See “Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

The methodology of estimating mineral resources by JMC and Yamana staff on recently updated resource estimates includes: (a) statistical analysis and variography of gold values in the assay database; (b) construction of a block model using Vulcan software; and (c) grade interpolation using a kriging method.  A small amount of the resource estimates in the older parts of the mines or in outlying areas have been estimated in the past using a longitudinal section polygonal methodology and have not yet been converted to block model estimates.

Validation of the block models by Yamana included: (a) on screen displays of plans and sections showing composite and block grades; and (b) drift analysis calculated over “slices” along the strike of each zone.  For these analyses, the kriged mean grades were compared with the original sample mean grades.

Scott Wilson RPA understands that the results of the above validation were satisfactory.  Scott Wilson RPA also recommends that future estimates are validated using the total tonnes, grade, and gold content from an alternate interpolation method (Nearest Neighbour) as well as the current validation methodologies.

Mining Operations

Mining Methods and Metallurgical Process

The mining method that is used at the Jacobina Mine (João Belo) is sub-level retreat open stoping method. Pillars are left based on the rock mechanics study done by MLF Geotecnica e Mechanica de Roches Ltda (MLF). Rib pillars will be left along strike where required but optimized in sections of waste or low grade zones within the ore body. Sill pillars and stope access pillars are temporarily left and removed once the mining above has been completed. Mining recovery based on this application was calculated to be approximately 88%, which is consistent with what is currently being achieved and also consistent similar sized ore bodies with excellent ground conditions and using Longhole mining methods.  Generally, the layout provides for two parallel drill drives to be established in both the footwall contact and hanging wall contact at intervals that generally limit Longhole drilling to approximately 30 metres.  The drilling is by electric hydraulic tire-mounted, ITH hammer drill rigs and takes place from the sub-level to the drill drift or undercut drift.

In the past, JMC did not include pillar recovery in the mine plan but will implement pillar recovery in future.  At present, some 600,000 tonnes of Rib pillars grading 2.10 g/t are included in the Mineral Reserves and in the LOM plan.  Scott Wilson RPA would recommend preparation of a detailed mining plan for pillar recovery to ensure this can be carried out in a safe manner.  The use of various materials for backfill should also be evaluated in this planning.  Scott Wilson RPA is of the opinion that problems with pillar recovery could negatively affect the total metal recovered.

An investigation into a new mining method for zones typically below 40º dip is being carried out with the aid of Itasca S.A. and SRK.  This method would use the “Up-hole Retreat” and the stope design is in process.  Stope dimensions need to be developed that will ensure effective drilling, blasting and mucking to optimize the ore recovery, since muck “flow” problems are encountered at these low dip angles.  An analysis of room and pillar stoping for the Canavieiras South was also carried out by SRK.  Scott Wilson RPA supports this initiative to assess new or improved methods to optimize recovery of the ore in the Jacobina Mine Complex.

The metallurgical process at the Jacobina Mine Complex uses a simple and efficient milling process.  The process involves the following activities: grinding of the run of mine material into a pulp, leaching the pulp in a conventional cyanide leaching process and then gold extraction of the enriched solution in a Carbon-In-Pulp (CIP) circuit.  Achieved mill statistics for the operating year 2006 were approximately 1.4 million tonnes processed with mill recovery of approximately 94%.  A brief explanation of the metallurgical process used at the Jacobina Mine is explained below.

The run of mine (ROM) material is hauled by trucks from the mine to the crushing facility adjacent to the processing plant.  The ROM is initially sized by a 50 x 80 cm opening grizzly / rock breaker system located at the top of the primary jaw crusher. The primary jaw crusher, which is fed by an 80 tonne hopper, is 1,200 mm x 900 mm and has a 350 tonne per hour capacity.  The product from the jaw crusher, which is <200 mm, is fed into two silos.  The material is then fed into semi autogenous grinding mills and is ground to a size of 80% passing 200 mesh.  The No.1 Mill has the dimensions of 3,658 mm x 6,706 mm and features a single 1,342 kW motor.  The Mill No.2 is 4,572 mm x 9,144 mm and is equipped with two 1,342 kW motors.

The pulp from the grinding circuit is pumped to the leaching tanks.  The leaching circuit consists of four 9.5 m diametre x 10.25 m high mechanically agitated leach tanks and twelve 212 m3 Pachucas.  The leach residence time is 24 hours.  The pulp is then sent to the CIP circuit. The CIP circuit consists of six 5.6 m diametre x 7.8 m high, 180 m3 capacity mechanically agitated CIP tanks.  The enriched carbon from the CIP circuit is removed and stripped of its gold.  From here, the pregnant solution is circulated through electro winning cells and a doré gold is produced consisting of 96% gold and 3% silver.

The milling process is fully automated using modern Siemens instrumentation and automation technology for better process control. All environmental issues are strictly monitored.  The Mill has “zero discharge” criteria for its effluent into the environment.  All the water used in the milling process is recycled.  Approximately 200 m3/hr of the 450 m3/hr make up water is reclaimed from the tailings pond.  A new tailings pumping system was added to handle the increased throughput.  There is an environmental engineer on staff who continually monitors and evaluates the mill and mines’ performance.

AMEC Americas was commissioned to complete a pre-feasibility study for the proposed plant expansion to 6,500 tonnes per day and 10,000 tonnes per day.  Additional metallurgical testing of the ore is planned to determine how to best optimize the flow circuit in the expansion scenarios.

Production and cost improvements were implemented at the Jacobina gold mine in 2006. The Company recently initiated the following improvements:

•                  A change in mining method to reduce dilution and improve grade.

•                  Improved processes to increase safety and reduce risk of damage to equipment.

•                  Installation of a cone crushing circuit which has increased plant capacity to 5,000 tonnes per day from the original 4,000 - 4,200 tonnes per day and reduced power consumption at the mills.

•                  Began engineering and mine plan to increase production to 6,500 tonnes per day by late 2007.

Grade improvements resulting from the change in mining method and increased production resulting from the added crushing circuit began to take effect in 2006.  Total gold production in 2007 was 54,076 ounces of gold, with 73,241 ounces produced in 2008.

Power consumption to run the mills was also reduced with the added crushing circuit. Estimated reduction in power consumption to run the larger of the two mills is 20 to 25 percent below previous power consumption levels. This should result in a further reduction in cash costs and maintenance costs and there will be less wear on the mill liners.

Markets

The principal commodity at Jacobina is freely traded, at prices that are widely known so that prospects for sale of any production are virtually assured.  Scott Wilson RPA used a LOM weighted average gold price of $725 per ounce for the base case.

Environmental Considerations

The environmental permits for the Jacobina Mine Complex are detailed in the current technical report.  Presently, a major tailings construction project is underway at the site in preparation for future production with a completion date of June, 2009.  The environmental liabilities include rehabilitation of the old João Belo open pit mine, the old stockpile areas and the tailings facility. The mine closure costs are included on an annual basis in the life of mine plan and total $15 million, which includes $9.3 million in the last year of operations. A new closure plan is scheduled to be prepared in June 2009.

At the time of the site visit in December, 2008, there was a major tailings construction project underway at the Jacobina Mine Complex.  The tailings dam lining was being installed and material movement was in process.  The new tailings storage facility, being capable of holding 20 years of tailings, is scheduled to be completed in July 2009 (initially April 2009).  Total costs for the tailings project was estimated at R$22,000,000 or approximately $10 million.

Life of Mine and Capital Payback

Scott Wilson RPA notes that the LOMP presented in the report is based on production tonnes and grade and development requirements, as forecasted by Yamana.  Scott Wilson RPA has adjusted the production quantities to reflect the updated Mineral Reserves, and has included additional allowances for sustaining development.  The current LOMP, which only considers production from mineral reserves, spans a total mine life of approximately 11 years.

Exploration and Development

Expansion at the Jacobina mine commenced in 2008 and development work for the second phase of expansion to increase throughput capacity to 7,500 tonnes per day is underway and will continue in 2009. The Company expects to be mining from 9 to 12 stopes at three mines in 2009 (Joao Belo, Canavieiras and Morro do Vento) with further development work at the fourth mine (Basal) progressing during the year.

Gualcamayo Mine

Property Description and Location

The Gualcamayo property is located in northern San Juan Province, Argentina, approximately 270 kilometres north of the provincial capital of San Juan.  The main Gualcamayo block consists of one Cateo and 57 Minas and covers 7,128 hectares.  A Cateo is an exploration concession which allows the holder the exclusive right to explore the area subject to certain rights of owners of pre-existing mines within the Cateo area.  Once an application for a Cateo is submitted, all rights to any mineral discovery on the Cateo belong to the applicant.   A Mina is a real property interest which allows the holder the right to explore and exploit manifestations of discovery on a permanent basis after completion of an official survey for as long as the right is diligently utilized and property taxes are paid.  Fifty-five (55) of the Minas are contiguous and lie wholly within the Cateo. One Mina (Chani) lies partially outside the Cateo and one Mina (Perico) lies wholly outside the Cateo.  Six (6) contiguous Minas, collectively known as the Virgen de Lourdes Property, in which the Company does not hold an interest and which cover a 50 hectare area, lie within the main Gualcamayo Property block.

The Gualcamayo property includes three known deposits, QDD, Amelia Ines and Magdalena.  The use of the term “AIM” herein refers to the latter two deposits.  The QDD deposit includes the QDD Upper zone which is being developed using open pit mining, and the QDD Lower West zone which was recently approved as feasibility stage.  Other targets on the property are at an early prospective stage of exploration.

Gold mineralization at Gualcamayo was discovered in 1980 by Mincorp Exploration SA (“Mincorp”), a subsidiary of Anglogold South America Ltd. Mincorp carried out an extensive exploration program of the Amelia Inés, Magdalena, and Belgrano zones of the property. Minas Argentinas S.A. (“MASA”), a wholly owned subsidiary of Viceroy Resource Corporation, acquired from Mincorp a 60% interest in the property in 1997, and the remaining interest in 2002. In 2003, Viceroy Exploration Ltd. acquired MASA from its predecessor Viceroy Resource Corporation. Yamana subsequently acquired Viceroy (Viceroy) in early 2007.

The Gualcamayo property is owned 100% by MASA, a wholly-owned subsidiary of Yamana which it acquired through its purchase of Viceroy Exploration Ltd. in October of 2006.  Royalties on the property are as follows: (i) a 1% Net Smelter Return royalty (“NSR”) on production from the Gualcamayo Property is payable on certain concessions to Inversiones Mineras Argentinas Inc. (“IMA”), who assigned their rights and obligations to Golden Arrow Resource Corporation by assignment agreement dated July 4, 2004; (ii) a 1% NSR, capped at $200,000 on production from the Patrimonio, Patrimonio I, Patrimonio III, Patrimonio IV and Leticia mining leases is payable to the Lirio Family; (iii) a 1.5% NSR, capped at $500,000, is payable to the Lirio Family on production from the Rio Piojos Cateo; (iv) a 3% provincial royalty is payable on mine production after deduction of direct mining and associated G&A costs and (v) an export tax of 5% of the value of the doré exported.   An additional 1.5% of contributions to infrastructure fiduciary funds is calculated upon the gross sales and is payable to the San Juan government. This contribution is included in the Minesite overhead line of the cash flow, along with the debit and credit tax (1.2% upon the total transactions in the Argentinean Banking system).

Surface rights in Argentina are not conferred with title to either a mining lease or a claim and must be negotiated with the landowner.  In 2004, MASA purchased the surface rights to a contiguous land package totalling 26,218 hectares, which partially covers the Gualcamayo property and wholly covers access routes to the area of interest from Highway 40, the main access route to the property.

Exploration drilling on the property is subject to the application and acceptance of a water use permit from the Hydrological Department of San Juan, which MASA has received.

At the completion of each phase of exploration, an environmental impact study is required to be submitted to the Environmental Provincial Management Unit (“EPMU”; Unidad de Gestion Ambiental Provincial) of the San Juan Department of Mines.  Two reports, submitted in 2005 and 2006, cover the Gualcamayo property.  An application to develop the project (an environmental assessment) for the production phase was submitted to the San Juan authorities in December 2006. Yamana received formal approval of the application in August of 2007.  The approval of this assessment permitted mining development to proceed, subject to obtaining sectoral permits for specific project facilities. Sectoral permits have now been obtained for most of the QDD project facilities, and continue to progress well. Planning for the sectoral permitting for the leach pad facility was initiated in December 2006, continuing through 2007 and 2008, with key focus on the longer lead permit processes such as the water use concession, and approvals of design and for construction of the leach pad embankments. The active permitting phase is expected to continue throughout 2009 and commercial production is expected mid-year. The 5th Update of the Environmental Assessment Report – Exploration Phase has been submitted and it includes information referring to the future construction of the Access Ramp to the West Zone Lower QDD deposit.

In 2009, the update of the Environmental Assessment Report – Mining Phase must be done and it will include the Environmental Assessment Report – Mining Phase, Lower QDD Access Ramp and the mining Project of the underground deposit.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project area is easily accessible from the city of San Juan by driving three hours north on paved Highway 40 and then via a 20 kilometre gravel road to the main camp. The site is accessible by driving from the nearby towns of Guandacol, Huaco and Jachal within 40 minutes to 90 minutes.

The general services and infrastructure for the area are good.  main camp has capacity for approximately 400 persons, and includes a offices, kitchen, sleeping quarters, washrooms, storage facilities, waste handling and recycling facility, sewage treatment system, fuel storage, and laydown areas.  Electrical power is supplied to the camps by diesel driven generators.  The second camp was constructed during the 1980s and is located 0.5 kilometres north of the QDD resource. The camp includes accommodations housing 45 persons, and includes offices, washrooms and a kitchen/dining room building.  This camp will remain operable during construction and early operations, but will eventually need to be decommissioned as it lies within the ultimate waste dump footprint.

The climate is semi-arid with average annual precipitation of 190 mm. The rainy season commences in December and ends in late March.  The temperature at the site averages 15°C over the year. Extreme temperatures range from -9°C in the winter to 40°C in the summer. Winter daytime temperatures average 15°C with sub-zero temperatures occasionally reached, especially at night. July and August can experience snow accumulations to 15 cm above 2000 m, which usually melts within one to two days.  The Gualcamayo river valley intersects the project site to the east of the mining area.  The river has a trickle flow during most of the year and is easily passable by light vehicles.  During the rainy season, flash floods occasionally occur that can make the river impassable, generally for less than six hours and in extreme cases for up to 12 hours.

The general services and infrastructure for the area are good. The National electric power system is located approximately 129 kilometres from the project site.  Drilling contractors, heavy machinery dealerships, repair services and parts are available at both San Juan and Mendoza. Local labour is readily available and staff engineers and geologists are available through the University of San Juan, as well as from consulting firms based in the region.  Fuel storage deposits are located in the Campamento Gualcamayo area and fresh water is supplied from a well located approximately 2.5 kilometres south-east of Campamento Gualcamayo and there is more than sufficient water to meet future operations requirements.  There is sufficient space for waste rock storage/dumping and leach pad areas.

History

The general area of the Gualcamayo gold project has been sporadically prospected by local miners for at least the last 60 years. These exploration activities were directed towards surface occurrences of skarn hosted lead, zinc, copper, gold and silver mineralization. There is also evidence of minor magnetite production from the skarns.

Mincorp explored the skarn/intrusive related gold mineralization at Amelia Ines, Magdalena and Belgrano between 1983 and 1988.  At the Amelia Inés deposit, Mincorp carried out 3,414 metres of surface diamond drilling, 1,405 metres of underground development on three levels, and 4,047 metres of underground drilling from 79 holes. They also conducted an Induced Polarization (“I.P.”) survey and 750 metres of surface trenching, sampling and mapping. Based on this work, Mincorp identified three zones of gold mineralization referred to as Betsy, Ana and Diana.

A 92 metre tunnel referred to as “tunnel D” was also developed southeast of Amelia Inés. Although this was designed to provide underground drill stations to explore the Amelia Inés deposit it was never utilized.

At the Magdalena prospect, Mincorp carried out an I.P. survey, 980 metres of surface diamond drilling, 335 metres of underground development on two levels (4 adits), and 795 metres of underground drilling. Mincorp concluded from their exploration program that the mineralized zones were small and irregular. However, later interpretation suggests that the adits and drillholes may have been oriented parallel to the strike of the mineralization, providing little useful information about the size or grade of the zone.

At the General Belgrano prospect, a 350 metre crosscut was driven at the 1850 level (1965m elev.) and cut five veins. An additional 195 metres of drifting was performed along these veins. One was a subconcordant structure containing pyrite, chalcophyrite, tetrahedrite and sphalerite. Grades reportedly averaged 10.8 g/t Au and 1,002 g/t Ag over a thickness of 0.3 metres for a length of 55.6 metres. Mincorp concluded that the Belgrano veins are generally narrow and dislocated by faulting which made exploration difficult and work was suspended.

MASA formed a joint venture in 1997 with Mincorp to earn a 60% in the Gualcamayo gold project. The objective of the exploration program initiated by MASA was to explore and evaluate the potential for epithermal sediment hosted gold mineralization peripheral to the skarn hosted mineralization explored by Mincorp.

In late 1997 and 1998, regional prospecting and rock geochemical sampling by Bill Rowell revealed the presence of gold bearing carbonate breccias in Quebrada del Diablo, approximately 1.2 km southeast of Amelia Inés. The mineralized zone as defined by surface sampling extended 400 metres along the quebrada and up to 800 metres to the east along steep cliff exposures. The original discovery was confirmed by a saw-cut channel sampling and a follow-up program of continuous rock chip sampling along a newly constructed road into the Quebrada.

Between December 1997 and December 2000, MASA completed four drill programs for a total of 11,230 metres in 58 drill holes. The drilling included 6,043 metres of diamond drilling and 5,187 metres of reverse circulation drilling that focused primarily on the QDD area.

Geological mapping and surface sampling during 1999 and 2000 helped in further defining the trend of gold mineralization which currently extends for more than 2.5 km from QDD through the Amelia Inés and Magdalena areas.

In 2004 MASA completed further definition and fill-in drilling at QDD totaling 7,167.5 metres in 26 reverse circulation holes. RC Drilling was also conducted at Amelia Inés (947 metres in 5 holes), Magdalena (1,844 metres in 8 holes) and three other peripheral target areas (1,964 metres in 8 holes).

GeoSim Services Inc. (Simpson, 2004) completed an updated mineral resource estimate on the QDD and AIM deposits in December 2004.

In late 2004, Major Drilling brought in a skid-mounted UG JKS Boyles B20 core rig capable of drilling angle holes from -90° to +45° in order to test previously inaccessible portions of the QDD and AIM deposits as well as other exploration targets. Four core holes were completed before the end of 2004 amounting to 712 m.

In January 2005, AMEC Americas Limited (“AMEC”) completed a Preliminary Economic Assessment (“PEA”) of the QDD deposit in accordance with NI 43-101. The study used a gold price of US$400 per ounce and concluded that the QDD project had the potential to be economically viable and should proceed to the next phases of feasibility study.  Core and RC drilling was continued throughout 2005 and 2006 on both QDD and surrounding targets.  Between January and August 2006, results were received from 114 core holds and 69 RC holes representing an additional 38, 452 metres.

GeoSim Services Inc. (“GeoSim”) completed an updated mineral resource estimate in September 2006.

Exploration drilling continued through the remainder of 2006 and during 2007 concentrating mainly on the outlying satellite deposits, Amelia Ines and Magdalena (collectively referred to as AIM). However, exploration continued to explore the deep western extension of the QDD deposit, and in mid 2007, an exploration decline was started to provide better access.

In August, 2007 Wardrop Engineering completed a feasibility study on the QDD deposit (Wardrop, 2007). The study involved developing feasibility level design of all aspects of the project, including mine design, mineral processing, heap leach facilities, gold recovery, and economic evaluation.  The financial evaluation concluded that the Gualcamayo Property is a positive project at current gold prices and with the current NI 43-101 resource.

In the same report, an updated resource estimate was reported for the AIM deposits and used as the basis for a separate scoping study.  The scoping study on the AIM deposits was completed to a ±30% level of accuracy and concluded that the addition of the AIM deposits to the QDD deposit would significantly improve the overall project economics.

In September, 2007 and interim resource update for the AIM deposits was carried out using assay data received as of July 12, 2007. This included an additional 25 core and 6 RC drill holes.

A positive construction decision for the QDD deposit was announced by Yamana in August 2007 following the results of a positive feasibility study and the formal approval for its Gualcamayo Environmental Assessment report.  Mining is ongoing at the QDD deposit with commercial production expected by mid-2009.

Total drilling on the QDD Upper and Lower deposits to the end of 2007 included 190 core holes and 134 RC holes totalling 79,784 m.

In March 2008, GeoSim completed a new database update with three deposits QDD Upper, AIM and underground deposit QDD Lower West.

In January 2009, Yamana announced the results of an updated pre-feasibility study relating to the QDD Lower West deposit in which two alternative approaches to mining were considered.  See “Mining Operations - QDD Lower West (QDDLW)”.

Geological Setting

In terms of regional geology, the Gualcamayo gold project is located along the eastern margin of the Precordillera of west central Argentina. The Precordillera is a narrow N-S trending belt of tectonically deformed clastic and carbonate rocks of lower to mid Paleozoic age, overlain by Carboniferous and Permian marine and continental sediments, Triassic volcanics and continental redbeds and Tertiary continental redbeds.

In terms of local and property geology, the Gualcamayo project is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian Los Sapitos and Ordovician San Juan Formations, which are overlain by marine clastics of Upper Ordovician Trapiche Formation. The entire stratigraphic section exceeds 1,000 m in thickness. The immediate project area is intruded by a quartz diorite stock, dated at 16-5.6 MA that produced relatively thin skarn halos and a metasomatic areole that extends 100’s of metres outboard into the surrounding carbonates.

In terms of local geology at QDDLW, from the modelling of the geological contracts, it is possible to clearly depict the structural and lithological factors controlling the emplacement of the QDDLW resource.  These confirm the initial assumption of the role played by the tension gash geometrics observed both in plan and cross section and evidenced by the geological mapping and structural interpretation.

Exploration

Since 1983, the Gualcamayo property has had significant exploration programs conducted by Mincorp and MASA.  The stage of exploration has advanced through several drill programs sufficient to complete a resource estimate.  Past exploration programs have been assessed in previous technical reports in 2003, 2004 and 2008.

Since the acquisition of the Gualcamayo property by Yamana in 2006, MASA has done exploration work that has included core drilling; reverse circulation drilling; rock geochem sampling; geologic mapping; airborne geophysics; petrographic study; and electron microprobe study through 2008.

An aggressive regional exploration program is also underway assessing the numerous gold anomalies that extend a further 12 km west and 8 km north of Gualcamayo. Anomalies are associated with similar trans-tensional wrench structures, Tertiary age intrusives and Lower Paleozoic carbonates recognized at Gualcamayo.

Total drilling completed in October 2008 was of 6,157 m, including 2,956 m of core holes and 3,201 m of RC holes. A total of 2,708 m of RC drilling were drilled at the Las Vacas Project, and 493 m in Cerro Diablo. The diamond drilling includes 816 m drilled in the Quebrada Perdida regional project, and 2,140 m of near mine exploration drilling at Gualcamayo (1,608 m of underground holes and 532 of surface drilling).

A new resource update of the QDD Lower West resource was performed during October 2008. The final report was presented early November (Simpson, November 2008). It considered data from the recently finished infill drilling aimed to carry about 240 K of inferred resources to the measured and indicated categories.

Preliminary results from this new resource update show a global ounces increase amount of 294 K oz over a total of 905 K oz at 2.86 gpt Au. The added measured and indicated resources were 392 K oz, over a total of 769 K oz at 2.9 gpt Au.

The infill drilling confirmed and expanded the initial resource estimation (Jan ‘08) by introducing higher grade and volume data from QDDLW. At the same time, partial exploration data allowed to confirm the westward expansion of the resource.

Mineralization

Four distinct mineralization types occur at the Gualcamayo property and three of these are of present economic interest.  They are: (1)  sediment-hosted distal-disseminated gold (ODD); (2)  sulphide-bearing Akarn deposits containing copper, zinc and molybdenum with late stage gold-arsenic mineralization (AIM); and (3)  porphyry style molybdenum mineralization.

QDD

Gold mineralization at QDD occurs in carbonate sediments within conformable and discordant carbonate breccias and fractured limestone. The gold mineralization is related to a hydrothermal event overprinting the proximal skarns and extending into the surrounding marbles and limestones. The QDD canyon itself lies along a fault/dyke system, which is believed to be a reactivated, Ordovician rift structure that acted as the primary conduit for hydrothermal fluids migrating away from the intrusive contacts.

The mineralizing fluids were dispersed into a semi conformable, receptive limestone aquifers travelling up dip following the hydraulic gradient, more than 600 m away from the QDD feeder structure. The permeability was provided by several deformation and alteration factors forming large conformable collapse breccias and includes: (a) early meteoric karsting of the Upper San Juan Formation and in particular the cliffy, bioturbated limestone member; (b) hydrothermal dolomitization of the pre-existing diagenetic dolomite member of the upper San Juan Formation that initiated collapse and breccia development of the over lying karsted limestone; and (c) E-W faulting, tectonic brecciation along fold hinges, stylolite formation during the ongoing contractional, and transpressive deformation during the Andean orogeny.  These three factors produced a very permeable stratigraphic window (conformable breccia) within the Upper San Juan Formation that later focused mineralizing sulphurous fluids through the earlier hydrothermal collapse breccias.

During gold deposition, hydrothermal karsting and breccia development was also superimposed on the earlier collapse breccias dissolving carbonate and flushing it up gradient where it was deposited as network of calcite stock work veins, lining fractures and voids, overlying the collapse breccias. Descending, supergene fluids were also focused along the developing hydrothermal karst system forming karst sediment supported breccias and graded karst sediment up to a metre thick along the bottom of caverns. Alteration of the host rocks is minimal and sulphide content is low. Gold, sulphides (arsenopyrite), realgar, orpiment, pyrite, and calcite are deposited along fractures and as matrix fillings. Higher gold values are spatially related to the intrusive breccia (Bx4). The mineralized structures are strongly oxidized throughout the depth of drilling, except for minor unoxidized intervals in which the primary mineralization is preserved.

AIM

At Amelia Inés and Magdalena, late stage gold-arsenic mineralization overprints skarn zones and extends into the surrounding marbles of the San Juan Formation. Skarn hosted mineralization comprised of chalcopyrite, sphalerite, galena, pyrrhotite and pyrite was deposited as a retrograde event preceding the introduction of the gold-arsenic mineralization.  Gold mineralization is intimately associated with fine grained marcasite that lines late fractures and forms the chief component to marble and skarn breccias matrices Brecciation and higher grade gold mineralization are localized along the W to NW trending marble—skarn contact and cross cutting E-W tensional structures. The rheological contrast between the brittle skarn and ductile marble is believed to have accommodated much of the movement during later wrench fault tectonics, forming localized E-W trending, tensional zones (i.e breccia zones) that extend 10’s of metres outboard into the marble and skarn from the contact.

QDDLW

At QDDLW, the predominant mineral in the gangue is calcite, followed by quartz, pyrite, iron oxides, feldspars and a small amount of realgar.  The gold mineralization at the QDDLW area tends to transitionally occur and be contained in west to north west territory subhorizontal tension gashes roughly located along the coarbonate/instrusive transition.

Drilling

Mincorp carried out core drilling at the AIM deposits between 1983 and 1988. They drilled a total of 127 holes totalling 1,475 metres from surface and underground workings. All subsequent drilling on the deposits has been carried out by MASA between 2000 and 2007. This included both core and reverse circulation drilling.  Since November, 2004, Major Perforaciones S.A. has been contracted to carry out exploration diamond drilling utilizing a skid-mounted UG JKS Boyles B-20 core rig capable of drilling angle holes —90° to +45°.

From 2006 through 2007, EcoMinera Drilling of San Juan was used as the principal reverse circulation drill contractor, using a truck mounted Schramm drill rig. Down hole equipment consisted of a center sampling hammer, with a nominal 5 ¼ inch bit diameter and nominal 4 ½ inch drill rods.  Seventeen RC holes (7,397 m) were completed on the QDD deposit during this period.  An additional 24 RC holes (2,760 m) were drilled at AIM. Thirteen RC holes (5,450 m) were completed on other targets.

Prior to May 2007, the exploration drilling programs were conducted under the direct supervision of Consulting Senior Geologists, Rick Diment of Whitehorse, Yukon and Consulting Geologist Jeff Dean of Reno, Nevada. On May 1, 2007, Walter Soechting was appointed MASA Exploration Manager and took over supervision of the ongoing programs. During the RC drilling a MASA rig geologist was on-site at all times while the drill was operating. The rig geologist was responsible for contractor supervision and hole logging.  Both geological and geotechnical drill logs were completed for each hole. The geotechnical logs included drilling performance, drilling and sampling problems and rod changes that may affect sample quality. Changes in sample return rate, rate of depth penetration, loss of air pressure, etc. were also recorded to assist in defining major structures, voids, etc. The geologic logs followed standard MASA procedures established in earlier programs and included complete descriptions of geology, lithology, alteration and mineralization. This information was recorded in digital format and was incorporated into the digital drill database.

The drilling programs at QDD were successful in further delineating the extent and grade of gold mineralization in the QDDLW Zone. The mineralized widths reflected in the technical report are not true thicknesses but simply the length of the interval. The mineralized zones are highly irregular in shape and true thickness was not used as a factor in resource estimation.

In terms of core drilling, between September 2006 and the end of 2007, a total of 42 core holes (15,190 m) were completed at QDD while 67 (10,468.9 m) were drilled at AIM. Eleven core holes (1,661 m) were completed on other targets.  Since the initial discovery of the QDDLW Zone in June of 2006 and the end of 2008, MASA completed a total of 79 core holes totalling 26,881 metres.

Total drilling completed in October 2008 was of 6,157 m, including 2,956 m of core holes and 3,201 m of RC holes. A total of 2,708 m of RC drilling were drilled at the Las Vacas Project, and 493 m in Cerro Diablo. The diamond drilling includes 816 m drilled in the Quebrada Perdida regional project, and 2,140 m of near mine exploration drilling at Gualcamayo (1,608 m of underground holes and 532 of surface drilling).

Preliminary results from a new resource update performed on new infill data from QDDLW resource is summarized below.

Outstanding drill exploration and drill intercepts from October 2008 relate to drill holes 08QD-560 (exploration hole aiming to the westward expansion of the QDDLW zone; 156.8 m @ 2.74 g/t Au) drilled from UG2; 08QD-561 (7,7 m @ 1.2 g/t, 5.6 m @ 1.4g/t and 11.1 @ 1.5 g/t au) and 08QD-563 (27.9 @ 0.9 g/t au) drilled from UG1; as well as RC hole 08QDR-564 (16 m @ 4.3 g/t, 18 m @ 1.6, and  14 m @ 1 g/t Au) drilled at Cerro Diablo. Two RC holes were drilled in this area (results still pending from one hole) in order to test the continuity of a deep seated, out of resource intercept (hole 06QD-377, 80 m @ 2 g/t Au).

Sampling and Analysis

Reverse Circulation Drilling

The RC holes were drilled with a 5 ¼ bit and the drill material was collected on 2 metre intervals using a dry cyclone system; 100% of the sample from the cyclone was collected using pre-labeled plastic bags. The total sample was weighed, and then two 50% splits were collected using a Gilson splitter with a large hopper to allow the total sample to be split at the same time. One of the two 50% splits was split in half again to produce two 25% splits (12-15 kg). The two 25% split samples were bagged in heavy-duty plastic bags with one split labeled by hole number and interval and the other labeled the same but with the addition of an “R” following the sample number. The “Original” split was sent to the primary lab and the other “Reject” split was stored on site. All samples were sealed with tamper-resistant plastic ties. Small (washed and unwashed) representative samples were taken from the 50% duplicate split samples and placed in plastic chip trays for detailed logging purposes.

In 2007, the 25% split was split in half again to obtain two, 12.5% splits (7-10 kg).  One split was delivered to the lab and the other labeled with an “R” was stored at site.

Sample recoveries were calculated by weighing the cuttings from the entire sampled interval. The recoveries for the 2 metre intervals averaged 63 kg with an interquartile range from 58 to 70 kilograms. Chip trays were filled at the drill site and preserved for logging using the same protocol as previous drill programs.

Two rig duplicates were prepared for every 20th sample.  One was submitted blind to the primary lab and the second to the check lab.  A duplicate course lab reject was also prepared for every 20th sample and sent to the check lab.  In addition, one blank was submitted per hole after a suspected mineralized interval.

Blind standards were introduced in 2005.  The standards were derived from reverse circulation rig duplicate material from previously drilled holes at Gualcamayo which were prepared by Alex Stewart (Assayers) Argentina S.A. (“Alex Stewart”) in Mendoza and subjected to a “round robin” analysis by several labs to derive the statistics.  The primary lab used was Alex Stewart and the check lab was ALS-Chemex in La Serena, Chile. In 2008 a set of 5 standards was purchased from Rocklabs Ltd. Standards are routinely submitted as blind pulps in the sample stream to the primary lab every 20th sample.

Since 2005, down hole surveys have been taken periodically using a single-shot instrument at approximately 50 metre intervals.

Core Drilling

Between January and September 2008, 49 diamond drill holes were completed on the QDD Lower West Zone totalling 14,768 metres. HQ core size was used in order to achieve the best recovery and sample size. Some holes were reduced to NQ to achieve target depths. Core recovery was generally good averaging over 84% (median = 88%).  The core was placed in standard wooden core boxes and transported to camp for logging and sampling.  Most core holes were sampled at two metre intervals or at a change in geology.  All core was photographed prior to logging and sampling.  Geological and geotechnical logs were prepared for all holes.  Upon completion of logging, the sample intervals were split on site with a conventional hydraulic splitter.  Samples for assay were enclosed in plastic sample bags with a tamper-resistant seal.

In December 2004 the introduction of blind standards was started. The first set of site standards were derived from RC rig duplicate material from previously drilled holes at Gualcamayo which were prepared by Alex Stewart (Assayers) Argentina S.A. in Mendoza and subjected to a “round robin” analysis by several labs to derive the statistics. The standards were submitted as blind pulps in the sample stream to the primary lab every 20th sample. Three standard values were used: low (620 & 500 ppb Au), medium (1280 & 1110 ppb Au), & high (2260 & 2760 ppb Au). A second batch of standards was developed in 2006 when all of the first set had been consumed. In 2008 a set of 5 standards was purchased from Rocklabs Ltd.

The primary lab used up to January 2008 was Alex Stewart (Assayers), Argentina S.A. and the check lab, ALS-Chemex in La Serena, Chile. In January 2008 the primary lab was changed to ACME Analytical Laboratories in Santiago, Chile. The check lab was changed to ALS Chemex (Santiago).

Down hole surveys were taken using a single-shot instrument at 10m below surface and at approximately 50 metre thereafter. Changes in azimuth and inclination were less than 5 degrees per 100 metres. Inclinations showed a marked tendency to steepen, particularly those drilled at flat or positive angles. The average rate was around 1° per 100 metres.  Azimuths showed no particular bias to the right or left.

Continuous saw-cut channel samples were collected along the underground exploration decline and crosscut in late 2007 and early 2008. Sample widths ranged from 1.1 to 3.1 metres and averaged just under 2 metres. Tarps were laid out along the channel line to ensure all material, including fines, were collected. All samples were bagged and sealed with tamper-resistant seals for shipping.  Channel samples were collected into the exploration tunnel, which is implaced into the mineralized zone, so there are not any factors that could materially impact the accuracy and reliability of the results, or sample quality.

Security of Samples

All drill samples are transported from the drill sites to camp via truck and are stored at the camp site in an enclosed, secure warehouse. These tasks were performed and controlled by Yamana employees. They are then either shipped directly to the ALS-Chemex or Alex Stewart preparation facility in Mendoza via a commercial truck arranged through the lab.  Samples are packaged in large, durable woven plastic sacks with tamper-resistant plastic ties.  A list of samples and sacks were prepared for each shipment and verified at the laboratory as part of the chain of custody.  Both labs are certified by the ISO 9001.

All samples are prepared and analyzed for gold and 39 element ICP suite using standard fire assay/AA finish sample prep and assay procedures.  Lab sample preparation procedures include: dry samples; coarse crush (70% passing 2 mm); split 250 gm for pulp; and fine pulverize split to 85% passing 75 microns.

All preliminary analytical data is e-mailed from the laboratory to the MASA San Juan office. Final assays certificates are e-mailed in PDF format.

Following database compilation of the drill results, an assay report of all Y2006-2008 holes was manually checked against the original hard copy assay certificate by MASA personnel in the San Juan office. Comparison of check assays against originals and blank monitoring occurs immediately after assays are received from the commercial labs. Industry standard confidence levels for check vs. original and blank assay variability are secured before resource/reserve estimates or news releases containing drill hole assay data are released to the public.

Additional validation checks were performed when the data was imported to Surpac software for modeling. This included detection of overlapping intervals and any inconsistencies between survey and sample depths. Visual checks were also used to check for errors in downhole surveys.

Mineral Reserves and Mineral Resources

See “Mineral Projects — Summary of Mineral Reserve and Mineral Resource Estimates”.

The resources are influenced by the various factors including metallurgy recoveries, the mining methods (selectivity, recovery and dilution) and the infrastructure. The challenge of mining is to optimize these factors.  Yamana has achieved high standard of metallurgy recoveries, maintaining ranges over 80%, and continues doing metallurgical tests to raise these values, especially in the minerals from the AIM deposit.  All resource models have been obtained from Ron Simpson of Geosim, an external consultant to the Company.  For the optimization of reserves the software Whittle was used and later the pits were designed in MineSight software. For the planning, dynamic spreadsheets were used. In regards to the selectivity of the mining methods, two alternative approaches to mining the deposit were considered, while both mining methods are feasible to be applied at QDDLW deposit, the Company has elected to proceed with the front caving mining alternative as it is expected to provide significantly improved returns, allow for the expansion of resources and better address geotechnical constraints.  The infrastructure that Gualcamayo currently has is over the standard and has been design with very high safety factors. The negative impact that these factors will have on the current resources in Gualcamayo is very low.

Mining Operations

Mining Method and Metallurgical Process

A number of important testwork programs have been developed to determine the metallurgical response to the QDD, AIM and QDD Lower West deposits and to optimize the process flowsheets for each.

The QDD open pit and plant flowsheet designs are based on the results of comprehensive crushing and metallurgical testwork performed by Research Development Inc. (“Rdi”), University of San Juan, and other laboratories.

The crushing circuit designed during the detailed engineering phase for the Gualcamayo Project includes primary, secondary and tertiary crushing. The tonnage and feed grades used were from the updated mining model based on 2006 geological exploration data. The recovery rate of 80% is based on the RDi testwork/UNSJ.

The process plant for Gualcamayo will typically operate at a throughput of approximately 1,100 tonnes per hour (7,600,000 tonnes per year based on 80% availability) however the equipment in the circuit has been designed for a maximum throughput of 1,250 tonnes per hour to allow for campaigning of AIM and QDD Lower West ore through the process plant during the mine life.

QDD Upper:

The QDD deposit is located in an area of rugged topography. Natural slopes in most of the mining areas are greater than 40°, and in some areas exceed 80°. The highest elevation of the mine is 2,670 m and the lowest elevation 1,940 m.

The milling cutoff grade of 0.18 g/t Au was calculated using a gold price of $480/oz, 80% recovery, and a processing cost of $2.19/t. The process operating cost includes general and administration, power and environmental costs. This grade was used for pit reserve calculations. All blocks with grade less than 0.18 g/t were considered as waste rock.  The mine size is most sensitive to gold price.  The pit size and shape significantly increases at gold prices of $220/oz and $480/oz. At $220/oz a total of 0.925 Moz of gold can be mined economically. At $480/oz a total of 1.79 Moz can be mined economically. These large increases are attributed to topography, the shape of the orebody, and the grade distribution.

The blocks in the block model are 10 m high x 10 m wide x 10 m long. At bench scale, the shape and form of mineralization is unknown. Each block is modelled as either ore or waste. The block size matches the bench height of 10 m. Internal dilution is included in the block model. External dilution occurring due to geometrical and interburden factors was calculated.

The production schedule was developed based on the final pit design. To maximize the net present value of the project, mining of high-grade ore and deferral of waste is scheduled in the first years of operation. The production schedule is based on a production rate of 7.6 million tonnes per year for the QDD open pit and is based on the mine plan developed for the feasibility report. This indicates a reserve of approximately 1.4 million ounces of recoverable gold over a 10-year mine life.

Ptz. Blanco, in the far eastern area of the pit, will be the first area to be mined. Ptz. Blanco is at a lower level than the main orebody, a short, interim haul road will be built so that ore from Ptz. Blanco can be hauled by truck to the ore pass. The average distance to the ore pass for Year 1 is 300 metres. In this period, 30 million tonnes of waste and 3.26 million tonnes of ore at 1.23 g/t Au will be mined.

Year 2 is the first full year of production, when 7.6 million tonnes of ore with an average grade of 0.97 g/t Au will be mined. An average of 7.6 million tonnes of ore will be mined each year until the end of mine life. The life of mine QDD open pit will produce 66.8 million tonnes of ore at 0.824 g/t Au. The average stripping ratio will be 3.42:1 Waste:Ore.

There are about 0.7 million tonnes of ore at 1.1 g/t Au available with zero to a very small amount of pre stripping. This amount of ore can be mined and stockpiled in the early months of operation. However, to reach the full production rate (24,000 tonnes per day) a minimum of 25 million tonnes of pre-stripping in the east is required.

QDD Lower West (QDDLW):

A Feasibility Study was developed by Yamana on QDDLW deposit and two alternative approaches to mining the deposit were considered. Under the first approach, mining is by shrinkage and the second approach, a front caving with pillar recovery method.  The main objective was to conduct the analysis and selection of the method of operation applicable to the future underground mine project, QDD Lower West, at the Gualcamayo project.

Under the first approach, the selected method for the QDDLW deposit is Shrinkage Long Hole Stopping with Rock Backfill. The mine design proposes 19 mineable stopes, the dimensions of the stopes are around 25 m in width, with a height varying from 82 to 88 m approximately and a length ranging from 25 m to 112 m. The pillars are 15 m wide and their height corresponds to the stope they support. Dilution is a critical factor of the selected mining method since it directly affects the quality of the production in relation to the contact waste-ore within the stopes. An approximate 10% dilution has been estimated and in order to control it, the following factors have been considered: (a) the speed of the ore extraction and backfilling; (b) the granulometry of waste; and (c) the behaviour of the rock mass in movement.

Under the second approach, namely front caving with pillar recovery method, the collapse by sublevels (sublevel stopping) method is suitable for highly dip mineralized bodies (usually veins). The gallery width may or may not coincide with the mineralized body. Firing (pega) is prepared by netted vertical drilling.  The method consists of starting from mineral sublevels, by firing fan shots. The removed material is pulled away from the stope base by a collector ditch built all over it.  The preparation consists primarily of drilling galleries (two levels of drilling will be provided, comprising 50 m Stopes), base galleries, galleries of transportation (two under each Stope), raise loading and of a SLOT or open side of the starting.  LHD reach the point of extraction from the pit by raise loading, the material is loaded, transported and emptied into transfer mining pits. The angle between the transport galleries and raises is a function of the radius of curvature of the blade, usually around the 60° to LHD about 10 meters long. This method is applied in narrow veins as solid bodies and in rocks with good geomechanical properties and competent to ensure roof and boxes stability of the Stope during the operation, and once abandoned. It applies to deposits vertical deposits over 60° dip, with regular shapes and sizes.  This method is considered among the most economic in underground mining because it offers various ways of handling materials, which combine LHD-Belts, LHD-Trucks, LHD-FFCC, etc.

The front caving method was used when considering resource to reserve conversion and inclusion of the resulting numbers in the 2008 Reserve and Resource Statement.

Stopes height creates opposite interests, high stopes involves low costs of development, but in turn makes them more unstable and vulnerable to dilution of the boxes. The width should cover the whole vein when this is strong or the entire mantle when it has a strong dip; in the case of massive bodies, multiple stopes can be created separated by sterile areas or pillars to be recovered at the end of the operation.  The construction of the collector ditch progresses in the same direction and at the same rate of exploitation.  Its application in this case of QDDLW Project does not alter the typical characteristics of the method, especially at the 1800 level; in the case of the higher level, point of extraction is restricted only to the base galleries.  It was considered exploiting the Stopes system by Sublevel Stopping and by Front Caving, the Pillars. Considering the above, each of the Stopes and columns to extract was analyzed, to define their economic activity, with the objective of maximizing the extractable reserves.

Metallurgical testwork of the QDD Lower West deposit is currently limited to bottle roll testing. However the mineratlization is believed to be similar to the QDD Upper zone.

Amelia Ines and Magdalena:

A scoping level mine plan has been developed by the technical services group of Yamana Desenvolvimiento Mineral S.A. for the Amelia Inés and Magdalena mineral deposits based on the measured and indicated resource. These deposits are two separate gold resources located in the Gualcamayo Gold project area, approximately 700 m from the edge of the QDD deposit. Metallurgical Recovery is related to the percentage of oxidation measured on the gold with gold extraction as follows:  0-40% oxidation = 45% field recovery; 41-70% oxidation = 65% field recover and 71-100 oxidation = 80% field recovery.

The final pit, designed and optimized with the software Whittle (optimization) and MineSight (design), for the Amelia-Inés y Magdalena mines gave the following general results, as shown in the following design parameters table.

Bench height	10	m
Pre-splitting	20	m
Mined	10	m
Dilution	7%
Ramp gradient	15%
Ramp width	12	m
Ramp long	70	m
Berm width	12	m
Slope angle	43-49%
Bench face angle	75%

Using the Whittle program, the Lerchs—Grossman algorithm has been applied to find the optimum economic pit shell for the Amelia Inés and Magdalena mineral deposits.

Markets

The final product of the Gualcamayo Mine is gold dore in form of bullion, suitable for direct melting and sampling. Gualcamayo’s bullion will contain approximately 80-90% of gold, the balance being base metals. 100% of the bullion production will be exported from Argentina, shipped by ground transportation and air freight for final refining overseas. The dore will be shipped in the form of bars weighing 15-30 kilograms from San Juan, thru airfreight departing from Mendoza International Airport.

Sales Contracts

The exportation of the material from QDD upper will commence in the second quarter 2009, and Yamana is studying the settlement options to see convenience of selling the material to the refiner or crediting the outcome of the refining process to a metal account for selling it to third parties (bullion dealers).

Environmental Considerations

A conceptual closure plan was developed for the Gualcamayo project, and was submitted as part of the Environmental Impact Assessment document. This plan considers both temporary (for example, in the case of depressed gold prices), and definitive closure scenarios.

Once operations cease, closure activities, including demolition and dismantling, remediation, and leach pad chemical and physical stabilization are expected to be completed within two years. Environmental and geotechnical monitoring would continue on a reduced schedule for an additional four years until final closure.

In the Environmental Impact Assessment, the company has committed to refining and updating the closure plan throughout the project life, and to submitting a final closure plan to the mining authority two years prior to the anticipated definitive closure date.

Taxes

There is an export retention tax of 5% payable on the value of dore exported.  In addition, an income tax rate of 35% is applicable in the case of companies residing in the country, upon their net taxable income. Net taxable income is calculated based on the net accounting profit, less tax special deductions, such as additional deduction of exploration and development expenses and accelerated depreciation of infrastructure in the first three year. Due to this special deductions, conservatively Minas Argentinas S.A. estimates that there is no tax payable in the first three years of operation.

As per San Juan tax code (2008), the existing tax exemption for mining construction contracts was discontinued. Hence a potential increase of 1% over the total construction costs potentially might be considered. The mine model only considers the accrued stamp tax generated in the QDD project finance. The contribution established of 4% with the current scope of the regulation taxes the importation on goods and services and potentially might have an effect on the project operating and capital expenditures starting in 2009. Again it was not modelled with the capital costs, as it was not considered in the original project either.  Personal asset tax, (equity tax) was considered upon the net assets of the company, and is calculated to be 0.5% of the net accounting equity.  Value added tax (generally a 21% upon the net price of goods and services purchased), is payable at the moment of the purchase or importation, generating a tax credit that can be recovered when the exportation commences. The VAT was not modelled but the potential effect needs to be considered as there might be a negative impact (due to immobilization finance costs during construction phase) in the internal rate of return calculation.

Mine Life

The estimated mine life for all mines combined is 9 years.  Payback for the combined QDD, QDDLower West and AIM resource base case scoping level study is 4.9 years, based on an initial capital cost of $265 million.

Current Exploration and Development

While both alternative methods of mining considered for the Gualcamayo project in the recent Feasibility Study on the QDD Lower West zone, being mining by shrinkage or a front caving with pillar recovery method, were determined to be feasible, Amelia Inés and Magdalena open pit is starting its pre-stripping and QDD is in full production. The underground method elected to proceed was the front caving mining alternative as it is expected to provide significantly improved returns, allow for the expansion of resources and better address geotechnical constraints. The shrinkage fill method would accelerate production from QDD Lower West however the front caving alternative would provide for a longer mine life and a higher return and value. The Company will continue to advance drilling with the goal of proving up the QDD Lower West western extension which has the potential to significantly expand reserves. With additional drilling and an extension of QDD Lower West, the Company believes that it may advance the schedule under the front caving alternative by beginning mining in the western extremity, thereby advancing production, further increasing the value of QDD Lower West and the return.

Yamana’s 2009 exploration focus at Gualcamayo is to expand and define the QDD Lower West deposit. The QDD Lower West resource announced in March 2009 is based on limited drilling and remains open-ended. The QDD Lower West mineral resource estimate is based on a cut off grade of 1.0 g/t Au using sample data received as of September 30, 2008, includes measured and indicated resources of 8.26 million tonnes grading 2.90 g/t Au containing 769,000 ounces of gold and inferred resources of 1.60 million tonnes grading 2.66 g/t Au containing 136,000 ounces of gold. The QDD Lower West resource is part of a west to north west trending, subhorizontal, westly plunging tensional gash, hosted by carbonate breccias, marble and karsted limestones. Dimensions of this continuous zone of mineralization are currently 300 m of strike, 100 metres thickness and minimum down dip length of 160 metres averaging more than 1 gram per tonne gold. The zone remains wide open to the west and down dip. More than 75% of the resource is oide and therefore amenable to heap leaching. There may be additional, similar scale dilational zones down dip along the structural system. The size, continuity and open ended potential in at least two directions indicate that the QDD Lower West has a significant exploration potential (not including the district potential).

The project meets the minimum economic results required by Yamana (i.e. 20% IRR), however it will be necessary to take the following actions to allow the continuity of the Gualcamayo underground project:  (a) increase underground mine selectivity; (b) increase recovery of resources; (c) reduce mining costs; (d) reduce capital (use of trucks hauling up to open-pit conveyor), to seek the elimination of fill level by changing mining method); (e) accelerate exploration to the west; (f) exploit the bottom of Amelia Inés and Magdalena, seek leaching alternative of current leach pads; and (g) accelerate the mine preparation works by using a continuous miner, when confirming data it indicates extension to the west and/or technical-economic confirmation of the mining method for the best recovery of resources.

Minera Florida Mine (Alhué Property)

Location and Property Description

The Minera Florida Mine (or Alhué Property) is located within the Coastal Range in the Metropolitan Region of Central Chile, approximately 75 km Southwest of Santiago, near the Melipilla City. The property consists of 149 mineral licences, covering a total area of approximately 10,200 ha. Thirty-six mineral licences cover the mine property including the mine, mill, and other infrastructure. The remaining 113 mineral licences are exploration licences.

Yamana became the owner of Minera Florida when it completed the 100% acquisition of Meridian Gold Inc. on December 31, 2007.

The Company has all necessary environmental licenses for its current operations at Minera Florida.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The access to the property is by paved road, along Route 78 approximately 60 km west to Melipilla, then South approximately 60 km along secondary highways No. 34 and 21, and then east approximately 55 km along secondary highway No. 29. The total distance from Santiago is approximately 175 km.

Springs and perennial streams are common. Average annual rainfall totals approximately 330 mm, most of which falls during the relatively rainy winter months from June to August. Temperature ranges from a low of about freezing to 12º C in the winter months to a maximum of about +35º C (average about 14º C) in the summer months, from November to March (Florida, 2006).

The two towns of Alhué and El Asiento are located close to the Alhué Mine, also known as Pedro Valencia Mine, with a combined population of approximately 3,000 people (approximately 2,650 for Alhué and 350 for El Asiento), including some of the mine employees. Transportation to the Alhué Mine or the plant is by company vehicles.

The Alhué Project is situated in an area with moderate to rugged topographic relief characterized by narrow valleys and high hills. The general area is characterized by a central valley 2 km to 3 km wide bounded by two mountain ranges, with approximately 500 m in topographic relief, of the coastal mountain range in central Chile. The elevations are in the range from 1,500 m to 2,300 m above mean sea level (AMSL) with mountain peaks generally above 2,000 m AMSL.

Electric power is available at El Asiento, a town approximately 5 km from the Alhué Mine, which is linked to the Chilean Power grid. Telephone and high speed internet service is available at the site. Water is available from small rivers and creeks within the property. Infrastructure is very good for mining activities, since there are a number of other mining operations in the general area. Infrastructure for mining equipment and personnel is available at Melipilla, Rancagua, and Santiago in central Chile, where a number of underground deposits are in production, including the El Teniente copper mine. A high voltage power line follows the roads connecting the Alhué Mine, the towns of El Asiento, Alhué, and other cities and towns in the Metropolitan Region of Chile.

History

Historic mining and prospecting activities in the Metropolitan Region of central Chile, which hosts the Alhué deposit, date back to the early eighteenth century, when placer gold deposits were mined along creeks and rivers. In the early 1700s, prospecting work led to the discovery of several gold bearing occurrences and the development of gold deposits in quartz veins in 1739, which started a mini gold rush.

In 1886, Albion Mining Company (Albion) constructed a cyanidation plant, the first of its kind in Chile, and produced gold by the cyanidation method. A few years later, Sociedad Aurífera de Alhué constructed a flotation plant and operated a mine and mill until 1944. From 1944 to 1986, little exploration or mining activities were carried out in the area.

In 1986, Sociedad Minera Maipo S.A. (SMM, a predecessor company to Florida) commenced exploration and regional evaluation of the area. In 1987, SMM constructed a processing plant, developed the gold bearing veins of the Alhué deposit and started small scale mining operations at the Lo Toro and Pedro Valencia deposits (currently Pedro Valencia is also known as the Alhué Mine).

In August 2005, Meridian’s wholly owned Chilean subsidiary, Minera Meridian Limitada, entered into an Option Agreement to acquire all the surrounding mineral concessions around the Alhué Mining Licences (“Additional Alhué Property”) from Inversiones Santo Domingo S.A. y Otras (Santo Domingo), for $100 million in cash. The initial costs include $5 million to be spent over a period of eighteen months on exploration costs including 40,000 m of underground drilling and driving more than 1000m of tunnels for underground drilling.  The Additional Alhué Property may contain mineralized structures which extend from the Alhué deposit.  This Option agreement was amended on May 2, 2006 and executed effective June 30, 2006.  The mine has been in production ever since.

Yamana became the owner of Minera Florida when it completed the 100% acquisition of Meridian Gold Inc. on December 31, 2007.

Geological Setting

In terms of regional and property geology, the area of the Alhué Property is underlain by Upper Cretaceous volcanic and intrusive rocks. The volcanic rocks comprise porphyritic andesite, brecciated andesite, lithic and crystal tuff, and brecciated tuff. The bulk of these rocks are also affected by a sequence of hydrothermal alteration. The intrusive rocks comprise mainly granodiorites and monzodiorites.

The Lo Valle Formation comprises an alternating series of pyroclastic rocks (breccias and tuffs) and subaerial andesitic to dacitic lava flows (Domain One). These rocks have been intruded by Early Eocene batholith of granodioritic composition (Domain Two). The batholith covers a large part of the area south, southwest and northwest of the area underlain by the Lo Valle Formation. The general contact zone between these two domains trends northwest. Radiometric age dates (K/Ar and Ar/Ar on biotites) for the batholith range from 80±1 MA to 92±2

MA. Locally, remnants of the Lo Valle Formation occur within the batholith, as roof pendants, with contact metamorphism (Araya, 2001).  The volcanic suite has undergone low grade metamorphism, which is indicated by the presence of montmorillonite, chlorite, laumontite, calcite, quartz albite, prehnite, epidote, and pumpeliite. The area to the north and northwest of the Alhué Mine, the Lo Valle Formation rocks are in unconformable contact with rocks of the Middle to Upper Cretaceous Veta Negra Formation and Lower Cretaceous Horqueta Formation. The general trend of the mineralized zones is parallel to the contact with the batholith.

In terms of local geology, the rocks in the Alhué area define an approximately 1,800 m thick homoclinal sequence with a general strike ranging from azimuths 030° to 330° and dipping gently from 20° to 40° to the east. The intrusive rocks in the area are of two types; monzogranitic rocks and hypabyssal bodies. Outcrops of the monzogranite are commonly observed along the banks of the Quebrada Agua Fría and Quebrada Las Animas. It is greyish to yellow in colour and medium-grained hypidiomorphic in texture. The mineralogical composition is reported as quartz (60%), orthoclase (35%) and biotite+muscovite (5%), and limonitic alteration (of trace pyrite) is common (Araya, 2001). The hypabyssal bodies comprise one metre to ten metres thick mafic sills interbedded and conformable with the host andesitic tuffs. Two sill units are recognized. These are the Filón Casino and Filón Cadena.

Mineralization

Gold mineralization in the Alhué Mine area occurs as native gold and electrum (AuAg) associated with sulphide minerals, such as pyrite, chalcopyrite, sphalerite and galena, as well as magnetite. Mineralization is commonly associated with hydrothermal alteration including quartz, adularia, epidote, chlorite, and actinolite. Quartz occurs in four types; as grey siliceous zones, green quartz, translucent quartz, and white quartz. Some veins exhibit metal zoning, with a zinc-rich silver-rich zone in the upper part of the vein, a gold-rich zone in the central part, and a zinc-rich zone in the lower part of the vein.

In general, mineralized structures are comprised of different parts, including an inner quartz vein (core) consisting of material exhibiting quartz flooding or massive quartz, surrounded by Stockwork of quartz veinlets and/or hydrothermal breccia, both of which are mineralized.

Gold mineralization in the Alhué area has been identified in four types of rocks, in places adjacent to each other, as follows: (1) silicified crystal tuff; (2) lithic to crystal tuff; (3) brecciated tuff; and (4) porphyritic andesite.

There are at least nineteen (19) mineralized veins discovered and partially developed in the Alhué area. These veins range from 0.8 m to 30 m in thickness, and the average grade ranges from 1.5 g/t Au to 12 g/t Au, 6 g/t Ag to 100 g/t Ag, and 0.1% Zn to 1.81% Zn. Many of the mineralized veins at Alhué do not have a surface expression, but are associated with structures identified by underground diamond drilling.

There are four major sets of mineralized structures that are recognized in the area. These are:

•                  Northwest trending structures (average orientation at Azimuth 2 82°) such as the steeply north or south dipping Pedro Valencia, Berta, Peumo, Marisol and Lisset structures.

•                  East-West structures, such as the vertical to steeply south dipping Lo Balta, Esmeralda, Hallazgo II and Quillayes structures and the steeply north dipping Marisol, Millenium, Lo Prat and Cantillana structures.

•                  Northeast trending structures (average orientation at Azimuth 042°), such as the steeply southeast dipping Farellón Tribuna and Polvorín structures.

•                  North trending structures, such as the steeply east dipping Pedro Valencia Occidental and Maquis Clavo 1 and II veins. These structures are parallel, or adjacent, to north trending normal faults which cut the earlier (east trending) veins.

Drilling

The mineralized veins of the Alhué deposit have been explored by some 1,085 underground diamond drill holes. Systematic lithologic logging and sampling are carried out on all the mineralized intervals. In the past, the entire drill core was sampled for gold, silver, and zinc assays and only a representative sample, commonly approximately 10 cm to 15 cm, was retained for future reference. Currently, the drill core is split with a diamond drill core hydraulic cutter, half of it is sampled and sent for assays and the other half is stored at the site. The various veins of the deposit are developed by some 99,600 metres of underground development including drifts, cross-cuts, and three adits for access to the underground workings.

Drilling contractors are Major Drilling (80%) and Medson Drilling (20%), and the drilling rigs are Boyles B-20, Diamec U-6 and Longyear 38 machines. For holes longer than 500 metres initially, HQ size core is recovered and then reduced to NQ and BQ size core. For shorter holes, NQ or BQ size core is recovered. The procedures used during the diamond drilling programs are as follows:

(a)                                 The collar locations of all drill holes are surveyed and marked by Florida crews.

(b)                                A Maxibor survey instrument is used to provide control information on the directional deviation (both azimuth and inclination) of each hole. Since the host rocks contain appreciable amounts of magnetite, this system utilizes a light source which is not affected by the surrounding magnetism. This system utilizes an electronic sensor which is lowered down the hole and measurements are recorded on a remote sensing pad in the drill shack. The instrument is used in “multiple shot” mode and operated by the driller. Measurements are taken at three metre intervals. Scott Wilson RPA understands that no significant deviation problems were encountered at Alhué (Araya, 2006).

(c)                                 Lithologic logging is done on drill core and geotechnical observations are made by company geologists, depicting all down-hole data including assay values. All information is recorded on handwritten logs.

Sampling and Analysis

The quality assurance procedures and assay protocols followed by Florida for underground sampling and drill core samples at the Alhué Mine are as follows:

(a)                                 Samples are handled only by the Florida authorized personnel. Samples from the mining operation are delivered by the mine geologist or technician directly to the mine laboratory each day upon completion of the underground sampling.

(b)                                All the exploration drill core from underground drill holes is taken one or more times per shift from the drill rigs directly to a drill logging and sampling area within the secured and guarded mine property by authorized mine or exploration personnel. Within 48 hours, the material core intervals (e.g., potentially mineralized intervals) are photographed, logged and sampled; and the samples are delivered directly to the Acme Analytical Laboratories S.A. (Acme) in Chile, which has an International Certification.

(c)                                 Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. The second half of the split core is stored on-site as a control sample, available for review and resampling if required.

The methodology of sampling the drill core and the underground workings by Florida are set forth below:

(a)                                 Diamond drill core: Continuous sampling was carried out on all underground drill holes at intervals ranging from 30 cm to 1.5 m down the hole. The whole core was assayed, with only a small representative sample stored for future reference. All assays are stored in a central database used for resource estimates. Detailed laboratory certificates are included with all drill logs.

(b)                                Underground sampling: Sampling of underground workings was carried out only on mucks. Face sampling or back sampling of underground openings was not carried out. The muck sampling was done by laying out a detailed grid (0.5 m squares) on the surface of the muck pile from each advance of the blasting and collecting a specimen, with a shovel, at the centre of each square. Some face sampling or back sampling (channel or chip but not systematic sampling) was done along cross cuts.

Sample preparation and assaying procedures used by Florida are as follows:

(a)                                 Rock and core samples are crushed, pulverized, and fire assayed for gold and silver on-site at the Alhué mine laboratory. There are separate crushing and pulverizing circuits for the mine grade control samples and exploration samples (of muck or face samples) (Fuenzalida, 2006). Scott Wilson RPA notes that the pulverizing dishes are cleaned by compressed air only. Scott Wilson RPA recommends using sand also to clean the pulverizing dishes after each sample.

(b)                                All assays used in the Alhué Mine resource and reserve estimates were done at the Alhué Mine laboratory located near the mill, warehouse, and office complex. Quality control includes the use of blanks, duplicates, standards, and internal check assays by the Alhué Mine laboratory, and external check assays performed at ALS Chemex Laboratories (ALS Chemex) of Santiago, Chile. Recently, since the beginning of the joint exploration efforts at the site, check assaying has been conducted independently by the Meridian exploration group. The mine laboratory currently uses a number of standard samples with the assay values certified by an external laboratory, Chile Laboratory in La Serena, Chile (SGS La Serena). The very fine grained nature of the gold in the Alhué Mine area greatly reduces sampling and assay variability related to coarse gold (“nugget effect”) and allows for good reproducibility of assays

Scott Wilson RPA is of the opinion that the sample preparation and assay procedures at the Alhué Mine are in keeping with industry practice.

The check assays and quality control-quality assurance (QA/QC) procedures that are followed at the Alhué Mine include:

(a)                                 Internal check assays by the Alhué Mine laboratory, and external check assays performed at SGS La Serena, which is ISO 9001-2000 certified. The check assays are conducted independently by the exploration group, and the standard samples are prepared and certified by Geoanalítica Ltda. (Geoanalítica).

(b)                                Additional Florida check assays: Florida has sent forty (40) control standard samples for quality control.

(c)                                 Check assay programme for waste material: A number of samples of waste material have been sent by Meridian to different laboratories in Chile to determine possible errors in sample preparation, in relation to cleaning and grinding.

(d)                                The analysis of the blanks shows no evidence or concerns with contamination in the sample preparation and assay procedure.

The Florida geologist also carries out QA/QC checks for the different standards and there is no bias between check assays on standards carried out at different laboratories. Scott Wilson RPA is of the opinion that the Alhué assay results are acceptable and suitable for estimation of mineral resources and mineral reserves (Audit Report, 2006).

Security of Samples

The procedures for sample security are discussed under assay quality assurance and quality control. Based on our review and discussions with field personnel, Scott Wilson RPA is of the opinion that sample security procedures at Alhué Mine are in keeping with industry standards.

Mineral Resources and Mineral Reserves

See “Mineral Projects — Summary of Mineral Reserve and Mineral Resource Estimates”.

In determining resource estimates, drill hole data, plotted on detailed cross sections (1:500) at approximately 60 m intervals including all assay data, provide the basis for the geological interpretation and estimation of average grades of resource blocks. The pierce points of the mineralized intersections are then plotted on vertical longitudinal sections. The methodology of estimating mineral resources includes: (a) statistical analysis and variography of gold, silver, and zinc values in the assay database as well as on sample composites; (b) construction of a block model using Vulcan software; and (c) grade interpolation using kriging method, and inverse distance squared (ID2) method for veins which did not have sufficient data to calculate variograms.

The procedures used to upgrade Measured and Indicated Mineral Resources to Mineral Reserves on the Alhué Property include: (a) geological modeling by sections, using drill holes and channel samples, and mappings.

No underground muck samples were used in this modeling; (b) construction of a 3D model using VULCAN software, based on the geological information in cross sections (Geological Units); (d) compositing of assays. The composite were flagged with each geological solid; (e) grade interpolation using Kriging profiles for each geological unit. The estimation profiles were determined by variography; (f) construction of a block model for each zone. Grades and categories were recorded; (g) extraction of the portions of the total geological units with grades equal to or greater than 2.5 g/t AuEq. These units have the potential to be economic; (h) calculation of the economic value for each block; (i) exploitation envelop around each block taking into account the operational criteria; (j) modeling made in 3D, and creation of a series of Selective Mining Units (SMUs) or blocks representing mining zones (k) addition of mining dilution to the resource blocks; (k) a minimum mining width of 3.0 metres was used; (l) analysis of the SMUs which could be economically mined and deletion of those blocks with negative returns from the reserves; and (m) revenue / capital cost development analysis in order to delete negative return SMUs.

At the process plant, the ore is crushed in three stages in closed circuit with vibrating screens. The crushed ore is fed to a ball mill where it is ground in closed circuit with a cyclone cluster. The cyclone overflow is then delivered to two identical flotation lines.

The flotation plant tailings are the final plant tailings and are pumped to the tailings facility. The flotation bulk concentrate is thickened and leached with NaCN (sodium cyanide) solution. The leached slurry is then sent to a thickener with the overflow containing the leached gold and silver and the underflow containing the sulphidic solids. The products of the leaching circuit are a pregnant solution, containing Au and Ag, and a thickened pulp containing the zinc sulphides. The warmed pregnant solution is pumped to four electrowinning (EW) cells where a Au and Ag sludge is deposited on the cathodes. The sludge is washed off, filtered and dried prior to being smelted into Doré metal in a furnace. The barren solution is sent to an INCO SO2/air cyanide destruction circuit. The filtered solids are fed to the zinc flotation circuit at a rate of 1,400 tonnes per month to produce a final zinc concentrate. The zinc concentrate is shipped to a refinery in Europe. Historical metallurical recoveries are approximately 80% for gold, 65% for silver and 52% for zinc.

The tailings pond is adjacent to the plant and at the current rate of operation the capacity for the tailings pond is sufficient for an additional 15 years.

Mining Operation

Mining Method and Metallurgical Process

The underground mining method is sublevel open stoping. No backfill is required since the ground is very stable. Access to the underground workings is via a number of adits, ramps, cross-cuts and drifts. Trackless mining equipment is used exclusively underground. As the ground is very stable, little support is required in waste development, and minor rock bolting and meshing in ore development headings. Ventilation raises and other mine openings provide the necessary underground ventilation, as well as emergency escape routes. Ore is hauled 8.2 km to the processing plant in 20-ton and 30-ton haul trucks.

The Alhué Mine operates at the rate of approximately 1,200 tpd, 35,000 tonnes per month (420,000 tonnes per year).  The plan is to improve the production rate up to 2100 tpd in 2009.

To December 31, 2008, approximately 5.6 million tonnes of material at an average grade of 5.9 g/t Au and 55 g/t Ag have been mined from the Alhué Mine.  Production in 2008 reached 424,526 tonnes milled, with an average grade of 5.6 g/t Au and 41 g/t Ag, which represent a daily rate production of 1,163 tpd. The average metallurgical recovery for gold and silver was 81% and 68% respectively. The total fines production reached 61,500 Oz Au and 377,500 Oz Ag.

An ore pass and haulage tunnel is under construction, which will provide direct hauling of ore from the valley floor to the plant site, thereby avoiding the present longer haul route which passes through a local town.  Construction is expected to be completed in 2009.

Markets

The principal commodities at Alhué are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.

Sales Contracts

Scott Wilson RPA understands that Florida sells the gold doré bars to Johnson- Mathey and the zinc concentrate is sold to the Asian market, but has not reviewed any contracts.

Mine Life

Florida’s Life-of-Mine Plan (LOMP) contemplates a mine life of 6.2 years, through to the year 2012.

Environmental Considerations

Considerable amount of data are available regarding the environmental status on the Alhué Project.  In the last 3 years, Florida has been involved in four major environmental projects. These include:

•                  Expansion of the current tailings, including the installation of a polyethylene liner at the bottom of the pond.

•                  Road construction and paving the road which goes through the town of El Asiento.

•                  Vegetation of an area adjacent to and south of El Asiento with palm trees.

•                  The expansion of the Alhué impoundment area.

All the environmental permits are in place and are in good standing, and that operations do not present unusual or significant impacts on the environment. Also, the mine has a positive socio-economic impact on the working population and on the Alhué Village.

Exploration and Development

Only few of Alhué’s veins have received significant amount of exploration in the past. Results of diamond drilling completed to date indicate that the trend of gold mineralization at the Alhué deposit continues along strike to the northwest. These include the Flor, Megia and Farellón Tribuna veins. Also, 4 km to the north is Quebrada Minas de Plata into the same trend.

At least two areas of gold mineralization are interpreted to be present some 10 km to 15 km southeast of the Alhué deposit. These include the El Membrillo and Chancon areas. At the moment it is carried out systematic exploration testing in these areas.

Yamana began commissioning the expansion of Minera Florida in 2008 resulting in a throughput increase of 2,000 tonnes per day.  Minera Florida has the potential to increase annual production to 150,000 GEO with a change in the mining method to accommodate the recently completed expansion and mining in narrow veins. The Company will assess the potential increase to this higher throughput rate after two years of mining at the current rate.

Other Producing Mines

Fazenda Brasileiro Mine

The Fazenda Brasileiro property includes a producing gold mine and approximately 197,000 hectares of adjacent exploration properties.  It is located in northeast Brazil in the eastern portion of Bahia state, 180 kilometres NNW of the state capital city of Salvador.  The property, all of which is within the Rio Itapicuru Greenstone Belt (“RIGB”), can be roughly divided into two parts.  One part covers the east-west trending Weber Belt, which hosts the mine, operating open pits and areas of immediate exploration potential.  The other part covers large portions of the north-south trending portion of the RIGB and several exploration permits southwest of the mining area.  The Weber Belt area is comprised of 15 contiguous tenements at various stages of the Brazilian tenure process, totalling approximately 12,000 hectares.  The remaining area is comprised of 148 blocks, many of which are contiguous and all at various stages of the tenure process, totalling approximately 184.500 hectares in area.

The Fazenda Brasileiro mine began production in 1984 as an open pit, heap leach operation.  In 1988, production began from underground operations with processing in the newly constructed CIP plant and has been continuous since such time.

Mine exploration is primarily concentrating on the F, G, E-east and E-deep ore bodies.  Fan diamond drilling on 25 by 10 metre grids from footwall drifts has been conducted as part of the stope definition process.  This zone hosts the bulk of the Proven and Probable Mineral Reserves and nearly all of the present underground production comes from it.  This is routine drilling designed to upgrade Indicated Mineral Resources to the Measured Mineral Resources category.

Since August 2003, Yamana has conducted an exploration and infill drilling programme at the Fazenda Brasileiro Mine designed to upgrade the current probable mineral reserves to proven mineral reserves and replace mined mineral reserves and a deeper drilling programme designed to extend the mine’s underground mineral resources at depth and to the east.  Drilling has been focused on underground orebodies adjacent to the mine, underground orebodies at or near the level of existing mine workings and orebodies beneath the existing mine workings.  In 2007, Yamana had completed approximately 6,000 metres of drilling from 54 holes, which drilling was aimed at exploration and development at the Fazenda Brasileiro Mine, as well as near mine target evaluation.

A total of 96,092 ounces of gold were produced from Fazenda Brasileiro during 2008. The Company anticipated processing lower grade ore at the Fazenda Brasileiro Mine prior to gaining access to higher grade ore bodies and areas beneath the existing mine workings for further drilling and exploration.

In 2008, a data analysis and integration were undertaken and different exploration approach has been implemented and new near mine targets were defined to be drilled in 2009.

Yamana holds all the necessary environmental licenses to operate the Fazenda Brasileiro mine.

São Francisco Mine

The São Francisco Mine is located in the extreme western portion of Mato Grosso State in west central Brazil, very close to the Bolivian frontier some 560 kilometres west of the capital city of Cuiaba.  São Francisco consists of four contiguous mining and exploration permits totalling 16,416 hectares in area granted between 1980 and 1982 by the Departamento Nacional da Produção Mineral, Brazil’s department of national mineral production.

In 2004, Yamana contracted Kappes, Cassiday & Associates (KCA) of Reno, Nevada, USA to complete a Feasibility Study for the Project.  Based on the positive result of this Feasibility Study completed in November 2004, Yamana decided to construct the mine, which commenced in April 2005.  Commercial production at São Francisco was declared effective August 1, 2006.  Mining at São Francisco is done using the conventional open pit mining method.

São Francisco is a shear hosted lode gold deposit.  It is epigenetic, structurally controlled, and composed of narrow, 1 centimetre to 5 centimetres wide, quartz veins containing free gold.  The veins and vein systems/stockworks both parallel and crosscut the bedding planes and appear to represent separate but closely related mineralizing events.

The diamond drilling campaign in 2008 was basically an infill drilling, totaling 9 HQ core holes. The campaign was executed by Rede Engenharia e Sondagens S.A.

Three diamond drill holes were executed in the northwest portion of the mine with the objective of better defining the mineralization at depth.  The holes SF-504 (236.05 m), SF-505 (298.65 m) and SF-506 (245.30 m) were completed on section lines 1050N (SF-504) and 1150N (SF-505 and 506).

In the southern portion of the mine six diamond drill holes were completed to confirm the shallower up dip continuity of the deep orebodies intercepted in previous campaigns at the southwestern area of the main orebody. The holes SF-507 to SF-512 were completed between section lines 550S to 950S.

The drilling was generally successful in extending mineralization locally and the new values were used in the 2008 resource and reserve estimates.

A total of 75,936 ounces of gold were produced from São Francisco during 2008.

São Vicente Mine

The São Vicente Mine is located in the extreme western portion of Mato Grosso State in West Central Brazil, very close to the Bolivian frontier and some 560 kilometres west-northwest of the capital city of Cuiaba. It is approximately 58 kilometres north of São Francisco. São Vicente consists of three contiguous mining permits totalling 28,980 hectares in area.  Gold mineralization at São Vicente occurs for more than 1,000 metres in two parallel northwest trending zones along the anticline flanks (convex-upward fold). These zones are within a larger regional area of shearing - 10 kilometres long by 2 kilometres wide - and characteristically proximal to the major regional shear zones. Most of the gold occurs in millimetre to several centimetre-thick quartz veins that cut the host rocks in two prominent directions. One is sub-vertical in association with mylonite shear zones sub-parallel to foliation in the meta-arenite host rocks. The other is flat to shallow dipping and cross-cuts the foliation and bedding of the host rocks.

The stand alone open pit mine plan estimates an initial mine life of 5.3 years at an average annual production of 57,000 ounces from an open pit gravity and heap leach operation.

Operations at São Vicente commenced with the first gold pour at the end of 2008, and the mine remains on track for commercial production in the second quarter of 2009.

The environmental operating license for the São Vicente mine is valid until January 2012.

San Andrés Mine

The San Andrés Mine is located in the Department of Copán in the interior highlands of western Honduras. It is approximately 150 kilometres from San Pedro Sula within the Municipality of La Union and approximately 18 km due west of the town of Santa Rosa de Copán, the capital of the Department of Copán. The property lies in the Trifmio District, a 7,500 square kilometre area that straddles the borders between Honduras, El Salvador and Guatemala known for its gold, silver, antimony, copper, lead, zinc and iron resources.  The San Andrés Mine has been in operation since 1983, and has a well developed infrastructure which includes power and water supply, warehouses, maintenance facilities, assay laboratory, and on-site camp facilities for management, staff and contractors.  The San Andrés mineral deposits are mined by Yamana using the open pit method.

Since the acquisition of RNC by Yamana completed on February 28, 2006, MINOSA has continued to operate the mine as a wholly owned Honduran subsidiary of Yamana.  MINOSA holds mineral tenure to the San Andrés property pursuant to a gold and silver exploitation concession called “San Andrés” covering a total of 399.09 hectares about 4.0 square kilometres. All mining claims are granted for a period of 40 years with a later possible extension of an additional 20 years.  Terra Mining Inc. holds a net smelter return royalty (“NSR”) on the production at the San Andrés Project. The NSR is 1% on the first $20.0 million of annual revenue and 0.5% on all annual revenue in excess of $20 million, subject to a cumulative maximum payment of $1.5 million.  A net 1.0% royalty is required by law to be paid to the local municipality “La Union” on gross production revenues.  The government is currently reviewing the royalty and may increase it from 1% to 2% payable to “La Union” and an additional 0.5% to a social fund for affected municipalities.  As of December 31, 2007, the new mining law had not been passed and the royalty has remained the same.  However, Yamana has incorporated the proposed increase in the NSR in its estimation of mineral reserves and financial plans for the San Andrés Mine.

MINOSA has applied for additional concessions surrounding the mine, but these have not been granted yet pending the final resolution of the Honduran mining law. MINOSA is in a contractual agreement with a local Honduran company that holds another concession, La Fuente, giving MINOSA explicit exploration rights. The Honduran company has recently submitted a new application for this concession, which has not been granted yet, and as a result all exploration work outside of the San Andrés concession is on hold.

Except for the secondary crusher, the leach pads, and the ADR plant, all current facilities are located within the 399.09 hectare mining concession. Forty percent of the surface rights on the mining concession are held by Yamana through their purchase of the property from RNC.  A portion of the concession is government land whereby Yamana is provided access rights under the provisions of the mining concessions. Yamana, through MINOSA, privately owns the surface rights for the portion of the land occupied by the leach pads and the crusher facilities that are located outside the mining concession.  The surface rights for the area required for the expansion of the open-pit and for the expansion of the leach pads to process the new mineral reserves have been purchased. Negotiations with the local communities are in progress to purchase the additional surface rights required for expansion of the open pit.

Gold mineralization at San Andrés formed within a low sulfidation epithermal environment. Alteration zonation and vein textures reflect a shallow level of exposure within the epithermal environment that formed 50 to 150 m beneath the water table.  The highest grade gold mineralization is contained within sub-vertical quartz veins containing <5 to 15 ppm Au with quartz lattice textures and crustiform colloform banding which formed mostly within the north-northwest trending extension fractures. These veins are associated with pyrite in the non-oxidized zone and hematite and goethite in the oxidized zone. Grades up to 17 g/t Au are reported. Low grade disseminated gold ores mined from oxide zones formed in the same environment where rising, neutral pH, solutions dispersed laterally into permeable horizons within bedded, coarse clastic breccias. The widespread distribution of fine grained alunite and kaolinite in the top 200 m of the deposit are the products of steam-heated acid sulfate waters that form in the vicinity of the water table. Hydrothermal alteration is characterized by propylitization, argillization, alunitization, and silicification. Yamana completed a study of the mineralization and alteration which better defined the overall character of the low-sulfidation epithermal system and improved the understanding of the processes controlling the gold mineralization for future exploration and mineral resource evaluation programs.

Since Yamana’s acquisition of RNC, an aggressive exploration programme, using RC and diamond drilling and mapping and sampling of rock exposures in road cuts, has been carried out to better define the pit boundaries, test areas between the pits, and assess potential extensions of the mineralization in other areas of the mining lease. The core drilling in particular has generated new insight into the deposit geology and controls as well as extent of mineralization. Previous exploration was focused on the three principal pit areas (Water Tank Hill, which is depleted; East Ledge, currently being mined; and Twin Hills, where mining is proposed), however, recent drilling indicates that the gold mineralization system is much more extensive than previously recognized. Economically extractable gold mineralization is continuous between the East Ledge pit and the Twin Hills deposit and extends to the east, west, and south of these deposits.

Drilling by Yamana, during 2008, focused on better defining the limits of the mineralization around the East Ledge pit and testing the area between the East Ledge and Twin Hills zones. Exploration drilling was also completed to the northeast of the East Ledge Pit and beneath the pits in search of higher grade veins.

In 2008, Yamana drilled 35 holes totalling 6,922 metres, located in the East Ledge and Twin Hills deposit areas. Yamana staff developed a review of the geological model and MCB Serviços e Mineração did the Resources and Reserves estimation.

The resources estimate procedure began with geological modelling review and database validation.  The grade estimation was done using ordinary kriging method. The classification of resources is based on two considerations. A resource class was defined by the search radius influence, but to be considered as a resource, a block must be inside a pit optimization simulation with gold price to $1,200/oz.

In estimating mineral reserves at San Andrés, the following assumptions were used: 45 degree pit slopes; a gold price of $700/oz; and a cutoff of 0.38 Au g/t for oxide material and 0.60 Au g/t for mixed material.  The potential mine is restricted by a cemetery area, waste dumps and environmental restriction areas.

In 2008, a total of 47,760 ounces of gold were produced from the San Andrés mine. Yamana intends to increase throughput and production at San Andrés through an expansion of the horizontal leach pads. The environmental license for this expansion has been received.

Alumbrera Mine

The Alumbrera Mine is an open-pit copper/gold/molybdenum mine at Alumbrera, near Belen in north-western Argentina. It comprises a mining lease of 600 ha pursuant to the terms of a mining lease agreement providing for a 20 year mining lease granted to Minera Alumbrera Limited (“MAA”), by Yacimientos Mineros de Agua de Dionisio (“YAMD”) in April 1994 and amended in February 1997. The Alumbrera Mining Lease Agreement defines the working relationship between the parties, including royalty obligations, and requires that ownership of the facilities and infrastructure revert to YAMD after completion of operations. Immediate mine infrastructure and other mine facilities cover an additional permitted surface area of 5,200 ha.  Xstrata holds a 50% interest in, and are the operators of, the Alumbrera Mine. Goldcorp holds a 37.5% interest and Yamana holds a 12.5% interest.

The Alumbrera Mine consists of the following five facilities, with support offices located in Tucumán, Catamarca City, Rosario and Buenos Aires:

1.                                       an open-pit mine, processing facilities and central administration offices at Alumbrera, Catamarca;

2.                                       a 316 km concentrate slurry pipeline through Catamarca and Tucumán Provinces;

3.                                       a 202 km, 220 kilovolt power line from the project’s substation at El Bracho, Tucumán;

4.                                       a filter plant and rail loading facilities at Cruz del Norte, Tucumán; and

5.                                       a port, handling facilities and train maintenance facilities at San Martìn near Rosario, Santa Fé.

The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Concentrate slurry from the processing facilities is pumped 316 kilometres to a filter plant at Cruz del Norte. Concentrates from the filter plant are shipped 830 kilometres by rail from Cruz del Norte, Tucumán to Puerto Alumbrera. The port is located in San Martìn, Rosario in the Province of Santa Fé.

The mining rights to the Alumbrera Mine held by MAA are limited to a 2,000 metres by 3,000 metres rectangle (600 ha in size) approximately centred on the open-pit mine. This area, referred to as the contract area, is slightly larger than the ultimate pit rim dimensions. No exploration is conducted by MAA outside the contract area. Because of the very limited area of mineral rights involved and the dominance of the area by the open-pit mine, further exploration work will be limited.  The operating life of the Alumbrera Mine is currently expected to extend until 2017.

Yamana’s attributable interest in reserves at Alumbrera is 45,250,000 tonnes with 0.40 g/t Au grade, 0.40% copper grade and 0.014% for molybdenum, totaling 578,000 ounces for gold, 181,000 tonnes of copper and 6,300 tonnes of molybdenum.

Development and Advanced Stage Exploration Projects

Pilar

The Pilar Exploration Project comprises 59,000 hectares of exploration concessions held by Yamana in the northwest portion of Goiás State. The area covers part of Pilar de and Guarinos Belts which are classical Archean greenstone belts terrains with many gold occurrences (several anomalies never checked with geological mapping or drilling). Gold was first discovered and mined in the region in 1740 by the Portuguese empire. After that, artisanal mining has been continuously present in the area.

Pilar and Guarinos Belts have similar volcano-sedimentary sequences of Crixas Greenstone Belt, where a 3M oz Serra Grande mine (Anglo Gold/Kinross) is located, and far about 20 kms west of Guarinos. The most explored areas are located in the southern portion of Pilar Greenstone Belt, called Jordino-Ogó-Três Buracos (JOT), a continuous gold anomalous northwest trend, extending for almost 8 kilometres. Although the garimpos occurrences were less intense in the Guarinos Belt, the gold occurrences are also constant in the whole belt.

The targets division is summarized as follows:

1.              JOT (Jordino-Ogó-Três Buracos): Most advanced, drill ready target.

2.              Pilar Reminder: Follow up target: Continuity of JOT trend to the north significant gold and Arsenic anomalies.

3.              Guarinos and Guarinos Reminder: Grassroots targets, significant stream sediments anomalies (color counts) and thick exhalative sequence.

Past exploration work was conducted by several companies (e.g. Mineradora Montita, BHP (Marex) and INCO/CNM) and consisted of stream and soil sampling programs, geophysical surveys with interpretation and re-processing data of PGBC (Brasil—Canada), INPUT, IP and some restricted ground geophysics, excavations including trenching and channel sampling, geological mapping, and restricted drilling campaigns totalling approximately 5,000 metres.

In July 2006, Yamana commenced the exploration works in the Pilar and Guarinos Greenstone Belts. In 2007 Yamana focused drilling on the Três Buracos and Jordino targets. The Três Buracos target has excellent potential as an open pit, heap leach target.  Yamana’s drilling programme is targeted at outlining the JOT mineralization, testing continuation along the definition of high-grade ore shoots. The Três Buracos and Jordino targets are just two of several significant targets in the area which demonstrate the potential for entirely new high-grade gold discoveries.

The 2008 drill program focused on infill drill testing of the Jordino Target. A total of 141 diamond drill holes were completed in the 23,516 metre infill program.

Exploration in 2009 contemplates a budget of approximately $4.0 million and 20,000 metres of drilling planned. In less than a year, an inferred mineral resource estimate of 12.4 million tonnes grading 2.42 g/t gold and containing approximately 970,000 ounces was delivered, and more than 43,000 metres of drilling has been completed to date. An update to Pilar’s resource estimate is expected in Q2 2009 which will include the drilling information completed in 2008. Pilar is advancing rapidly to the development stage and Yamana anticipates that Pilar will be developed in part as an open pit and also as an underground mine.

A comprehensive amount of studies have been conducted to be added to the EIS that is in progress.

Ernesto/Pau-a-Pique

The Ernesto/Pau-a-Pique project is located in southwest Mato Grosso state, near Pontes e Lacerda in Brazil. The Ernesto deposit is approximately 60 kilometres south of Yamana’s São Francisco mine. The Pau-a-Pique deposit is approximately 56 kilometres by road south of the Ernesto deposit. The significant existing infrastructure including paved roadways supports the development of Ernesto/Pau-a-Pique as two mines with a common plant.  The deposits are hosted by meta-sedimentary rocks of Proterozoic age and at the contact with underlying granitic basement rocks. The gold mineralization is hosted by quartz veins in the metasedimentary rocks (arenites and conglomerates) or associated with shear zones at the contact of the metasediments with the underlying granite basement. At Ernesto, gold-rich quartz veins and veinlets occur within a thick, low-angle structure at the base of the meta-sedimentary sequence and within sulphidic horizons in overlying altered meta-arenite units.

The project has been evaluated based on more than 50,000 metres of drilling to date, and the region hosts various targets of considerable potential for increasing resources at the project. The Ernesto/Pau-a-Pique mineral resources estimate, based on cut off grades of 1.0 g/t gold for the open pit and 1.5 g/t gold for underground, includes indicated resources of 3.95 million tonnes grading 4.67 g/t gold containing 593,000 ounces of gold and inferred resources of 3.14 million tonnes grading 3.02 g/t gold containing 305,000 ounces of gold.

An infill program is planned for 2009 to support a feasibility study and construction decision by the end of the year. Yamana believes that Ernesto/Pau-a-Pique has significant merit. Given the robust return, high grade, comparatively low capital cost and significant infrastructure supporting the project, Yamana’s capital cost budget includes the costs for construction beginning in 2010, and anticipates Ernesto/Pau-a-Pique will be in production in 2012.

The financial analysis for this study using a gold price of $825 per ounce suggests an after tax NPV at a 5% discount rate of $138 million, with an after tax IRR of 38%. This includes certain incentives and tax benefits related to operating in Mato Grosso state, which the Company is entitled to rely on for all of its exploration, development and producing properties in Mato Grosso. Ernesto/Pau-a-Pique would be supplementing production from Yamana’s mines already in production and in proximity to Ernesto/Pau-a-Pique.  Total capital costs are expected to be approximately $86 million through 2010 and 2011.

Yamana intends to determine if further improvements in equipment and contractor costs can be realized in 2009, as the capital cost references for this project were made in 2008. Certain elements of the scoping study for Ernesto/Pau-a-Pique, including capital and operating costs, are consistent with higher level financial and operating review and support Yamana’s objective of completing a feasibility-level study by the end of 2009.

A comprehensive amount of studies have been conducted to add to the EIS that is in progress.

C-1 Santa Luz

Located in the state of Bahia, Brazil, approximately 140 kilometres north of its Fazenda Brasileiro mine and 160 kilometres east of its Jacobina mine, C-1 Santa Luz is planned as a conventional open pit mine with throughput of 2.5 million tonnes per year or 6,800 tonnes per day. Processing will be done through a conventional CIL floatation circuit. Average annual gold production is estimated at approximately 103,000 ounces. The first full year of production is expected to be approximately 120,000 ounces and planned production is expected to commence in early 2010.  C-1 Santa Luz project comprises seven concessions granted by DNPM, with total area of 5004.5 hectares.

The C-1 Santa Luz Project gold deposits lie within the Rio Itapicuru Greenstone Belt (RIGB), a deformed and metamorphosed greenstone-granite terrain of paleoproterozoic age.  The gold deposits are structurally controlled and closely associated with small porphyritic dacite intrusions and extensive zones of breccia hosted in carbonaceous meta-sedimentary rocks, with associated hydrothermal alteration centred on the intrusions.  The project contains a number of deposits, including, Antas 1, Antas 2, Antas 3, Mansinha and Mari.  The largest known deposit, Antas 1, occurs in a continuous mineralised zone associated with a sill-like body of dacite-quartz breccia and carbonaceous-quartz breccia, striking northeast and dipping 35º to 55º northwest. Most of the gold mineralisation (approximately 80%) occurs in the quartz-breccia.

Exploration potential is excellent with several under-explored satellite targets occurring within a 30 kilometre radius of C-1 Santa Luz.  Further, significant potential exists to extend the known ore bodies, particularly Antas 2, Antas 3 and Mansinha.

Based on the positive results of Yamana’s 2005 scoping study on the project, a feasibility study was commenced in 2006 aimed at assessing the development of the project as a standalone mine, which study was completed in 2007.  As recommended in the feasibility study, an infill drill programme in addition to exploration aimed at delineating new satellite ore bodies is ongoing and the Company is targeting to add at least 400,000 new reserve ounces to the current reserve base prior to the start of production.  At a minimum, this would add an additional three years of mine life. Approximately half of the resources are along strike and represent excellent potential to increase mine life by an additional three years. The additional three years is expected to reduce life of mine (LOM) cash costs. In 2008, Yamana drilled approximately 20,908 metres in 147 DDH holes of infill and exploration drilling.

A substantial amount of studies were conducted to complete the Environmental Impact Study (“EIS”) for C-1 Santa Luz.  The EIS was submitted for assessment by the CRA (Environmental Agency of Bahia State) and an application for the necessary environmental license was submitted in December 2007.  A public hearing is expected for the first quarter of 2009, and the preliminary environmental license is expected to be issued in the second quarter. The construction license is expected for second half of 2009.

Agua Rica Project

Yamana owns 100% of the Agua Rica Project, a large porphyry-style copper-gold-molybdenum-silver deposit located in the northwestern province of Catamarca in Argentina.  The Agua Rica deposit is a large, medium grade copper-molybdenum-gold porphyry ore body. Overall the mineralogy is relatively complex and highly variable, and as a result considerable effort has gone into the characterization of the orebody. This in turn had influence on the development plan for the mine and the metallurgy.

In late 2004, Northern Orion commissioned Hatch Ltd. to prepare a detailed update to the initial feasibility study to support development and financing of the project. This update focused on the development of a mine and processing facility at Agua Rica, with production planned to commence approximately three years after all necessary permits are obtained. The feasibility study update report illustrated the technical viability and financial strength of the project as of the date of the study. The project has been estimated to have a capital cost of $2.123 million and average life of mine total operating costs of $6.84 per tonne of ore milled.  Any future production from a mining operation at Agua Rica would be subject to a 3 percent “run of mine” royalty payable to the provincial Catamarca government. This equates to an approximate 2 percent net smelter royalty equivalent.

Esquel Project

The Esquel project is an advanced stage exploration gold project comprising 141,000 ha of land located in the Sierra de Esquel in southern Argentina.  The various properties comprising the Esquel gold project are classified as either “permits”, “claims” or “mines” and are either owned outright by Minera Meridian Austral S.A. (“MED”) or through option contracts between MED and the direct owners.

On July 3, 2002, Meridian completed an unconditional share purchase offer for Brancote, owner of the Esquel gold project. Permitting for the project and a feasibility study began in the third quarter of 2002. In March of 2003, with the feasibility study substantially complete, the project was put on hold after local opposition to the mine led to a non-binding referendum wherein a majority of Esquel’s citizens voted against the mine.

The Company continues to monitor the developments in the province of Chubut as it relates to mining and will evaluate the project on an on-going basis.

Mercedes

Mercedes is located approximately 75 km southeast of Magdalena de Kino in the state of Sonora, Mexico.  Curcurpe with a population of approximately 1,000, is the closest town and is located roughly, 15km northwest of Mercedes. Magdalena de Kino has a population of approximately, 25,000. Hermosillo, the state capital, is located 260 km southwest of Mercedes and has a population of over 700,000. The nearest feasible power grid is located at Magdalena de Kino. Water is available from local streams during the rainy season (February, July, August) and from wells on the property. Yamana controls an extensive area of mineral concessions and also has control over the surface rights which are under lease.  Mercedes is in an area that has an extensive mining tradition. Geologically, the area is mostly Tertiary aged volcanic flows, tuffs, and volcaniclastics and younger gravels derived from erosion of the volcanics.  The deposit consists of a complex gold-silver hydrothermal low-sulphidation vein/stockwork system with several mineralized structures discovered to date, two of which, the Mercedes and Klondike veins, have been significantly advanced and support development of Mercedes as a mine.

In 2008, 74,000 metres of mostly infill drilling were completed to delineate mineralization in the Mercedes and Klondlike areas, resulting in a significant conversion of inferred resources to indicated resources.  A total of 140,000 metres of exploration and infill drilling has been completed to date.  The Mercedes mineral reserves estimate as of December 2008 includes probable reserves of 2.65 million tonnes grading 7.10 g/t gold and 72.43 g/t silver containing 604,000 ounces of gold and 6,163,000 ounces of silver.  The Mercedes remaining resource estimate, exclusive of mineral reserves, based on a cut off grade of 2.0 g/t gold equivalent and using only sample data received as of September 2008, includes indicated resources of 572,000 tonnes grading 3.84 g/t gold ans 60.61 g/t silver containing 20,000 ounces gold and 1,114,000 ounces silver and inferred resources of 452,000 tonnes grading 5.82 g/t and 68.00 g/t silver containing 85,000 ounces gold and 989,000 ounces silver.

The drill program for 2008 concentrated on extending the Mercedes vein to Breccia Hill and infill testing of the Mercedes and Klondike veins.  A total of 83,394 metres were completed in 318 diamond drill holes during 2008.  At a 3 gpt Aueg cut-off, the Mercedes Project contains indicated resources of 2,168,621 tonnes at 9.26 gpt Au and 89.57 gpt Ag for 645,576 oz Au and 6,244,845 oz Ag with inferred resources of  390,388 tonnes at 6.39 gpt Au and 69.31 gpt Ag for 80,160 oz Au and 869,919 oz Ag.

The proposed bench and fill mining method is consistent with the mining method used at Yamana’s El Peñón mine where geologic conditions are similar to Mercedes. Expected throughput at 1,500 tonnes per day would result in production of approximately 118,000 GEO for approximately six years based on known reserves. Cash costs are expected to be $264 per GEO which is comparatively low and well below industry averages. Gold recovery is expected to be approximately 95% based on metallurgical test work to date. Silver recovery is expected to be approximately 30% which is consistent with similar mineral deposits. Gold and silver production is expected to be approximately 112,000 ounces and 366,000 ounces, respectively, or approximately 118,000 GEO as previously indicated. GEO calculations are based on an assumed gold to silver ratio of 55:1 which is a longer-term historical average. Total capital costs are expected to be approximately $152 million including a contingency of $16.8 million and owner costs of $9.8 million. Costs for Mercedes were determined for the purposes of this study based on inputs and quotations in 2008. Yamana believes improvements in these cost references may be possible.  The financial analysis for the study, using a gold price of $814 per ounce and a silver price of $13 per ounce, suggests an after tax NPV at a 5% discount rate of $72.7 million, with an after tax IRR of 22.4%.

Yamana intends to continue to advance the project in 2009. Mercedes shows a high geological potential given the size of the property and the results of geological and geophysical studies to date. Yamana is continuing to drill at Mercedes targeting 30,000 metres of drilling in 2009, with a budget of approximately $4.0 million. Yamana intends to provide updates to this study and, depending on the results, expects to make a construction decision thereafter. Construction of the mine is expected to take approximately two years and, provided that a construction decision is made not later than Q1 2010, Yamana expects to be in production at Mercedes by 2012. Yamana will also determine improvements in costs in addition to increased recoverable gold equivalent ounces during this period. Yamana believes that in 2009 most of the inferred resources and some narrow indicated resources may be upgraded to reserves, further increasing reserves by approximately 80,000 GEO. Yamana’s objective is to increase total recoverable GEO to at least 1.0 million GEO before a construction decision is made. With the upgrade of inferred resources and the discovery of an additional 280,000 GEO with a successful drilling and exploration effort, the estimated NPV and IRR would increase to $153 million and 27.4%, respectively, based on the same economic assumptions used in the current study. In 2009, the current capital budget includes an amount for the continued development of a production-ready exploration tunnel that is currently 400 metres long and has reached the mineralized zone in Mercedes, confirming grades and vein width. This tunnel will provide confirmation of the grade distribution, and other geological and geotechnical aspects, and will also serve as a platform for underground drilling and preparation for future mine development work.

Jeronimo (Agua de la Falda)

Yamana holds a 56.7% controlling interest in Agua de la Falda (“ADLF”), which includes the Jeronimo Deposit.  Such interest was originally acquired by Meridian in 2006 from the Corporacion Nacional del Cobre de Chile (“CODELCO”), with whom Meridian initiated a strategic partnership.  ADLF’s properties, located 50 kilometres southeast of El Salvador in the Third Region of Northern Chile, encompass over 240 km and include the El Hueso, Coya and Agua de la Falda mines that produced over 660,000 gold ounces for Homestake Mining Company between 1988 and 2002. The Jeronimo Deposit is the downdip extension of the ADLF deposit.  Exploration and development work completed by previous owners, Homestake and Barrick, included at least 150 diamond drill holes that have delineated the manto that hosts the Jeronimo Deposit. A 3D geologic model completed with this drilling indicates potential for 12 to 18 million tonnes of mineralization with average grades of between 5 and 7 grams per tonne gold. The potential mineral body is largely unoxidized and will require further metallurgical testing to determine the most economic processing techniques to recover the gold in a production environment. There is an existing scoping study on the property and as part of the agreement with Coldeco, Yamana will be required to prepare a pre-feasibility study of the Jeronimo Deposit. Considerable metallurgical test work was performed in 2007 with encouraging results. During 2008 Yamana concluded a scoping study which concluded that flotation in an inert atmosphere is the most commercially viable downstream process option for the flotation concentrates.

Amancaya

Amancaya is located 120 kilometres southwest of Yamana’s El Peñón mining operations in the Atacama Desert of northern Chile. The property, acquired in 2004 as part of a much larger land acquisition in the area, is host to a low sulphidation epithermal vein deposit that has been outlined along 1,200 metres of strike length and 250 metres of dip length.

Preliminary metallurgical test work, consisting of CN leach studies completed on 135 kilograms of composite sample made from drill cuttings, yielded gold and silver recoveries of 97 and 80 percent, respectively. There were no optimization studies completed with the metallurgical test work.

A Technical Report completed by Scott Wilson RPA concluded that the Amancaya deposit contains inferred resources of 1.39 Mtonnes at 7.9 gpt Au and 73.00 gpt Ag for 351,000 Au oz and 3.27 Moz Ag, respectively.  The report considered parameters of $550/oz Au, $8.50/oz Ag, 1.0 gpt Aueq open pit cut-off and 3.4 gpt Aueq cut-off.

La Pepa

The La Pepa project lies within the prolific Maricunga Belt — a region in the Andean Cordillera of northern Chile containing abundant gold and silver prospects. Yamana took ownership of the project with the acquisition of Meridian. The Company is optimistic about its future producing potential given the similarity to the other large known deposits in the area namely, Refugio (Kinross), Cerro Casale (Barrick and Kinross), Marte — Lobo (Teck Cominco — Anglogold Ashanti) and El Volcan (Andina Resources).

Exploration during 2007-2008 focused on delineating and infilling the Cavancha porphyry.  To date mineralization greater than 0.6 g/t Au has been outlined over an area of 400 metres by 200 metres and to a depth of 250 metres.  The ultimate objective is to outline a low grade, heap leachable porphyry gold deposit similar to Kinross’ Refugio mine located 40 kilometres to the south.

A total of 42 drill holes have been completed for 13,774 metres in 2008 significantly increased the resource.  Combined measured and indicated resources were 149.4 Mtonnes at a 0.57 gpt Au grade containing 2.76 Moz Au and inferred resources of 37.9Mtonnes at 0.50 gpt Au for 620,000 Au oz.

ITEM 5

DIVIDENDS

The Company paid its first quarterly dividend of $0.01 per share on October 13, 2006 and began paying monthly dividends of $0.01 per common share from July 2008 through December 2008. The Company has established a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and that will be reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company.  As at the end of 2008, the dividend yield in respect of the common shares had become significantly more than the yield implied by comparable companies’ dividend rates and the yield implied on the common shares when the Company’s dividend policy was initially instituted. In January 2009, the Company’s board of directors amended the Company’s dividend policy to return to quarterly dividends of $0.01 per share, commencing in the first quarter of 2009.

Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.

ITEM 6

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The Company is authorized to issue an unlimited number of common shares and an unlimited number of first preference shares, Series 1 (the “Preference Shares”) of which there were 732,918,016 common shares and no Preference Shares issued and outstanding as of March 30, 2009.

Common Shares

Holders of common shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings.  Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election.  Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation.  The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

Upon a consolidation, merger, or amalgamation of the Company with or into any other corporation, holders of Preference Shares who have not exercised their right of conversion at the date of the consolidation, merger, or amalgamation are entitled to receive upon the exercise of their conversion right, after the effective date of the consolidation, merger, or amalgamation, the aggregate number of shares or securities or property of the Company resulting from the consolidation, merger, or amalgamation, the holder would have been entitled to receive if they had at the effective date of the consolidation, been the registered holder of such number of common shares.  Holders of Preference Shares are also entitled to receive, in the event of liquidation, dissolution or winding up of the Company, an amount equal to US$0.125 in respect of each of Preference Share held and all unpaid cumulative dividends before any distribution of the assets of the Company among holders of the common shares or any other class of shares.

ITEM 7

MARKET FOR SECURITIES

Price Range and Trading Volume

Common Shares

The common shares are listed and posted for trading on the TSX under the symbol “YRI”, the NYSE under the symbol “AUY” and the LSE under the symbol “YAU”.  The following table sets forth information relating to the monthly trading of the common shares on the TSX for the fiscal year ended December 31, 2008.

Period	High	Low	Volume
	(Cdn.$)	(Cdn.$)

January 2008	17.94	13.12	248,014,839
February 2008	18.23	14.58	124,427,062
March 2008	19.79	14.80	197,355,468
April 2008	15.19	12.57	161,504,440
May 2008	16.19	12.49	128,423,013
June 2008	17.22	13.80	106,591,919
July 2008	16.87	11.96	128,872,068
August 2008	13.14	9.89	119,296,115
September 2008	11.20	7.81	208,605,201
October 2008	9.33	4.29	230,949,323
November 2008	7.48	4.47	188,519,924
December 2008	9.49	5.76	184,291,392

Warrants

The Company has one series of common share purchase warrants (Series C) listed on the TSX.  The Series C warrants trade under the symbol “YRI.WT.C” and are exercisable by the holders thereof for 0.543 of a common share per warrant until February 17, 2010.  See “General Development of the Business - History — Acquisition of Northern Orion”.

The following tables set forth information relating to the monthly trading of the Series C warrants on the TSX for the fiscal year ended December 31, 2008.

Period	High	Low	Volume
	(Cdn.$)	(Cdn.$)

January 2008	4.66	2.52	2,012,666
February 2008	4.90	3.50	561,180
March 2008	5.38	3.51	1,324,636
April 2008	4.00	2.55	552,924
May 2008	3.82	2.54	379,562
June 2008	4.15	2.96	317,325
July 2008	4.18	2.26	543,412
August 2008	2.83	1.85	530,952
September 2008	2.05	0.95	1,467,780
October 2008	1.39	0.50	2,794,431
November 2008	1.06	0.62	517,790
December 2008	1.34	0.75	810,303

ITEM 8

DIRECTORS AND OFFICERS

The following table sets forth the name, province or state and country of residence, position held with the Company and period(s) during which each director of the Company has served as a director, the principal occupation of each director and executive officer of the Company.  All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name and Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation

Peter Marrone Ontario, Canada	Chairman, Chief Executive Officer and a Director (director since July 31, 2003)	Chairman and Chief Executive Officer of the Company

Patrick J. Mars(1)(3)(4)(6) Ontario, Canada	Director since August 16, 2001(5)	President of P.J. Mars Investments Limited

John Begeman(3) South Dakota, United States	Director since May 2, 2007	President and Chief Executive Officer of Avion Resources Corp.

Richard Graff(1) Colorado, United States	Director since October 16, 2007	Consultant

Robert Horn(2)(3) British Columbia, Canada	Director since October 16, 2007	Company Director

Nigel Lees(1)(2) Ontario, Canada	Director since June 16, 2005	President and Chief Executive Officer of SAGE Gold Inc.

Juvenal Mesquita Filho(4) São Paulo, Brazil	Director since July 31, 2003(6)	Company Director

Carl Renzoni(1)(4) Ontario, Canada	Director since October 16, 2007	Independent Contractor

Antenor F. Silva, Jr. Rio de Janeiro, Brazil	President and a Director (director since July 31, 2003)	President of the Company

Dino Titaro(2)(3)(4) Ontario, Canada	Director since August 5, 2005	President and Chief Executive Officer of Carpathian Gold Inc.

Charles Main Ontario, Canada	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance and Chief Financial Officer of the Company

Ludovico Costa São Paulo, Brazil	Chief Operating Officer	Chief Operating Officer of the Company

Darcy Marud Nevada, United States	Senior Vice President, Exploration	Senior Vice President, Exploration of the Company

Evandro Cintra São Paulo, Brazil	Senior Vice President, Technical Services	Senior Vice President, Technical Services of the Company

Name and Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation

Greg McKnight Ontario, Canada	Senior Vice President, Business Development	Senior Vice President, Business Development of the Company

Jacqueline Jones Ontario, Canada	Senior Vice President, Legal, General Counsel and Corporate Secretary	Senior Vice President, Legal, General Counsel and Corporate Secretary of the Company

Nelson Munhoz São Paulo, Brazil	Vice President, Operations, Brazil	Vice President, Operations, Brazil of the Company

Ricardo Palma Santiago, Chile	Vice President, Country Manager, Chile	Vice President, Country Manager, Chile of the Company

Arão Portugal São Paulo, Brazil	Vice President, Country Manager, Brazil	Vice President, Country Manager, Brazil of the Company

Hernan Vera San Juan, Argentina	Vice President, Country Manager, Argentina	Vice President, Country Manager, Argentina of the Company

Ana Lucia Martins São Paulo, Brazil	Vice President, Safety, Health, Environmental and Community Relations	Vice President, Safety, Health, Environmental and Community Relations of the Company

Jodi Peake Ontario, Canada	Vice President, Corporate Communications & Investor Relations	Vice President, Corporate Communications & Investor Relations of the Company

Betty Soares Ontario, Canada	Vice President, Corporate Controller	Vice President, Corporate Controller of the Company

Sofia Tsakos Ontario, Canada	Vice President, Corporate Counsel	Vice President, Corporate Counsel of the Company

Jason Leblanc Ontario, Canada	Treasurer	Treasurer of the Company

(1)         Member of the Audit Committee.

(2)         Member of the Compensation Committee.

(3)         Member of the Sustainability Committee.

(4)         Member of the Corporate Governance and Nominating Committee.

(5)         Mr. Mars also served as a director of the Company between February 7, 1995 and February 18, 1999.

(6)         Mr. Mesquita resigned as a director effective October 16, 2007 to accommodate the appointment of Meridian nominees to the Board following the Company’s acquisition of Meridian, and he was re-elected following an increase to the size of the Board effective May 14, 2008.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set out below.

Peter Marrone — Chairman and Chief Executive Officer.  Mr. Marrone founded Yamana as President and Chief Executive Officer of Yamana in July 2003.  Mr. Marrone was appointed Chairman of Yamana in May 2007.  Mr. Marrone has more than 20 years of business and capital markets experience and has been on the boards of a number of public companies and advised companies with a strong South American presence.  Mr. Marrone holds a Bachelor of Laws degree.  Mr. Marrone also sits on the board of Aura Minerals Inc. and the York University Foundation.

Patrick J. Mars — Director.  Mr. Mars is currently the President of P.J. Mars Investments Limited, a private investment company, the Chairman of SAGE Gold Inc. (since December 2003) and Aura Minerals Inc. (since March 2008), and also works as a mining consultant and serves as a director of several resource companies, including Endeavour Financial Corporation, SAGE Gold Inc., Carpathian Gold Inc., Aura Minerals Inc. and Selwyn Resources Ltd.  During the period of January 1999 to May 2001, Mr. Mars was Chairman and director of First Marathon Securities (UK) Ltd. prior to such company being acquired by National Bank of Canada, after which time Mr. Mars was director of NBC Financial (UK).  Mr. Mars is a Chartered Financial Analyst with over 30 years experience in the investment industry in Canada and the United Kingdom.

John Begeman — Director.  Mr. Begeman is a mining engineer with over 30 years of mining experience. He is currently a director of Premier Goldmines Limited, the President and Chief Executive Officer of Avion Resources Corp. and Valencia Ventures Inc. He has previously served as Chief Operating Officer of Zinifex Canada Inc. and Vice President, Western Operations and Officer of Goldcorp Inc. Prior to his position as Vice President at Goldcorp, Mr. Begeman held positions, as Mine Superintendent, Mine Manager, and General Manager of the Wharf Resources and Golden Reward Mines in the environmentally sensitive Black Hills area of South Dakota. In his capacity as Vice President, Mr. Begeman was also responsible for Goldcorp’s industrial minerals division, Saskatchewan Minerals, a large natural sodium sulphate producer, located in South-western Saskatchewan. Previous to his employment at Goldcorp, Mr. Begeman held various engineering and management positions with Morrison Knudson Company in the contract mining operations group throughout the Western United States.

Richard Graff — Director.  Mr. Richard Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been a consultant to the mining industry and, most recently, has served as a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University. He currently serves on the board of directors and acts as Chairman of the Audit Committee of each of Dynamic Materials Corporation and Anatolia Minerals Development Limited.

Robert Horn — Director.  Mr. Robert Horn previously served as a Vice President, Exploration for Inco Limited, FMC Gold Company and BP Canada and has served as a director for several mining companies. He has over 40 years of experience in the mining industry. He received his B.Sc. (Honours) in Geology at the University of Exeter and his M.Sc. in Geology at University College London.

Nigel Lees — Director.  Mr. Lees has over 25 years experience in the investment banking industry in Canada and the United Kingdom.  He is currently the President of C.N. Lees Investments Limited, a private investment and consulting company, and President and Chief Executive Officer of SAGE Gold Inc., a public precious metals exploration company.  Mr. Lees is also a director of Hawk Uranium Inc., a TSX Venture Exchange-listed mineral exploration company.

Juvenal Mesquita Filho — Director.  Mr. Mesquita has been a member of the board of Yamana since July 2003.  Mr. Mesquita previously served as President of Mineração Santa Elina S/A, in Brazil, as well as a director of Santa Elina Mines Corporation since September 1994. He has over 30 years’ experience in the mining industry.

Carl Renzoni — Director.  Mr. Carl Renzoni retired from BMO Nesbitt Burns in 2001, where he was employed since 1969 and most recently served as a Managing Director. He brings over 30 years’ experience in the securities business specializing in the mining industry. Mr. Renzoni holds an Honors B.Sc. (Geology) degree from Queen’s University. Mr. Renzoni is currently a director of Copper Mountain Mining Corp. and he previously served on the boards of International Molybdenum Ltd., Peru Copper Inc. and Meridian Gold Inc.  Mr. Renzoni also served on the Audit Committee of Meridian Gold Inc.

Antenor F. Silva — President.  Mr. Silva joined Yamana as Chief Operating Officer in July 2003, and became President of Yamana in May 2007. Mr. Silva has approximately 40 years of experience in the mining and chemical industries, and has provided technical consultation and training in development, construction, start-up, operation, strategic planning and productivity for various mining, hydropower and industrial companies.  During this time, Mr. Silva has been instrumental in researching and developing metallurgical and engineering processes for mill plants in mining projects in Brazil, and implementing metallurgical processes which contributed to the development of mines in Tunisia, Africa and Togo, Africa.  Mr. Silva has gained significant experience in senior management at various engineering companies and mining, petroleum and chemical companies.  Prior to joining Yamana, Mr. Silva acted as Chief Operating Officer of Santa Elina Mines Corporation.  Mr. Silva has also served as a director on the boards of several engineering, mining and aluminium extrusion companies.  Mr. Silva holds a Bachelor of Science degree in in Mining and Metallurgical Engineering from the Universidade do Estado de São Paulo in São Paulo, Brazil.  Mr. Silva also currently sits on the board of Vaaldiam Resources Ltd.

Dino Titaro — Director.  Mr. Titaro is currently the President and Chief Executive Officer of Carpathian Gold Inc., a public mineral exploration company listed on the TSX.  From 1986 to 2003, Mr. Titaro was the President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm.  Mr. Titaro is also a director of each of Plata Peru Resources Inc. listed on the TSX Venture Exchange and Richview Resources Inc. listed on the TSX.

Charles B. Main — Senior Vice President, Finance and Chief Financial Officer.  Mr. Main joined Yamana as Vice President, Finance and Chief Financial Officer in August 2003, with over 20 years of experience in the finance and mining industries.  Prior to joining Yamana, Mr. Main held the principal positions of Director of Corporate Development of Newmont Capital Corporation, Vice President of Normandy Mining Limited and Chief Financial Officer and a director of Banff Resources Ltd. from March 2000 until July 2003, and was Vice President, Finance with TVX Gold Inc. from 1999 to 2000, which company was acquired by Kinross Gold Corporation in 2003.  Mr. Main is a Chartered Accountant and a member of the Ontario and Canadian Institutes of Chartered Accountants.  Mr. Main holds a Bachelor of Commerce degree from McGill University.

Ludovico Costa — Chief Operating Officer.  Mr. Costa has many years of management experience in the mining industry and is currently Chief Operating Officer of Yamana.  Prior to assuming this position, he was Senior Vice President, Operations of Yamana since October 2007. He was previously Vice President, Operations from May 2007, and was Director of Operations from March 2006.  Prior to this, Mr. Costa was in the strategic planning division of Companhia Vale do Rio Doce, a public mining company listed on the New York Stock Exchange, the São Paulo Stock Exchange and on the Madrid Stock Exchange, from November 2003 to March 2006.  From November 2000 until November 2003, Mr. Costa was Safety Advisor at Rio Tinto plc, a public mining company listed the London Stock Exchange and the New York Stock Exchange.  Mr. Costa completed an international secondment of three years to England, as well completing courses at Harvard Business School in the United States and McGill University in Canada.

Darcy Marud — Senior Vice President, Exploration.  Darcy Marud joined Yamana as Senior Vice President, Exploration in October 2007.  Prior to that, he held the position of Vice-President of Exploration for Meridian Gold Inc. from 2004, and the position of exploration manager for South America from 1997.  Mr. Marud has a combined 21 years of experience as a gold exploration geologist in the Americas with companies such as Homestake Mining Company, FMC Gold Company and Meridian Gold Inc.

Evandro Cintra — Senior Vice President, Technical Services.  Mr. Cintra has more than 20 years of exploration and ore reserves experience in the gold mining industry and is currently Senior Vice President, Technical Services of Yamana. Prior to assuming this position, he was Exploration Director and Vice President, Exploration of Yamana from 2003 to October of 2007. From 1986 to 2003 he worked for Mineração Santa Elina and Echo Bay Mines in exploration, operation and ore reserves management. Mr. Cintra holds a PHD in Geology and a title of Professional Geoscientist in accordance with the Association of Professional Geoscientists of Ontario.

Greg McKnight — Senior Vice President, Business Development.  Greg McKnight joined Yamana as Vice President, Business Development in February 2004.  Mr. McKnight has approximately 17 years of investment banking and corporate experience during which he has focused almost entirely on the mining sector.  Prior to joining Yamana, Mr. McKnight was a director in the investment banking division of Canaccord Capital Corporation, a position he held since December 2001.  From 1997 through 2001, Mr. McKnight held the position of Director, Investment Banking Mining at TD Securities Inc. and HSBC Securities Inc. During the year prior to joining Yamana, Mr. McKnight was instrumental in his capacity as an investment banker in structuring the transaction and raising the equity for Yamana that enabled the Company to complete the acquisition of substantially all of the Brazilian mining assets that it currently owns.  Mr. McKnight holds a Bachelor of Commerce degree from the University of Toronto and a Masters of Business Administration from the Ivey School of Business at the University of Western Ontario.

Jacqueline Jones – Senior Vice President, Legal, General Counsel and Corporate Secretary.  Ms. Jones has been a lawyer for over 20 years and joined Yamana as General Counsel in May 2005, became a Vice President in December 2006 and a Senior Vice President in July 2008.  Prior to joining Yamana, Ms. Jones held the position of Counsel – Securities at Nortel Networks from July 1999 to January 2005.  Prior to that time, Ms. Jones articled, and was an associate, at the law firm Smith, Lyons from 1993 to 1999 where she worked in the securities law department. Ms. Jones holds a Bachelor of Arts from Dartmouth College and a Juris Doctorate from Columbia University School of Law.  She is called to the bar in the Province of Ontario, the District of Columbia, and the State of New York.  Ms. Jones is a member of The Law Society of Upper Canada, the American Bar Association, the New York Bar Association and the District of Columbia Bar Association, and is a member of the Rocky Mountain Law Federation.

Nelson Munhoz – Vice President, Operations, Brazil. Mr. Munhoz joined Yamana in February 2008, with over 30 years experience in the mining industry. Prior to assuming his position of Vice President, Operations, Brazil of Yamana, he worked with Rio Tinto Brasil since 1987 where he assumed several positions. He was Project Manager for Corumbá Iron Mine Expansion from January 2005 to January 2008. He worked as Metallurgical Manager and subsequently as General Manager for Serra da Fortaleza Nickel Mine from 1996 to 2004. He also had the position of Metallurgical Manager in Rio Paracatu Mineração from 1987 to 1996. Mr. Munhoz holds a Bachelor of Mining Engineer from São Paulo University and a MBA from Fundação Getúlio Vargas.

Ricardo Palma – Vice President, Country Manager, Chile. Mr. Palma joined Yamana as Vice President, Country Manager, Chile in September of 2008 with over 33 years of experience in the mining industry. He has worked in all levels of operations, design, planning, construction and start of up new mines with specific experiences in copper, molybdenum, gold and non metallic mines. Prior to joining Yamana, he worked with Barrick Gold Corporation as Operation Manager of the Pascua Lama Project and General Manager of the Veladero Mine.  Mr. Palma worked at the Collahuasi mine in Chile for over nine years since start up, first as Operational Vice-President and later Development Vice President. Prior to he gained experience with Homestake, CODELCO and Cemento Melon (Underground limestone mine for Blue Circle). Mr. Palma holds a Ms.Sc in Rock Mechanics from Columbia University in New York and a Mining Engineer degree from Universidad de Chile Santiago.

Arão Portugal – Vice President, Country Manager, Brazil.  Mr. Portugal has many years of management experience in the mining industry and is currently Vice President, Country Manager, Brazil of Yamana. Prior to such time, Mr Portugal spent over twenty five years working for a large Brazilian mining company, Cia Vale do Rio Doce (CVRD), where he gained invaluable experience as a Maintenance Supervisor, Head of Maintenance Department, a Maintenance Division Manager, a Raw Material and Logistic Division Manager, Administrator, Senior Analyst, Institutional Manager and a Supply Chain General Manager. He joined Mineração Fazenda Brasileiro and Yamana Desenvolvimento Mineral S.A., subsidiaries of Yamana, in July of 2003 as General Manager and Director prior to assuming his current position. Mr. Portugal completed a Business Administration degree and Post Graduate studies in International Business in Vitória, Espirito Santo, Brazil and a Master Certification in MBA Supply Chain Management in São Paulo, Brazil.

Hernan Vera – Vice President, Country Manger, Argentina.  Mr. Vera has more than 23 years of experience in the mining industry, having experience working in Argentina, the United States and in the African Region. He joined Yamana in October of 2007 and is currently Vice President, Country Manager, Argentina. His experiences include holding the position of Director and General Manager of Barrick Veladero Gold Company.  Prior to this, Mr. Vera occupied the position of South America Manager for Meridian Gold Company.  He has also worked as Mining Project Corporate Manager in Anglogold Ashanti East and West Africa Region and previously as the Cerro Vanguardia gold mine (AngloGold Ashanti) General Manager.  Mr. Vera has completed a MBA at the Catholic University of Buenos Aires.

Ana Lucia Martins - Vice President, Safety, Health, Environment and Communities Relations.  Ms. Martins has 18 years of environmental management experience in the gold mining industry and is currently Vice President, Safety, Health, Environment and Communities Relation of Yamana. Prior to assuming this position, she was SHEC Director of Yamana from 2006 to July of 2007 and Environmental Manager of Yamana from to 2003 to 2005. From 1994 to 2003 worked for Mineração Santa Elina and Echo Bay Mines in environmental management, licensing, environmental impact studies, due diligences, reclamation projects, feasibility studies and acid rock drainage tests. Ms. Martins completed an Agricultural Engineering degree in Universidade de São Paulo, Brazil, with expertise in environment. During your professional life gained experience visiting mines in Brazil, Canada, USA, Argentina, Chile and Honduras.

Jodi Peake – Vice President, Corporate Communications & Investor Relations.  Ms. Peake joined Yamana in May 2007 with over 14 years of investor relations and corporate communications experience.  Prior to joining Yamana, Ms. Peake was Vice President, Investor Relations for Tiberon Minerals Ltd.  Ms. Peake has also held senior investor relations and communications roles in the mining, oil and gas, financial services and pharmaceutical industries.  Ms. Peake is a graduate of the University of Calgary.

Betty Soares – Vice President, Corporate Controller. Ms. Soares has been with the Company since January 2004 as Corporate Controller and was appointed Vice President and Corporate Controller in 2008.  Prior to joining Yamana, she worked in the area of audit and tax at DMCT LLP (currently Collins Barrow Chartered Accountants) and BDO Dunwoody.  Ms. Soares holds an Honours Bachelors degree in Business Administration from Wilfrid Laurier University.  Ms. Soares is also a Chartered Accountant and a member of the Ontario and Canadian Institute of Chartered Accountants.

Sofia Tsakos – Vice President, Corporate Counsel.  Ms. Tsakos joined Yamana as Vice President, Corporate Counsel in December 2007. Prior to joining Yamana, Ms. Tsakos was a partner practicing securities law at Cassels Brock & Blackwell LLP.  Between the years 2001 and 2006 Ms. Tsakos was an associate at Goodman and Carr LLP.  Ms. Tsakos holds an Honours Bachelor of Arts Degree from the University of Toronto in Economics and Political Science, a Masters in Business Administration with a focus in Finance from the University of Windsor and a Bachelor of Law also from the University of Windsor.

Jason LeBlanc – Treasurer. Mr. LeBlanc has over ten years research-based and financial experience in the mining industry and is currently Treasurer of Yamana. He has been with Yamana since January 2006. Previously, he was a mining analyst covering the base metal and bulk commodities industries with Dominion Bond Rating Service. Mr. LeBlanc has a Bachelor of Commerce degree from the University of Windsor and also holds a Chartered Financial Analyst designation.

As of March 30, 2009, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 2,051,001 common shares, representing approximately 0.3% of the total number of common shares outstanding.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company, is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Yamana) that:

(a)                                   was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)                                  was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, that was in effect for a period of more than 30 consecutive days, other than Mr. Dino Titaro who is a director of Plata Peru Resources Inc., which company was cease traded in 2002 pending a corporate reorganization which has received shareholder approval but remains subject to completion.  Mr. Titaro was also a director of Compressario Corp. at the time it was cease traded in 2003 for failure to file its annual audited financial statements for fiscal 2002.  The company subsequently became insolvent and is now inactive.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company,

(a)                                   is as of the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Yamana) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)                                   any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)                                  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Company and any directors or officers of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ITEM 9

PROMOTER

No person or company has within the two most recently completed financial years, or is during the current financial year, been a promoter of Yamana or a subsidiary thereof.

ITEM 10

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, the Company was not during fiscal 2008, and is not currently, a party to, nor was/is any of its property the subject of, any legal proceedings, or any known to be contemplated, which involve a material claim for damages within the meaning of applicable securities legislation.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the plaintiff. The plaintiff alleged that the agreements entitle him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its indirect 12.5% equity interest in the Alumbrera project. On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company considers that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful, the outcome is not certain. There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during fiscal 2008, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during fiscal 2008.

ITEM 11

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere herein, none of the directors, executive officers or persons or companies who beneficially own, or control or direct, directly or indirectly, more than 10 percent of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the past three financial years or during the current financial year, that has materially affected or is reasonably expected to have material affect on the Company.

ITEM 12

TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for the common shares and the warrant agent for the common share purchase warrants of the Company is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario, and the co-transfer agent for the common shares in the United States is Mellon Investor Services LLC at its principal offices in Jersey City, New Jersey.  The warrant agent for the Northern Orion Series C warrants of the Company is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

ITEM 13

MATERIAL CONTRACTS

The only material contracts entered into by the Company, other than in the ordinary course of business, within the most recently completed financial year, or prior thereto and are still in effect, are described below.  Copies of these material contracts are available under the Company’s SEDAR profile at www.sedar.com.

The Company entered into a credit agreement dated September 10, 2007, as amended by a first amending agreement dated as of December 3, 2007 and second amending agreement dated as of December 22, 2008 (as amended, the “Credit Agreement”) pursuant to which a group of financial institutions granted the Company a $400 million non-revolving term credit facility (the “Non-Revolving Term Facility”) maturing October 15, 2012, a $250 million revolving term credit facility (the “First Revolving Term Facility”) maturing October 15, 2012 and a $250 million revolving term credit facility (the “Second Revolving Term Facility”) maturing December 22, 2010 (collectively, the “Credit Facilities”).  Credit under the Credit Facilities is available by way of Canadian dollar Prime Rate loans and bankers’ acceptances and US dollar LIBOR and Base Rate loans at the customary reference rates plus an applicable margin that ranges from .50% to 3.00 % per annum depending on the ratio (the “Leverage Ratio”) of the Company’s total debt to its earnings before interest, taxes, depreciation and amortization.  The Non-Revolving Term Facility is repayable in 19 equal consecutive quarterly installments the first of which was paid on March 31, 2008.  The Revolving Term Facilities are each payable in full on their respective maturity dates.  If the Company sells certain assets or ownership interests in certain material operating subsidiaries the net proceeds thereof must be used to prepay outstanding obligations under the Credit Facilities.  Prepayments are applied firstly to the installments under the Non-Revolving Term Facility in the inverse order of maturity, secondly to outstanding obligations under the First Revolving Term Facility and then thirdly to outstanding obligations under the Second Revolving Term Facility.  The Credit Facilities are guaranteed by certain material operating subsidiaries and their immediate shareholders.  The Credit Agreement contains covenants that restrict, among other things and subject to certain specified exceptions, the ability of an Obligor to (i) incur additional indebtedness; (ii) grant security interests and other encumbrances on its property; (iii) enter into corporate or capital reorganizations; (iv) carry on any business, other than mining and related activities; (v) sell or otherwise dispose of any material property; (vi) pay or declare dividends or make other distributions or payments in respect of its shares; (vii) make acquisitions or investments, other than in the ordinary course of business; and (viii) enter into transactions with affiliates.  The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth.  The Credit Agreement contains certain events of default.

ITEM 14

AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors.  The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board of Directors.  A copy of the charter is attached hereto as Schedule “A”.

During the year ended December 31, 2008, the Audit Committee was comprised of four directors, all of whom were independent directors.  Victor H. Bradley acted as Chairman of the Audit Committee until his resignation as a director of Yamana effective May 27, 2008, following which Carl Renzoni was appointed to the Audit Committee and Richard Graff assumed the role of Chair of the Audit Committee.  The current members of the Audit Committee are: Richard Graff (Chair), Patrick J. Mars, Nigel Lees and Carl Renzoni.  In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under Multilateral Instrument 52-110, “Audit Committees” in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company.  Each member of the Audit Committee is financially literate within the meaning of Multilateral Instrument 52-110.

The Audit Committee met five times during the most recently completed financial year and all persons who were members of the committee at the time of holding such meetings were in attendance.

Relevant Educational Experience

Set out below is a description of the education and experience of each of the Company’s four current audit committee members, which is relevant to the performance of his responsibilities as an audit committee member.

Richard Graff – Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been a consultant to the mining industry and, most recently, has served as a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University.  Mr. Graff was previously the Chair of the Audit Committee of Meridian Gold Inc. and is current the Chair of the Audit Committee of Dynamic Materials Corporation and Auatolia Minerals Development Limited.

Patrick J. Mars – Mr. Mars is a Chartered Financial Analyst and has extensive experience in the finance industry.  Mr. Mars previously served as the Chairman and a director of First Marathon Securities (UK) Ltd., prior to the company’s acquisition by National Bank of Canada, and subsequently served as a director of NBC Financial (UK) Ltd. following the acquisition.  From 1965 to 1994, Mr. Mars worked as a financial analyst and from 1981 through 1994 was President of Alfred Bunting/Bunting Warburg.  Mr. Mars is currently President of P.J. Mars Investments Limited, a private investment company, and also works a mining consultant and sits on the boards of various resource companies.  Mr. Mars holds a Bachelor of Commerce and a Masters of Business Administration.

Nigel Lees – Mr. Lees has over 25 years experience in the investment banking industry in Canada and the United Kingdom.  Mr. Lees previously worked as a research analyst for RBC Dominion Securities and has served on the audit committees of several public companies, including TVX Gold Inc. and Patricia Mining Corp., as well acting in the capacity of Chief Executive Officer to several publicly listed companies.  Mr. Lees is currently a member of the audit committee of Hawk Uranium Inc.

Carl Renzoni – Mr. Renzoni has over 30 years experience with the investment industry in Canada.  Mr. Renzoni is retired from BMO Nesbitt Burns where he worked as a financial analyst from 1969 to 1980 and as Managing Director of the Mining Investment Banking Group from 1980 to 2001.  Mr. Renzoni previously served as Chair of the Audit Committee of Meridian Gold Inc.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors.  This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Company’s external auditors for the year ended December 31, 2008 were Cdn$2,873,000 (December 31, 2007 – Cdn$2,270,000). The audit fees relate to the audit of the annual consolidated financial statements of the Company and certain statutory audits outside of Canada.

Audited-Related Fees

The aggregate audit-related fees billed by the Company’s external auditors for the year ended December 31, 2008 were Cdn$928,000 (December 31, 2007 – Cdn$1,085,000). The audit-related fees relate to services provided in connection with the review of interim unaudited consolidated financial statements, the review of and assistance with documentation related to the Company’s acquisitions in 2007 and the admission of common shares to the London Stock Exchange in connection with such acquisitions, statutory audits of other subsidiary companies, work done in connection with public offerings completed by the Company and translation services.

Tax Fees

The aggregate tax fees billed by the Company’s external auditors for the year ended December 31, 2008 were Cdn$18,000 (December 31, 2007 - Cdn$53,000).  The tax fees relate to tax compliance, tax advice and tax planning.

All Other Fees

There were no other fees billed by the Company’s external auditors in the past two fiscal years.

ITEM 15

INTERESTS OF EXPERTS

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to the Company’s material mineral projects contained in this annual information form has been derived, as well as the qualified persons involved in preparing such reports.

Chapada Mine – “Chapada Copper-Gold Project, Goias State, Brazil, Technical Report Pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated February 19, 2009 prepared by Marco Antonio Alfaro Sironvalle, MAusIMM, of Metalica Consultores S.A., Homero Delboni Jr., B.E., M. Eng., Ph.D., HDA Servicos s/s Ltda., Renato Petter, P. Eng., Technical Services Director, Yamana Gold Inc.

El Peñón Mine – “Technical Report on the El Peñón Mine, Chile Resource Audit” effective as of October 2007 and dated February 11, 2008, prepared by James L. Pearson, P. Eng., Associate Mining Engineer, and David W. Rennie, P. Eng., Consulting Geological Engineer of Scott Wilson Roscoe Postle Associates Inc.

Jacobina Mining Complex – “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil dated March 30, 2009, prepared by Chester M. Moore, P.Eng., and Normand Lecuyer, B.Sc., P.Eng., Scott Wilson Roscoe Postle Associates Inc.

Gualcamayo Property –  “Technical Report Update – Gualcamayo Project” dated February 27, 2009, prepared under the supervision of Evandro Cintra, Ph.D., P. Geo., Senior Vice President, Technical Services and Renato Petter, P. Eng., Director of Technical Services of Yamana Gold Inc.; and Ronald G. Simpson, P. Geo., of GeoSim Services Inc.

Minera Florida Mine – “Technical Report on the Alhué Gold Project of Minera Florida Limitada, Chile” as amended, January 17, 2007, and re-addressed to Yamana Gold Inc. as at March 24, 2008, prepared by Hrayr Agnerian, M. Sc. (Applied), P. Geo., and James L. Pearson, P. Eng., of Scott Wilson Roscoe Postle Associates Inc.

Each of the technical reports noted above are available on SEDAR at www.sedar.com, and a summary of each report is contained in this annual information form under “Description of the Business – Mineral Projects – Material Mineral Properties”.

The following are the qualified persons responsible for the mineral resource and mineral reserve estimates for each of the Company’s mineral projects set out in this annual information form under “Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources

Fazenda Brasileiro	Renato Petter, P. Eng., Director of Technical Services, Yamana Gold Inc.	Evandro Cintra, Ph.D., P. Geo., Senior Vice President, Technical Services, Yamana Gold Inc.

C-1 Santa Luz	Enrique Munoz Gonzalez, MAusIMM, Metalica Consultores S.A.	Marco Antonio Alfaro Sironvalle, MAusIMM, Metalica Consultores S.A.

Jacobina	Normand L. Lecuyer, B.Sc., P.Eng., of Scott Wilson Roscoe Postle Associates Inc.	Chester M. Moore, P.Eng., Scott Wilson Roscoe Postle Associates Inc.

São Francisco	Normand L. Lecuyer, B.Sc., P.Eng., of Scott Wilson Roscoe Postle Associates Inc.	Evandro Cintra, Ph.D., P. Geo., Senior Vice President, Technical Services, Yamana Gold Inc.

São Vicente	Renato Petter, P. Eng., Director of Technical Services, Yamana Gold Inc.	Mario E. Rossi, P. Eng., Principal Geostatiscian, Geosystems International Inc.

Ernesto/ Pau-a -Pique	Not applicable	Evandro Cintra, Ph.D., P. Geo., Senior Vice President, Technical Services, Yamana Gold Inc.

Chapada	Marco Antonio Alfaro Sironvalle, MAusIMM, Metalica Consultores S.A.	Marco Antonio Alfaro Sironvalle, MAusIMM, Metalica Consultores S.A.

San Andrés	Rogerio Moreno, MAusIMM, Principal Geologist, MCB Servicos e Mineracao Ltda.	Rogerio Moreno, MAusIMM, Principal Geologist, MCB Servicos e Mineracao Ltda.

Gualcamayo	Renato Petter, P. Eng., Director of Technical Services, Yamana Gold Inc.	Ronald G. Simpson, P. Geo., GeoSim Services Inc.

Pilar de Goiás	Not applicable	Pamela L. De Mark, P. Geo., Senior Consultant, Snowden Mining Industry Consultants Inc.

El Peñón	William H. Wulftange, P. Geo, Director Technical Compliance, Yamana Gold Inc.	Greg Walker, P.Geo., Senior Manager, Resources Estimation, Yamana Gold Inc.

Alhué/ Minera Florida	William H. Wulftange, P. Geo, Director Technical Compliance, Yamana Gold Inc.	Greg Walker, P.Geo., Senior Manager, Resources Estimation, Yamana Gold Inc.

Amancaya	Not applicable	Chester M. Moore, P.Eng., Scott Wilson Roscoe Postle Associates Inc.

Agua Rica	Renato Petter, P. Eng., Director of Technical Services, Yamana Gold Inc.	Evandro Cintra, Ph.D., P. Geo., Senior Vice President, Technical Services, Yamana Gold Inc.

Alumbrera	Julio Bruna Novillo, AusIMM, Xstrata Plc	Julio Bruna Novillo, AusIMM, Xstrata Plc

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources

Jeronimo	Not applicable	Chester M. Moore, P. Eng., Scott Wilson Roscoe Postle Associates Inc.

Esquel	Not applicable	Robin J. Young, P. Geo., Western Services Engineering, Inc.

Mercedes	Neil B. Prenn, P. Eng., Principal Engineer, Mine Development Associates	Greg Walker, P.Geo., Senior Manager, Resources Estimation, Yamana Gold Inc.

La Pepa	Not applicable	Chester M. Moore, P. Eng., Scott Wilson Roscoe Postle Associates Inc.

The aforementioned firms or persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the reports or the mineral reserve estimates or the mineral resource estimates referred to, or following the preparation of such reports or data, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or data.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company other than Renato Petter, Evandro Cintra, William H. Wulftange, Greg Walker and Marco Antonio Alfaro Sironvalle who recently joined Yamana.

Deloitte & Touche LLP is the auditor of Yamana and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ITEM 16

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, as applicable, will be contained in the Company’s management information circular to be filed in connection with its annual shareholders’ meeting for 2009.  Additional financial information is provided in the Company’s financial statements and managements’ discussion and analysis for the fiscal year ended December 31, 2008.  Additional financial information relating to the Company may also be found under the Company’s SEDAR profile at www.sedar.com.

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
DATED AS OF DECEMBER 14, 2006

I.                                         PURPOSE

The Audit Committee shall provide assistance to the Board of Directors of Yamana Gold Inc. (the “Company”) in fulfilling its financial reporting and control responsibilities to the shareholders of the Company and the investment community.  The external auditors will report directly to the Audit Committee.  The Audit Committee’s primary duties and responsibilities are to:

Oversee the accounting and financial reporting processes of the Company, and the audit of its financial statements, including: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; and (iii) the independent auditors’ qualifications and independence.

Serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems.

Review and appraise the audit activities of the Company’s independent auditors.

Provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters, and meet periodically with management and with the independent auditors.

II.                                     COMPOSITION

The Audit Committee shall be comprised of at least three directors.  Each Committee member shall be an “independent director” within the meaning of Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), as may be amended from time to time.  Pursuant to MI 52-110, a member will be considered “independent” if he has no direct or indirect, material relationship with the Company.  In addition, the composition of the Audit Committee shall comply with the rules and regulations of the Toronto Stock Exchange and any other stock exchange on which the shares of the Company are listed, subject to any waivers or exceptions granted by such stock exchange.

In addition, a director shall not be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person” or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.  An “affiliated person” means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

All members shall, to the satisfaction of the Board of Directors, be financially literate in accordance with the requirements of the MI 52-110 (i.e. will have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements).  At least one member shall have accounting or related financial management expertise to qualify as a “financial expert”.  A person will qualify as “financial expert” if he or she possesses the following attributes:

1.                                      an understanding of financial statements and generally accepted accounting principles used by the Company to prepare its financial statements;

2.                                      an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

3.                                      experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

4.                                      an understanding of internal controls and procedures for financial reporting; and

5.                                      an understanding of audit committee functions.

The Committee members will be elected annually at the first meeting of the Board of Directors following the annual general meeting of shareholders.

Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee or such greater number as the Committee shall be resolution determine.

III.                                 RESPONSIBILITIES AND POWERS

Responsibilities and powers of the Audit Committee include:

Annual review and revision of this Charter as necessary with the approval of the Board of Directors provided that this Charter may be amended and restated from time to time without the approval of the Board of Directors to ensure that the composition of the Audit Committee and the Responsibilities and Powers of the Audit Committee comply with applicable laws and stock exchange rules.

Making recommendations to the Board of Directors regarding the selection, the appointment, evaluation, fees and compensation and, if necessary, the replacement of the independent auditors, and assisting in resolving any disagreements between management and the independent auditors regarding financial reporting.

Approving the appropriate audit engagement fees and the funding for payment of the independent auditors’ compensation and any advisors retained by the Audit Committee.

Ensuring that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

Confirming the independence of the auditors, which will require receipt from the auditors of a formal written statement delineating all relationships between the auditors and the Company and any other factors that might affect the independence of the auditors and reviewing and discussing with the auditors any significant relationships and other factors identified in the statement.  Reporting to the Board of Directors its conclusions on the independence of the auditors and the basis for these conclusions.

Overseeing the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

Ensuring that the independent auditors are not providing any of the following non-audit services:

•                                         bookkeeping or other services related to the accounting records or financial statements of the Company;

•                                        financial information systems design and implementation;

•                                         appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

•                                         actuarial services;

•                                         internal audit outsourcing services;

•                                         management functions or human resources;

•                                          broker or dealer, investment adviser or investment banking services;

•                                         legal services and expert services unrelated to the audit; and

•                                         any other services which the Public Company Accounting Oversight Board determines to be impermissible.

Pre-approving all audit services, internal control related services and approving any permissible non-audit engagements of the independent auditors, in accordance with applicable legislation.

Meeting with the auditors and financial management of the Company to review the scope of the proposed audit for the current year, and the audit procedures to be used.

Meeting quarterly with auditors in “in camera” sessions to discuss reasonableness of the financial reporting process, system of internal control, significant comments and recommendations and management’s performance.

Reviewing with management and the independent auditors:

•                                         the Company’s annual financial statements (and interim financial statements as applicable) and related footnotes, management’s discussion and analysis and the annual information form, for the purpose of recommending approval by the Board of Directors prior to its release, and ensuring that:

•                 management has reviewed the audited financial statements with the audit committee, including significant judgments affecting the financial statements

•                 the members of the Committee have discussed among themselves, without management or the independent auditors present, the information disclosed to the Committee

•                 the Committee has received the assurance of both financial management and the independent auditors that the Company’s financial statements are fairly presented in conformity with Canadian GAAP in all material respects

•                                         Any significant changes required in the independent auditors’ audit plan and any serious issues with management regarding the audit.

•                                          the Company’s internal controls report and the independent auditors’ certification of the report, and review disclosures made to the Committee by the CEO and CFO about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

•                                         Other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards.

Satisfying itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure described in the preceding paragraph, and assessing the adequacy of such procedures periodically.

Reviewing with the independent auditors and management the adequacy and effectiveness of the financial and accounting controls of the Company.

Establishing procedures: (i) for receiving, handling and retaining of complaints received by the Company regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

Reviewing with the independent auditors any audit problems or difficulties and management’s response and resolving disagreements between management and the auditors and reviewing and discussing material written communications between management and the independent auditors, such as any management letter of schedule of unadjusted differences.

Making inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

Making inquires of management and the independent auditors to identify significant business, political, financial, litigation and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

Assessing the overall process for identifying principal business, political, financial, litigation and control risks and providing its views on the effectiveness of this process to the Board.

Ensuring that the disclosure of the process followed by the Board of Directors and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

Obtaining reports from management, the Company’s independent auditors that the Company is in conformity with legal requirements and the Company’s Code of Business Conduct and Ethics and reviewing reports and disclosures of insider and affiliated party transactions.

Discussing any earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

Ensuring adequate procedures are in place for review of the Company’s disclosure of financial information and assess the adequacy of these procedures at least once per year.

Reviewing of confirmation of compliance with the Company’s policies on internal controls, conflicts of interests, ethics, foreign corrupt practice, etc.

Ensuring that the Company’s Annual Information Form and the Company’s Management Information Circular contains the disclosure as required by law, including that required by MI 52-110.

Reviewing with financial management and the independent auditors interim financial information, including interim financial statements, management discussion and analysis and financial press releases for the purpose of recommending approval by the Board of Directors prior to its release.

At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditors and the Company (to assess auditors’ independence).

Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

Reviewing disclosure by management in the event that management deviates from existing approved policies and procedures which disclosure must also must be contained in financial reporting sub-certification forms.

Engaging independent counsel and other advisors, without seeking approval of the Board of Directors or management, if the Committee determines such advisors are necessary to assist the Committee in carrying out its duties and setting and paying for any counsel or advisors employed by the Audit Committee for such purpose.  The Committee shall advise the Board of Directors and management of such engagement.

Discussing with the Company’s legal counsel legal matters that may have a material impact on the financial statements or of the Company’s compliance policies and internal controls.

Conducting special investigations, independent of the Board of Directors or management, relating to financial and non-financial related matters concerning the Company and/or any one or more of its directors, officers, employees, consultants and/or independent contractors, if determined by the Committee to be in the best interests of the Company and its Shareholders.  The Committee shall advise the Board of Directors with respect to the initiations of such investigations and shall periodically report any findings such investigation to the Board of Directors.

Reporting annually to the shareholders in the Company’s Annual Information Form on the carrying out of its responsibilities under this charter and on other matters as required by applicable securities regulatory authorities.

IV.                                MEETINGS

The Audit Committee will meet regularly at times necessary to perform the duties described above in a timely manner, but not less than four times a year and any time the Company proposes to issue a press release with its quarterly or annual earnings information.  Meetings may be held at any time deemed appropriate by the Committee.

The Audit Committee shall meet periodically in separate executive sessions with management (including the Chief Financial Officer), the internal auditors and the independent auditor, and have such other direct and independent interaction with such persons from time to time as the members of the Audit Committee deem appropriate.  The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The independent auditors will have direct access to the Committee at their own initiative.

The Chairman of the Committee will report periodically the Committee’s findings and recommendations to the Board of Directors.